      As filed with the Securities and Exchange Commission on July 9, 2008

                                        REGISTRATION STATEMENT NO. 333-_________
                                                                       811-03927
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                      [X]

POST-EFFECTIVE AMENDMENT NO. _____

AND/OR

REGISTRATION  STATEMENT UNDER THE INVESTMENT ACT OF 1940

AMENDMENT NO. 90                                                             [X]

                MetLife of CT Fund UL for Variable Life Insurance
                           (Exact name of Registrant)

                    MetLife Insurance Company of Connecticut
                               (Name of Depositor)
                                  One Cityplace
                                185 Asylum Street
                        Hartford, Connecticut 06103-3415
              (Address of Depositor's Principal Executive Offices)

        Depositor's Telephone Number, including area code: (860) 308-1000

                              MARIE C. SWIFT, ESQ.
                       Metropolitan Life Insurance Company
                               501 Boylston Street
                           Boston, Massachusetts 02116
                     (Name and Address of Agent for Service)

                      Approximate Date of Proposed Filing:
   As soon as possible after the effective date of this registration statement

The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall thereafter become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Title of Securities Being registered: Flexible Premium Variable Life Insurance Policies

================================================================================

                    METLIFE INSURANCE COMPANY OF CONNECTICUT

                METLIFE OF CT FUND UL FOR VARIABLE LIFE INSURANCE

                       METLIFE VARIABLE SURVIVORSHIP LIFE
                        METLIFE VARIABLE LIFE ACCUMULATOR
                  METLIFE VARIABLE LIFE ACCUMULATOR (SERIES 2)
                                  MARKETLIFE(R)
                                   VINTAGELIFE
                            PORTFOLIO ARCHITECT LIFE

                        SUPPLEMENT DATED OCTOBER 13, 2008
                                     TO THE
                 PROSPECTUSES DATED MAY 2, 2005, AS SUPPLEMENTED

EFFECTIVE OCTOBER 13, 2008, THE METLIFE INSURANCE COMPANY OF CONNECTICUT COMBINED METLIFE OF CT FUND UL II FOR VARIABLE LIFE INSURANCE, METLIFE OF CT VARIABLE LIFE INSURANCE SEPARATE ACCOUNT ONE, METLIFE OF CT VARIABLE LIFE INSURANCE SEPARATE ACCOUNT TWO AND METLIFE OF CT VARIABLE LIFE INSURANCE SEPARATE ACCOUNT THREE (THE "FORMER SEPARATE ACCOUNTS") WITH AND INTO METLIFE OF CT FUND UL FOR VARIABLE LIFE INSURANCE (THE "SEPARATE ACCOUNT"). THE SEPARATE ACCOUNT WAS ESTABLISHED ON NOVEMBER 10, 1983 AND IS REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION AS A UNIT INVESTMENT TRUST UNDER THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED.

IN CONNECTION WITH THE COMBINATION OF THE FORMER SEPARATE ACCOUNTS WITH AND INTO THE SEPARATE ACCOUNT (THE "COMBINATION"), WE TRANSFERRED THE ASSETS OF THE FORMER SEPARATE ACCOUNTS TO THE SEPARATE ACCOUNT AND THE SEPARATE ACCOUNT ASSUMED THE LIABILITIES AND CONTRACTUAL OBLIGATIONS OF THE FORMER SEPARATE ACCOUNTS. ALL REFERENCES IN YOUR PROSPECTUS TO THE FORMER SEPARATE ACCOUNTS NOW REFER TO THE SEPARATE ACCOUNT.

THE COMBINATION DOES NOT AFFECT YOU IN ANY WAY.  MORE PARTICULARLY:

     - THERE ARE NO CHANGES IN OUR OBLIGATIONS OR YOUR RIGHTS AND BENEFITS UNDER THE POLICY AS A RESULT OF THE COMBINATION.

     - YOUR CASH VALUE IS NOT AFFECTED BY THE COMBINATION AND NO CHARGES HAVE BEEN OR WILL BE IMPOSED IN CONNECTION THEREWITH.

     - THE INVESTMENT OPTIONS AVAILABLE UNDER YOUR POLICY HAVE NOT CHANGED AS A RESULT OF THE COMBINATION.

     - YOUR CASH VALUE IS ALLOCATED TO THE SAME INVESTMENT OPTIONS (WITH THE SAME ACCUMULATION UNIT VALUES) AS IT WAS BEFORE THE COMBINATION.

     - THE COMBINATION DOES NOT RESULT IN ANY FEDERAL INCOME TAX CONSEQUENCES TO YOU.

IF YOU HAVE ANY QUESTIONS, PLEASE CONTACT US AT 1-800-334-4298.

                                 MARKETLIFE(SM)
                Flexible Premium Variable Life Insurance Policies
                      APRIL 28, 2008 PROSPECTUS SUPPLEMENT

                            ISSUED TO INDIVIDUALS BY:
 METLIFE INSURANCE COMPANY OF CONNECTICUT -- METLIFE OF CT FUND UL FOR VARIABLE
                                 LIFE INSURANCE
                                       OR
 METLIFE LIFE AND ANNUITY COMPANY OF CONNECTICUT -- METLIFE OF CT FUND UL II FOR
                             VARIABLE LIFE INSURANCE

This prospectus supplement updates certain information contained in your last prospectus dated May 2, 2005 and subsequent supplements for MarketLife SM, a flexible premium variable life insurance policy issued by MetLife Insurance Company of Connecticut or MetLife Life and Annuity Company of Connecticut. MetLife Insurance Company of Connecticut is referred to in this prospectus supplement as the Company. Please keep this prospectus supplement for future reference. The Company no longer offers the Policies to new purchasers. It does continue to accept additional premium payments from existing policy owners.

You can build Cash Value by investing in a variety of INVESTMENT OPTIONS, which, in turn, invest in professionally managed Mutual Funds (THE "FUNDS," LISTED BELOW). The value of your Policy will vary based on the performance of the Funds you select. The following Investment Options are available (please see "The Funds" for additional Investment Options that may be available depending on when you purchased your Policy):

FIDELITY(R) VARIABLE INSURANCE                     Oppenheimer Capital Appreciation
  PRODUCTS -- INITIAL CLASS                           Portfolio -- Class A
  Equity-Income Portfolio                          PIMCO Inflation Protected Bond
  High Income Portfolio                               Portfolio -- Class A
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS     Pioneer Fund Portfolio -- Class A
  TRUST -- CLASS 1                                 Pioneer Strategic Income Portfolio -- Class
  Templeton Global Income Securities Fund             A
JANUS ASPEN SERIES -- SERVICE SHARES             METROPOLITAN SERIES FUND, INC.
  Global Technology Portfolio                      BlackRock Diversified Portfolio -- Class A
  Mid Cap Growth Portfolio                         BlackRock Money Market Portfolio -- Class A
LEGG MASON PARTNERS VARIABLE EQUITY                FI Large Cap Portfolio -- Class A
  TRUST -- CLASS I                                 MetLife Aggressive Allocation
  Legg Mason Partners Variable Equity Index        Portfolio -- Class B
     Portfolio                                     MetLife Conservative Allocation
  Legg Mason Partners Variable Fundamental         Portfolio -- Class B
     Value Portfolio                               MetLife Conservative to Moderate Allocation
  Legg Mason Partners Variable Large Cap           Portfolio -- Class B
     Growth Portfolio                              MetLife Moderate Allocation
LEGG MASON PARTNERS VARIABLE INCOME TRUST          Portfolio -- Class B
  Legg Mason Partners Variable High Income         MetLife Moderate to Aggressive Allocation
     Portfolio                                     Portfolio -- Class B
MET INVESTORS SERIES TRUST                         MFS(R) Total Return Portfolio -- Class F
  Janus Forty Portfolio -- Class A                 MFS(R) Value Portfolio -- Class A
  Legg Mason Partners Managed Assets               Oppenheimer Global Equity
     Portfolio -- Class A                          Portfolio -- Class A
  Loomis Sayles Global Markets                     Western Asset Management U.S. Government
     Portfolio -- Class A                          Portfolio -- Class A
  Met/AIM Capital Appreciation                   VANGUARD(R) VARIABLE INSURANCE FUND
     Portfolio -- Class A                          Mid-Cap Index Portfolio
  Met/AIM Small Cap Growth Portfolio -- Class      Total Stock Market Index Portfolio
     A
  MFS(R) Research International
     Portfolio -- Class B


Certain Funds may have been subject to a merger, substitution or other change. Please see "Additional Information Regarding the Funds" for more information.

                                    THE FUNDS

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS -- INITIAL CLASS
  Equity-Income Portfolio          Reasonable income. The fund will   Fidelity Management & Research
                                   also consider the potential for    Company
                                   capital appreciation. The fund's
                                   goal is to achieve a yield which
                                   exceeds the composite yield on
                                   the securities comprising the
                                   Standard & Poor's 500(SM) Index
                                   (S&P 500(R)).
  High Income Portfolio            Seeks high current income and may  Fidelity Management & Research
                                   also seek capital appreciation.    Company
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 1
  Templeton Global Income          Seeks high current income,         Franklin Advisers, Inc.
     Securities Fund               consistent with preservation of
                                   capital, with capital
                                   appreciation as a secondary
                                   consideration.
JANUS ASPEN SERIES -- SERVICE
  SHARES
  Global Technology Portfolio      Seeks long-term capital growth.    Janus Capital Management LLC
  Mid Cap Growth Portfolio         Seeks long-term growth of          Janus Capital Management LLC
                                   capital.
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST -- CLASS I
  Legg Mason Partners Variable     Seeks investment results that,     Legg Mason Partners Fund Advisor,
     Equity Index Portfolio        before expenses, correspond to     LLC Subadviser: Batterymarch
                                   the price and yield performance    Financial Management, Inc.
                                   of the S&P 500(R) Index.
  Legg Mason Partners Variable     Seeks long-term capital growth.    Legg Mason Partners Fund Advisor,
     Fundamental Value Portfolio   Current income is a secondary      LLC Subadviser: ClearBridge
                                   consideration.                     Advisors, LLC
  Legg Mason Partners Variable     Seeks long-term growth of          Legg Mason Partners Fund Advisor,
     Investors Portfolio+          capital. Current income is a       LLC Subadviser: ClearBridge
                                   secondary objective.               Advisors, LLC
  Legg Mason Partners Variable     Seeks long-term growth of          Legg Mason Partners Fund Advisor,
     Large Cap Growth Portfolio    capital.                           LLC Subadviser: ClearBridge
                                                                      Advisors, LLC
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
  Legg Mason Partners Variable     Seeks high current income.         Legg Mason Partners Fund Advisor,
     High Income Portfolio         Secondarily, seeks capital         LLC Subadvisers: Western Asset
                                   appreciation.                      Management Company; Western Asset
                                                                      Management Company Limited
MET INVESTORS SERIES TRUST
  Janus Forty Portfolio  -- Class  Seeks capital appreciation.        Met Investors Advisory, LLC
     A                                                                Subadviser: Janus Capital
                                                                      Management LLC
  Legg Mason Partners Managed      Seeks high total return.           Met Investors Advisory, LLC
     Assets Portfolio -- Class A                                      Subadvisers: Batterymarch
                                                                      Financial Management, Inc.;
                                                                      Western Asset Management Company;
                                                                      ClearBridge Advisors, LLC; Legg
                                                                      Mason Global Asset Allocation,
                                                                      LLC
  Loomis Sayles Global Markets     Seeks high total investment        Met Investors Advisory, LLC
     Portfolio -- Class A          return through a combination of    Subadviser: Loomis, Sayles &
                                   capital appreciation and income.   Company, L.P.
  Met/AIM Capital Appreciation     Seeks capital appreciation.        Met Investors Advisory, LLC
     Portfolio -- Class A                                             Subadviser: Invesco Aim Capital
                                                                      Management, Inc.
  Met/AIM Small Cap Growth         Seeks long-term growth of          Met Investors Advisory, LLC
     Portfolio -- Class A          capital.                           Subadviser: Invesco Aim Capital
                                                                      Management, Inc.
  MFS(R) Research International    Seeks capital appreciation.        Met Investors Advisory, LLC
     Portfolio -- Class B                                             Subadviser: Massachusetts
                                                                      Financial Services Company
  Oppenheimer Capital              Seeks capital appreciation.        Met Investors Advisory, LLC
     Appreciation Portfolio                                           Subadviser: OppenheimerFunds,
     -- Class A                                                       Inc.
  PIMCO Inflation Protected Bond   Seeks to provide maximum real      Met Investors Advisory, LLC
     Portfolio -- Class A          return, consistent with            Subadviser: Pacific Investment
                                   preservation of capital and        Management Company LLC
                                   prudent investment management.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
  Pioneer Fund Portfolio -- Class  Seeks reasonable income and        Met Investors Advisory, LLC
     A                             capital growth.                    Subadviser: Pioneer Investment
                                                                      Management, Inc.
  Pioneer Strategic Income         Seeks a high level of current      Met Investors Advisory, LLC
     Portfolio -- Class A          income.                            Subadviser: Pioneer Investment
                                                                      Management, Inc.
METROPOLITAN SERIES FUND, INC.
  BlackRock Diversified            Seeks high total return while      MetLife Advisers, LLC
     Portfolio -- Class A          attempting to limit investment     Subadviser: BlackRock Advisors,
                                   risk and preserve capital.         LLC
  BlackRock Money Market           Seeks a high level of current      MetLife Advisers, LLC
     Portfolio -- Class A          income consistent with             Subadviser: BlackRock Advisors,
                                   preservation of capital.           LLC
  FI Large Cap Portfolio -- Class  Seeks long-term growth of          MetLife Advisers, LLC
     A                             capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
  Lehman Brothers(R) Aggregate     Seeks to equal the performance of  MetLife Advisers, LLC
     Bond Index                    the Lehman Brothers(R) Aggregate   Subadviser: MetLife Investment
     Portfolio -- Class A+         Bond Index.                        Advisors Company, LLC
  MetLife Aggressive Allocation    Seeks growth of capital.           MetLife Advisers, LLC
     Portfolio -- Class B
  MetLife Conservative Allocation  Seeks high level of current        MetLife Advisers, LLC
     Portfolio -- Class B          income, with growth of capital as
                                   a secondary objective.
  MetLife Conservative to          Seeks high total return in the     MetLife Advisers, LLC
     Moderate Allocation           form of income and growth of
     Portfolio -- Class B          capital, with a greater emphasis
                                   on income.
  MetLife Moderate Allocation      Seeks a balance between a high     MetLife Advisers, LLC
     Portfolio -- Class B          level of current income and
                                   growth of capital, with a greater
                                   emphasis on growth of capital.
  MetLife Moderate to Aggressive   Seeks growth of capital.           MetLife Advisers, LLC
     Allocation
     Portfolio -- Class B
  MetLife Stock Index              Seeks to equal the performance of  MetLife Advisers, LLC
     Portfolio -- Class A+         the Standard & Poor's 500(R)       Subadviser: MetLife Investment
                                   Composite Stock Price Index.       Advisors Company, LLC
  MFS(R) Total Return              Seeks a favorable total return     MetLife Advisers, LLC
     Portfolio -- Class F          through investment in a            Subadviser: Massachusetts
                                   diversified portfolio.             Financial Services Company
  MFS(R) Value Portfolio -- Class  Seeks capital appreciation and     MetLife Advisers, LLC
     A                             reasonable income.                 Subadviser: Massachusetts
                                                                      Financial Services Company
  Morgan Stanley EAFE(R) Index     Seeks to equal the performance of  MetLife Advisers, LLC
     Portfolio -- Class A+         the MSCI EAFE(R) Index.            Subadviser: MetLife Investment
                                                                      Advisors Company, LLC
  Oppenheimer Global Equity        Seeks capital appreciation.        MetLife Advisers, LLC
     Portfolio -- Class A                                             Subadviser: OppenheimerFunds,
                                                                      Inc.
  Russell 2000(R) Index            Seeks to equal the return of the   MetLife Advisers, LLC
     Portfolio -- Class A+         Russell 2000(R) Index.             Subadviser: MetLife Investment
                                                                      Advisors Company, LLC
  Western Asset Management U.S.    Seeks to maximize total return     MetLife Advisers, LLC
     Government                    consistent with preservation of    Subadviser: Western Asset
     Portfolio -- Class A          capital and maintenance of         Management Company
                                   liquidity.
VANGUARD(R) VARIABLE INSURANCE
  FUND
  Mid-Cap Index Portfolio          Seeks to track the performance of  Vanguard Quantitative Equity
                                   a benchmark index that measures    Group
                                   the investment return of mid-cap
                                   stocks.
  Total Stock Market Index         Seeks to track the performance of  Vanguard Quantitative Equity
     Portfolio                     a benchmark index that measures    Group
                                   the investment return of the
                                   overall stock market.


---------
+ Not available under all Policies. Availability depends on Policy issue date.

ADDITIONAL INFORMATION REGARDING FUNDS

Certain Funds were subject to a merger, substitution, or other change. The chart below identifies the former name and new name of each of these Funds, and, where applicable, the former and new name of the trust of which the Fund is part.

FUND MERGERS/REORGANIZATIONS
The following former Fund was merged with and into the new Fund and reorganized into a new Trust.

                 FORMER FUND                                      NEW FUND
---------------------------------------------  ---------------------------------------------
MET INVESTORS SERIES TRUST                     METROPOLITAN SERIES FUND, INC.
  MFS(R) Value Portfolio -- Class A              MFS(R) Value Portfolio -- Class A


FUND SUBSTITUTIONS
The following new Funds were substituted for the former Funds.

                 FORMER FUND                                      NEW FUND
---------------------------------------------  ---------------------------------------------
FIDELITY(R) VARIABLE INSURANCE PRODUCTS        MET INVESTORS SERIES TRUST
  Growth Portfolio -- Initial Class            Oppenheimer Capital Appreciation
                                                    Portfolio -- Class A
JANUS ASPEN SERIES                             METROPOLITAN SERIES FUND, INC.
  Worldwide Growth Portfolio -- Service Class  Oppenheimer Global Equity Portfolio -- Class
                                                    A
METLIFE INVESTMENT FUNDS, INC.                 METROPOLITAN SERIES FUND, INC.
  MetLife Investment International Stock       Morgan Stanley EAFE(R) Index
     Portfolio -- Class I                           Portfolio -- Class A
METLIFE INVESTMENT FUNDS, INC.                 METROPOLITAN SERIES FUND, INC.
  MetLife Investment Small Company Stock       Russell 2000(R) Index Portfolio -- Class A
     Fund -- Class I
METLIFE INVESTMENT FUNDS, INC.                 METROPOLITAN SERIES FUND, INC.
  MetLife Investment Large Company Stock       MetLife Stock Index Portfolio -- Class A
     Fund -- Class I
METLIFE INVESTMENT FUNDS, INC.                 METROPOLITAN SERIES FUND, INC.
  MetLife Investment Diversified Bond          Lehman Brothers(R) Aggregate Bond Index
     Fund -- Class I                                Portfolio -- Class A


                            FUND CHARGES AND EXPENSES

The next tables describe the Fund charges and expenses that you will indirectly pay periodically during the time that you own the Policy. The Investment Options purchase shares of the Funds at net asset value. The net asset value already reflects the deduction of each Fund's Total Operating Expenses. Therefore you are indirectly bearing the costs of Fund expenses.

The first table below shows the minimum and maximum fees and expenses, as a percentage of average daily net assets, charged by any of the Funds as of December 31, 2007. The second table shows each Fund's fees and expenses, as a percentage of average daily net assets, as of December 31, 2007, unless otherwise noted. This information was provided by the Funds and we have not independently verified it. More detail concerning each Fund's fees and expenses is contained in the prospectus for each Fund.

MINIMUM AND MAXIMUM TOTAL ANNUAL FUND OPERATING EXPENSES

                                                                       MINIMUM        MAXIMUM
                                                                     -----------    -----------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund assets,
including management fees, distribution and/or service (12b-1)
fees, and other expenses)........................................       0.16%          1.12%

FUND FEES AND EXPENSES
(as a percentage of average daily net assets)

                                                    DISTRIBUTION             ACQUIRED    TOTAL    CONTRACTUAL FEE  NET TOTAL
                                                       AND/OR               FUND FEES    ANNUAL        WAIVER        ANNUAL
                                        MANAGEMENT     SERVICE      OTHER      AND     OPERATING   AND/OR EXPENSE  OPERATING
FUND                                        FEE     (12b-1) FEES  EXPENSES   EXPENSES   EXPENSES   REIMBURSEMENT   EXPENSES*
----                                    ----------  ------------  --------  ---------  ---------  ---------------  ---------
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS  -- INITIAL CLASS
  Equity-Income Portfolio                  0.46%          --        0.09%        --       0.55%            --      0.55%
  High Income Portfolio                    0.57%          --        0.11%        --       0.68%            --      0.68%
FRANKLIN TEMPLETON VARIABLE INSURANCE
  PRODUCTS TRUST -- CLASS 1
  Templeton Global Income Securities
     Fund                                  0.50%          --        0.14%        --       0.64%            --      0.64%
JANUS ASPEN SERIES  -- SERVICE SHARES
  Global Technology Portfolio              0.64%        0.25%       0.18%     0.01%       1.08%            --      1.08%
  Mid Cap Growth Portfolio                 0.64%        0.25%       0.04%        --       0.93%            --      0.93%
LEGG MASON PARTNERS VARIABLE EQUITY
  TRUST -- CLASS I
  Legg Mason Partners Variable Equity
     Index Portfolio                       0.31%          --        0.08%        --       0.39%            --      0.39%(1)
  Legg Mason Partners Variable
     Fundamental Value Portfolio           0.75%          --        0.08%        --       0.83%            --      0.83%(1)
  Legg Mason Partners Variable
     Investors Portfolio+                  0.62%          --        0.14%        --       0.76%            --      0.76%(1)
  Legg Mason Partners Variable Large
     Cap Growth Portfolio++                0.75%          --        0.15%        --       0.90%            --      0.90%(2)
LEGG MASON PARTNERS VARIABLE INCOME
  TRUST
  Legg Mason Partners Variable High
     Income Portfolio++                    0.60%          --        0.15%        --       0.75%            --      0.75%(3)
MET INVESTORS SERIES TRUST
  Janus Forty Portfolio -- Class A         0.65%          --        0.05%        --       0.70%            --      0.70%
  Legg Mason Partners Managed Assets
     Portfolio -- Class A                  0.50%          --        0.12%        --       0.62%            --      0.62%
  Loomis Sayles Global Markets
     Portfolio -- Class A                  0.68%          --        0.06%        --       0.74%            --      0.74%
  Met/AIM Capital Appreciation
     Portfolio -- Class A                  0.76%          --        0.10%        --       0.86%            --      0.86%
  Met/AIM Small Cap Growth
     Portfolio -- Class A                  0.86%          --        0.06%        --       0.92%            --      0.92%
  MFS(R) Research International
     Portfolio -- Class B                  0.70%        0.25%       0.09%        --       1.04%            --      1.04%
  Oppenheimer Capital Appreciation
     Portfolio -- Class A                  0.58%          --        0.04%        --       0.62%            --      0.62%
  PIMCO Inflation Protected Bond
     Portfolio -- Class A                  0.50%          --        0.05%        --       0.55%            --      0.55%
  Pioneer Fund Portfolio -- Class A        0.75%          --        0.23%        --       0.98%            --      0.98%(4)
  Pioneer Strategic Income
     Portfolio -- Class A                  0.60%          --        0.09%        --       0.69%            --      0.69%(5)
METROPOLITAN SERIES FUND, INC.
  BlackRock Diversified
     Portfolio -- Class A                  0.44%          --        0.06%        --       0.50%            --      0.50%
  BlackRock Money Market
     Portfolio -- Class A                  0.33%          --        0.07%        --       0.40%             0.01%  0.39%(6)
  FI Large Cap Portfolio -- Class A        0.77%          --        0.07%        --       0.84%            --      0.84%
  Lehman Brothers(R) Aggregate Bond
     Index Portfolio -- Class A+           0.25%          --        0.05%        --       0.30%             0.01%  0.29%(7)
  MetLife Aggressive Allocation
     Portfolio -- Class B                  0.10%        0.25%       0.04%     0.73%       1.12%             0.04%  1.08%(8)
  MetLife Conservative Allocation
     Portfolio -- Class B                  0.10%        0.25%       0.05%     0.59%       0.99%             0.05%  0.94%(8)
  MetLife Conservative to Moderate
     Allocation Portfolio -- Class B       0.10%        0.25%       0.01%     0.64%       1.00%             0.01%  0.99%(8)
  MetLife Moderate Allocation
     Portfolio -- Class B                  0.08%        0.25%       0.01%     0.67%       1.01%            --      1.01%(8)
  MetLife Moderate to Aggressive
     Allocation Portfolio -- Class B       0.08%        0.25%       0.01%     0.70%       1.04%            --      1.04%(8)
  MetLife Stock Index
     Portfolio -- Class A+                 0.25%          --        0.04%        --       0.29%             0.01%  0.28%(9)
  MFS(R) Total Return
     Portfolio -- Class F                  0.53%        0.20%       0.05%        --       0.78%            --      0.78%
  MFS(R) Value Portfolio -- Class A        0.72%          --        0.05%        --       0.77%             0.07%  0.70%(10)
  Morgan Stanley EAFE(R) Index
     Portfolio -- Class A+                 0.30%          --        0.12%     0.01%       0.43%             0.01%  0.42%(11)
  Oppenheimer Global Equity
     Portfolio -- Class A                  0.51%          --        0.10%        --       0.61%            --      0.61%
  Russell 2000(R) Index
     Portfolio -- Class A+                 0.25%          --        0.07%     0.01%       0.33%             0.01%  0.32%(9)
  Western Asset Management U.S.
     Government Portfolio -- Class A       0.49%          --        0.05%        --       0.54%            --      0.54%

                                                    DISTRIBUTION             ACQUIRED    TOTAL    CONTRACTUAL FEE  NET TOTAL
                                                       AND/OR               FUND FEES    ANNUAL        WAIVER        ANNUAL
                                        MANAGEMENT     SERVICE      OTHER      AND     OPERATING   AND/OR EXPENSE  OPERATING
FUND                                        FEE     (12b-1) FEES  EXPENSES   EXPENSES   EXPENSES   REIMBURSEMENT   EXPENSES*
----                                    ----------  ------------  --------  ---------  ---------  ---------------  ---------
VANGUARD(R) VARIABLE INSURANCE FUND
  Mid-Cap Index Portfolio                  0.20%          --        0.04%        --       0.24%            --      0.24%
  Total Stock Market Index Portfolio       0.12%          --        0.04%        --       0.16%            --      0.16%


---------
* Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.
** Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
+ Not available under all Policies. Availability depends on Policy issue date.
++ Fees and expenses of this Portfolio are based on the Portfolio's fiscal year ended October 31, 2007.
++++ Fees and expenses of this Portfolio are based on the Portfolio's fiscal year ended January 31, 2008.
1 Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward.
2 Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward. Due to contractual waivers and/or reimbursements in place through March 1, 2009, the Portfolio's actual total net operating expenses, excluding brokerage, taxes, interest and extraordinary expenses, are not expected to exceed 0.78% prior to that date.
3 Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward.
4 Other Expenses have been Restated to reflect change in Transfer Agent fee schedule as if fees had been in effect during the previous fiscal year.
5 The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the preceding fiscal year.
6 MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.345% for the first $500 million of the Portfolio's average daily net assets and 0.335% for the next $500 million.
7 MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to 0.244%.
8 The Portfolio is a "fund of funds" that invests substantially all of its assets in other portfolios of the Metropolitan Series Fund, Inc. and the Met Investors Series Trust. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee. MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to waive fees or pay all expenses (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) so as to limit the net operating expenses of the Portfolio (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) to 0.10% for the Class A shares, 0.35% for the Class B shares and 0.25% for the Class E shares.
9 MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to 0.243%.
10 MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.65% for the first $1.25 billion of the Portfolio's average daily net assets, 0.60% for the next $250 million and 0.50% for amounts over $1.5 billion.
11 MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to 0.293%.

                        MORTALITY AND EXPENSE RISK CHARGE

We are waiving 0.15% of the Mortality and Expense Risk Charge for the Investment Option investing in the Western Asset Management U.S. Government Portfolio of the Metropolitan Series Fund, Inc. We are also waiving the following amounts of Mortality and Expense Risk Charge: an amount equal to the Fund expenses that are in excess of 0.65% for the Investment Option investing in the PIMCO Inflation Protected Bond Portfolio (Class A) of the Met Investors Series Trust; an amount equal to the Fund expenses that are in excess of 0.85% for the Investment Option investing in the Loomis Sayles Global Markets Portfolio (Class A) of the Met Investors Series Trust; and an amount equal to the Fund expenses that are in excess of 0.64% for the Investment Option investing in the Oppenheimer Global Equity Portfolio (Class A).

             DESCRIPTION OF THE COMPANY, SEPARATE ACCOUNTS AND FUNDS

The following paragraph replaces the second paragraph under THE SEPARATE ACCOUNTS AND THEIR INVESTMENT OPTIONS:

Before December 7, 2007, certain of the Policies were issued by MetLife Life and Annuity Company of Connecticut ("MLAC"), a stock life insurance company chartered in 1973 in Connecticut. These Policies were funded through Fund UL II, a separate account registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended. On December 7, 2007, MLAC, a wholly-owned subsidiary of the Company and an indirect, wholly-owned subsidiary of MetLife, Inc., merged with and into the Company. Upon consummation of the merger, MLAC's corporate existence ceased by operation of law, and the Company assumed legal ownership of all of the assets of MLAC, including Fund UL II and its assets. Pursuant to the merger, therefore, Fund UL II became a separate account of the Company. As a result of the merger, the Company also has become responsible for all of MLAC's liabilities and obligations, including those created under the Policy as initially issued by MLAC (formerly known as The Travelers Life and Annuity Company) and outstanding on the date of the merger. The Policy has thereby become a variable contract funded by a separate account of the Company, and each owner thereof has become a Policy Owner of the Company.

The following paragraph is added under THE SEPARATE ACCOUNTS AND THEIR INVESTMENT OPTIONS:

We anticipate merging MetLife of CT Fund UL II for Variable Life Insurance with and into MetLife of CT Fund UL for Variable Life Insurance during the fourth quarter of 2008 at the earliest, subject to regulatory approval. This merger will have no effect on the provisions of, and the rights and obligations under, the Policy. Similarly, the merger will not have any adverse impact on your Cash Value or any tax consequences for you.

                                    PREMIUMS

The following sentence is added under AMOUNT, FREQUENCY AND DURATION OF PREMIUM
PAYMENTS:

If you send your Premium Payments or transaction requests to an address other than the one we have designated for receipt of such Premium Payments or requests, we may return the Premium Payments to you, or there may be a delay in applying the Premium Payment or transaction to your Policy.

                          DISTRIBUTION AND COMPENSATION

The following sentence is added under DISTRIBUTION:

The Financial Industry Regulatory Authority (FINRA) maintains a Public Disclosure Program for investors. A brochure that includes information describing the Program is available by calling FINRA's Public Disclosure Program hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org.

Book 38                                                           April 28, 2008

                            TRAVELERS MARKETLIFE(SM)
                             May 2, 2005 Prospectus
                Flexible Premium Variable Life Insurance Policies
                            ISSUED TO INDIVIDUALS BY:
 THE TRAVELERS INSURANCE COMPANY -- THE TRAVELERS FUND UL (A SEPARATE ACCOUNT)
                                       OR
 THE TRAVELERS LIFE AND ANNUITY COMPANY -- THE TRAVELERS FUND UL II (A SEPARATE
                                    ACCOUNT)

This prospectus describes information you should know before you purchase Travelers MarketLife (the Policy), a flexible premium variable life insurance policy issued by The Travelers Insurance Company (TIC) or The Travelers Life and Annuity Company (TLAC). TLAC does not solicit or issue insurance products in the state of New York. Please be aware that this is a prospectus, which highlights many Policy provisions and communicates the Policy's primary features. SOME POLICY FEATURES MAY NOT BE AVAILABLE IN SOME STATES AND THERE MAY BE VARIATIONS IN YOUR POLICY FROM DESCRIPTIONS CONTAINED IN THIS PROSPECTUS BECAUSE OF DIFFERENCES IN STATE LAW THAT AFFECT THE POLICIES. We use certain terms throughout this prospectus, which are defined in APPENDIX A. The language of the Policy itself determines your rights and obligations under the Policy. Please keep this prospectus for future reference.

As a LIFE INSURANCE POLICY, the Policy is a contract between you and the Company. The Policy is designed to provide insurance protection on the life of an individual and to build Cash Value. You agree to make sufficient Premium Payments to the Company and the Company agrees to pay a Death Benefit to your Beneficiary after the death of the Named Insured (Insured). Premium Payments are flexible in both frequency and amount. You can build Cash Value by investing in a variety of INVESTMENT OPTIONS (LISTED BELOW), which, in turn, invest in professionally managed Mutual Funds (THE FUNDS). The value of your Policy will vary based on the performance of the Funds you select.

Capital Appreciation Fund
Dreyfus Stock Index Fund -- Initial Shares
Managed Assets Trust
Money Market Portfolio
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
   Templeton Global Asset Allocation Fund -- Class 1 Shares Templeton Global Income Securities Fund -- Class 1 Shares Templeton Growth Securities Fund -- Class 1 Shares
GREENWICH STREET SERIES FUND
   Equity Index Portfolio -- Class I Shares
   Fundamental Value Portfolio
JANUS ASPEN SERIES
   Global Technology Portfolio -- Service Shares
   Mid Cap Growth Portfolio -- Service Shares(1)
   Worldwide Growth Portfolio -- Service Shares
PIMCO VARIABLE INSURANCE TRUST
   Real Return Portfolio -- Administrative Class
SCUDDER INVESTMENT VIT FUNDS
   EAFE(R) Equity Index Fund -- Class A Shares
   Small Cap Index Fund -- Class A Shares
THE TRAVELERS SERIES TRUST
   Large Cap Portfolio
   Managed Allocation Series: Aggressive Portfolio
   Managed Allocation Series: Conservative Portfolio
   Managed Allocation Series: Moderate-Aggressive Portfolio Managed Allocation Series: Moderate-Conservative Portfolio Pioneer Fund Portfolio(2)
   Style Focus Series: Small Cap Growth Portfolio
   U.S. Government Securities Portfolio
   Zero Coupon Bond Fund Portfolio Series 2005
TRAVELERS SERIES FUND INC.
   AIM Capital Appreciation Portfolio
   MFS Total Return Portfolio
   Pioneer Strategic Income Portfolio(3)
   Smith Barney High Income Portfolio
   Smith Barney Large Capitalization Growth Portfolio Strategic Equity Portfolio(4)
VANGUARD VARIABLE INSURANCE FUND
   Mid-Cap Index Portfolio
   Total Stock Market Index Portfolio
VARIABLE INSURANCE PRODUCTS FUND
   Asset Manager SM Portfolio -- Initial Class(5) Equity-Income Portfolio -- Initial Class
   Growth Portfolio -- Initial Class
   High Income Portfolio -- Initial Class

----------
(1)  Formerly Aggressive Growth Portfolio -- Service Shares

(2)  Formerly Utilities Portfolio

(3)  Formerly Putnam Diversified Income Portfolio

(4)  Formerly Alliance Growth Portfolio

(5)  Formerly Asset Manager Portfolio -- Initial Class

To learn more about the Policy you can request a copy of the Statement of Additional Information ("SAI") dated May 2, 2005. We filed the SAI with the Securities and Exchange Commission ("SEC"), and it is incorporated by reference into this prospectus. To request a copy, write to Travelers Life & Annuity, Policy Holder Services, P.O. Box 990019, Hartford, Connecticut 06199-0019, call 1-800-334-4298 or access the SEC's website (http://www.sec.gov).

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE LIFE INSURANCE POLICIES ARE NOT DEPOSITS OF ANY BANK AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, OR ANY OTHER GOVERNMENT AGENCY. REPLACING ANY EXISTING LIFE INSURANCE POLICY WITH THIS POLICY MAY NOT BE TO YOUR ADVANTAGE.

                               TABLE OF CONTENTS

SUMMARY OF PRINCIPAL POLICY BENEFITS AND RISKS ..........................      4
Policy Summary ..........................................................      4
Principal Policy Benefits ...............................................      4
Principal Policy Risks ..................................................      5
Fund Company Risks ......................................................      6
FEE TABLES ..............................................................      7
Transaction Fees ........................................................      7
Periodic Charges other than Fund Operating Expenses .....................      9
Charges for Optional Riders .............................................     11
Fund Charges and Expenses ...............................................     13
DESCRIPTION OF THE COMPANIES, SEPARATE ACCOUNTS AND FUNDS ...............     16
The Insurance Companies .................................................     16
The Separate Accounts and Their Investment Options ......................     17
The Funds ...............................................................     18
Voting Rights ...........................................................     21
Conflicts of Interest ...................................................     22
POLICY CHARGES AND DEDUCTIONS ...........................................     22
Charges Against Premium .................................................     22
Charges Against Cash Value ..............................................     23
Charges Against the Separate Account ....................................     24
Fund Charges ............................................................     24
Modification, Reserved Rights and Other Charges .........................     24
POLICY DESCRIPTION ......................................................     25
Applying for a Policy ...................................................     25
When Coverage Begins ....................................................     25
Right to Cancel (free look period) ......................................     26
Tax Free 'Section 1035' Exchanges .......................................     26
Ownership/Policy Rights .................................................     26
PREMIUMS ................................................................     28
Amount, Frequency and Duration of Premium Payments ......................     28
Allocation of Premium Payments ..........................................     28
VALUES UNDER YOUR POLICY ................................................     29
Cash Value ..............................................................     29
Investment Option Valuation .............................................     29
Loan Account Valuation ..................................................     30
TRANSFERS ...............................................................     30
Transfers of Cash Value .................................................     30
Telephone Transfers .....................................................     31
DEATH BENEFIT ...........................................................     32
Death Benefit Examples ..................................................     32
Changing the Death Benefit Option .......................................     33
Paying the Death Benefit and Payment Options ............................     33

BENEFITS AT MATURITY ....................................................     34
OTHER BENEFITS ..........................................................     34
Exchange Option .........................................................     34
Riders ..................................................................     35
POLICY SURRENDERS .......................................................     36
Full Surrender ..........................................................     36
Partial Surrender .......................................................     36
POLICY LOANS ............................................................     36
Effects of Loans ........................................................     37
LAPSE AND REINSTATEMENT .................................................     37
Lapse ...................................................................     37
Grace Period ............................................................     37
Lapse Protection Guarantee Rider ........................................     37
Reinstatement ...........................................................     38
FEDERAL TAX CONSIDERATIONS ..............................................     38
Potential Benefits of Life Insurance ....................................     38
Tax Status of the Policy ................................................     39
Tax Treatment of Policy Benefits ........................................     40
OTHER TAX CONSIDERATIONS ................................................     42
Insurable Interest ......................................................     42
The Company's Income Taxes ..............................................     42
Alternative Minimum Tax .................................................     42
DISTRIBUTION & COMPENSATION .............................................     43
Distribution ............................................................     43
Compensation -- General .................................................     43
Compensation -- Types ...................................................     44
OTHER POLICY INFORMATION ................................................     45
Payment and Suspension of Valuation .....................................     45
Policy Statements .......................................................     45
Limits on Right to Contest and Suicide Exclusion ........................     45
Misstatement as to Sex and Age ..........................................     46
Policy Changes ..........................................................     46
Emergency Procedures ....................................................     46
Restrictions on Financial Transactions ..................................     46
LEGAL PROCEEDINGS .......................................................     46
FINANCIAL STATEMENT .....................................................     47
APPENDIX A: GLOSSARY OF TERMS USED THROUGHOUT THIS PROSPECTUS ...........    A-1
APPENDIX B: ANNUAL MINIMUM PREMIUMS .....................................    B-1
APPENDIX C: PER THOUSAND OF STATED AMOUNT SURRENDER CHARGE ..............    C-1
APPENDIX D: CURRENT MONTHLY ADMINISTRATIVE CHARGE .......................    D-1
APPENDIX D1: GUARANTEED MONTHLY ADMINISTRATIVE CHARGE ...................   D1-1
APPENDIX E: ILLUSTRATIONS ...............................................     E1

                 SUMMARY OF PRINCIPAL POLICY BENEFITS AND RISKS

This section provides a SUMMARY of the Policy and the principal policy benefits and risks. YOU SHOULD READ THE ENTIRE PROSPECTUS BEFORE PURCHASING THE POLICY. IMPORTANT DETAILS REGARDING THE POLICY ARE CONTAINED IN OTHER SECTIONS OF THIS PROSPECTUS.

                                 POLICY SUMMARY

Travelers MarketLife is both an insurance product and a security. The Policy is first and foremost a life insurance Policy with Death Benefits, Cash Values, and other features traditionally associated with life insurance. To provide these benefits to you, we deduct amounts from your Premium Payments and Policy assets to pay insurance costs, sales and Policy expenses. The Policy is a security because the Cash Value and, under certain circumstances, the Amount Insured and Death Benefit may increase and decrease based on the performance of the Investment Options you select.

                            PRINCIPAL POLICY BENEFITS

     -    Death Benefit

          We will pay your Beneficiary a Death Benefit after the death of the Insured while this Policy is in effect. There are two primary amounts involved in determining the Death Benefit under this Policy. First, when you apply for your Policy you will state the amount of life insurance coverage (THE STATED AMOUNT) that you wish to purchase on the Insured. Second, for a Policy to qualify as life insurance under federal tax law, it must provide a minimum amount of insurance in relation to the Cash Value of your Policy (THE MINIMUM AMOUNT INSURED). Generally, the Cash Value of your Policy is the sum of the values in the Investment Options and your Loan Account Value.

          In addition to choosing the Stated Amount, you must also choose a Death Benefit option. There are two Death Benefit options available:

          - OPTION 1 -- LEVEL OPTION: the Death Benefit will be the greater of (i) the Stated Amount or (ii) the Minimum Amount Insured.

          - OPTION 2 -- VARIABLE OPTION: the Death Benefit will be the greater of (i) the Stated Amount plus the Cash Value of the Policy or (ii) the Minimum Amount Insured.

          The Death Benefit may be increased or decreased by changes in the Stated Amount, surrenders, outstanding loans and charges or by certain Riders.

     -    Policy Surrenders (Withdrawals)

          You may withdraw some or all of your money from your Policy (minus any applicable charges and fees).

     -    Policy Loans

          You may borrow against your Policy using your Policy as collateral.

     -    The Investment Options and the Corresponding Funds

          You may select from a wide variety of Investment Options. Each Investment Option invests directly in a professionally managed Fund. You may transfer Cash Value among any of the Investment Options while continuing to defer current income taxes.

     -    Flexible Premium Payments

          After you make the initial Premium Payment, you may choose the amount and frequency of future Premium Payments, within certain limits.

     -    Payment Options

          You or your Beneficiary can choose from a variety of fixed and variable Payment Options (e.g., lump sum or various periodic payments) to receive the Policy Proceeds.

     -    Tax-Free Death Benefit

          Your Beneficiary may receive the Death Benefit free of income tax, and with properly structured ownership you can also avoid estate tax on the Death Benefit.

     -    Right to Cancel Period

          We urge you to examine your Policy closely. When you receive your Policy, the Right to Cancel Period begins. This period is at least ten
          (10) days, or more if required by state law. If, for any reason, you are not satisfied, you may return the Policy to us during the Right to Cancel Period for a refund.

     -    Exchange Option

          During the first two Policy Years you can exchange this Policy for a form of non-variable permanent individual life insurance.

     -    Riders (Supplemental Insurance Benefits)

          You may add additional insurance to your Policy by Rider. A number of different riders are available, ranging from a Cost of Living Adjustment Rider to a Lapse Protection Guarantee Rider. Please see "Other Benefits" for descriptions of all the riders.

     -    Personalized Illustrations

          You may request personalized illustrations for the Policy that reflect your age, sex, underwriting classification, the specified insurance benefits and the premium requested. These hypothetical illustrations may help you to understand how the Contract Value and Death Benefit can change over time and how the investment performance of the Funds impact the Contract Value and the Death Benefit. The illustrations may also help you compare the Policy to other life insurance policies. Personalized illustrations are based on hypothetical rates of return and are not a representation or guarantee of investment returns or Contract Value.

                             PRINCIPAL POLICY RISKS

     -    Poor Fund Performance (Investment Risk)

          The value of your Policy is tied to the investment performance of the Funds and allocation percentages you choose. If those Funds perform poorly, the value of your Policy will decrease. Since we continue to deduct charges from the Cash Value, if investment results are too low, the Cash Surrender Value of your Policy may fall to zero. In that case, the Policy will, after a grace period, terminate without value and insurance coverage will no longer be in effect.

     -    Tax Risks

          We believe, but do not guarantee, that the Policy should be considered a life insurance policy under federal tax law. If the Policy was determined not to be a life insurance policy for federal tax purposes, you may be considered to be in constructive receipt of Policy Value, with adverse tax consequences, and all or a part of the proceeds paid under the Policy may be taxable to the Beneficiary. There is also a possibility that even if your Policy is treated as life insurance for federal tax purposes, it could be treated as a modified endowment contract (MEC) under federal tax laws (usually if your Premium payments in the first seven policy years or less exceed certain limits). If your Policy is a MEC, partial surrenders, collateral assignments and Policy loans could incur taxes, and any distributions or deemed distributions could incur the additional 10% tax on early withdrawals.

     -    Policy Lapse

          There is a risk that if partial surrenders, loans, and monthly deductions reduce your Cash Surrender Value to too low an amount and/or if the investment experience of your selected Investment Options is unfavorable, then your Policy could lapse. If your Policy lapses, then the Policy and all rights and benefits under it will terminate.

     -    Policy Withdrawal Limitations

          Full and Partial surrenders may be subject to a surrender charge. The minimum partial surrender amount is $500. Surrenders will reduce the Death Benefit, the Amount Insured and the Cash Value of the Policy. Federal income taxes and a penalty tax may apply to partial surrenders.

     -    Credit Risk

          The Death Benefit guarantees and rider guarantees depend on the Company's financial ability to fulfill their obligations. You should review the Company's financial statements, which are available upon request and are attached to the Statement of Additional Information.

     -    Effects of Policy Loans

          A Policy loan, whether or not repaid, will affect your Policy's Cash Value over time because we transfer the amount of the loan from the Investment Options to the Loan Account and hold it as collateral. As a result, the loan collateral does not participate in the investment results of the Investment Options. A Policy loan also reduces the Death Benefit proceeds and could make it more likely that a Policy will lapse.

     -    Increase in Current Fees and Expenses

          Certain Policy fees and expenses are currently charged at less than their maximum amounts. We may increase these current fees and expenses up to the guaranteed maximum levels.

     -    Policy is not Suited for Short-Term Investment

          We designed the Policy to meet long-term financial goals. You should not purchase this Policy to meet any short-term investment goals or if you think you will surrender all or part of your Policy in the short-term.

                               FUND COMPANY RISKS

     - A comprehensive discussion of the risks of each Fund may be found in each Fund Company's prospectus.

     - Each Fund has its own goal, investment objective and investment strategies that affect the risks associated with investing in that Fund.

          A Fund always carries investment risks although some types carry more risk than others. Generally, the higher the potential return, the higher the risk of loss. Before you decide which Funds to choose, you should consider whether the goals and risks of a Fund are a good fit for your investment plan.

          There is no assurance that any of the Funds will achieve their stated investment objective.

                                   FEE TABLES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Policy. The first table describes the fees and expenses that you will pay at the time you buy the Policy or surrender the Policy. The tables disclose the Maximum Guaranteed Charge, the Current Charge and where the amount of a charge depends on the Insured's characteristics, such as age or rating classification, the charge for Sample Insured.

                                TRANSACTION FEES

               CHARGE                   WHEN WE DEDUCT THE CHARGE                             AMOUNT DEDUCTED
-----------------------------------  -------------------------------  --------------------------------------------------------------
Sales Charge                         Upon receipt of each             Current Charge:                2.50% of each Premium Payment
$50,000 -- $499,999                  Premium Payment                  GUARANTEED CHARGE:             2.50% OF EACH PREMIUM PAYMENT
   of Face Amount

Sales Charge                         Upon receipt of each             Current Charge:                2.00% of each Premium Payment
$500,000 -- $999,999                 Premium Payment                  GUARANTEED CHARGE:             2.00% OF EACH PREMIUM PAYMENT
   of Face Amount

Sales Charge                         Not applicable                   Current Charge:                0.00% of each Premium Payment
$1,000,000+                                                           GUARANTEED CHARGE:             0.00% OF EACH PREMIUM PAYMENT
   of Face Amount

Premium Tax Charge                   Upon receipt of each             Current Charge:                2.50% of each Premium Payment
(Waived for policies issued in PR)   Premium Payment                  GUARANTEED CHARGE:             2.50% OF EACH PREMIUM PAYMENT


Surrender Charge (Full) (1)          When you fully surrender your    Current Charge:                Rates per $1000 of Stated
                                     Policy within the first ten                                     Amount for First Year of
                                     (10) Policy Years and for the                                   Coverage:
                                     first ten (10) Policy Years                                     Minimum: $1.63(2)
                                     after an increase in Stated                                     Maximum: $25.40(3)
                                     Amount in addition to the per
                                     $1,000 of Stated Amount          GUARANTEED CHARGE:             RATES PER $1000 OF STATED
                                     Surrender charge, there is also                                 AMOUNT FOR FIRST YEAR OF
                                     another charge that is the                                      COVERAGE:
                                     smallest of 6% of the Cash                                      MINIMUM: $1.63(2)
                                     Value being surrendered, 6% of                                  MAXIMUM: $25.40(3)
                                     the amount of premiums actually
                                     paid within the five years       Sample Charge for a            Rates per $1000 of Stated
                                     preceeding the surrender, or 9%  41-year-old male, non-smoker,  Amount for First Year of
                                     of the total Annual Minimum      preferred risk class, with     Coverage:
                                     Premiums for each full or        death benefit option 1 and a   Current: $6.05
                                     partial Policy Year during the   $279,000 face amount.          Guaranteed: $6.05
                                     five years preceeding the
                                     surrender, whether paid or not.

               CHARGE                   WHEN WE DEDUCT THE CHARGE                             AMOUNT DEDUCTED
-----------------------------------  -------------------------------  --------------------------------------------------------------
Surrender Charge (Partial)           When you partially surrender     Current Charge:                Rates per $1000 of Stated
                                     your Policy within the first                                    Amount for First Year of
                                     ten (10) Policy Years and for                                   Coverage:
                                     the first ten (10) Policy Years                                 Minimum: $1.63(2)
                                     after an increase in Stated                                     Maximum: $25.40(3)
                                     Amount, there is a charge that
                                     is the smallest of 6% of the     GUARANTEED CHARGE:             RATES PER $1000 OF STATED
                                     gross partial surrender amount,                                 AMOUNT FOR FIRST YEAR OF
                                     6% of the amount of premiums                                    COVERAGE:
                                     actually paid within the five                                   MINIMUM: $1.63(2)
                                     years preceeding the surrender,                                 MAXIMUM: $25.40(3)
                                     or 9% of the total Annual
                                     Minimum Premiums for each full   Sample Charge for a            Rates per $1000 of Stated
                                     or partial Policy Year during    41-year-old male, non-smoker,  Amount for First Year of
                                     the five years preceeding the    preferred risk class, with     Coverage:
                                     surrender, whether paid or not.  death benefit option 1 and a   Current: $6.05
                                     Gross partial surrender amounts  $279,000 face amount.          Guaranteed: $6.05
                                     are the requested partial
                                     surrender amounts divided by
                                     94%.

----------
(1) Current and Guaranteed charges may vary in certain states but will not exceed the Guaranteed charges shown above. The rates vary depending on the age, gender, policy duration and the amount of insurance coverage. This rate may not be representative of the charge that a particular policy owner would pay. To obtain information on the charges that would apply to you, please contact your agent or registered representative.

(2) Sample charge for any insured with a specified amount at or above $1,000,000 and with an issue age less than 5-years old regardless of sex, risk class or underwriting.

(3) Sample charge for any insured with a specified amount less than $500,000 and with an issue age greater than 64-years old regardless of sex, risk class or underwriting.

The next two tables describe the fees and expenses that you will pay periodically during the time that you own the Policy, not including Fund expenses.

               PERIODIC CHARGES OTHER THAN FUND OPERATING EXPENSES

               CHARGE                   WHEN WE DEDUCT THE CHARGE                             AMOUNT DEDUCTED
-----------------------------------  -------------------------------  --------------------------------------------------------------
Cost of Insurance Charge (COI(1))    Monthly on the Deduction Day     Current Charge:                Rates per $1000 of Net Amount
                                                                                                     At Risk for the First Year of
                                                                                                     Coverage:
                                                                                                     Minimum: 0.0571(2)
                                                                                                     Maximum: 46.94796(3)

                                                                      GUARANTEED CHARGE:             RATES PER $1000 OF NET AMOUNT
                                                                                                     AT RISK FOR FIRST YEAR OF
                                                                                                     COVERAGE:
                                                                                                     MINIMUM: 0.0571(2)
                                                                                                     MAXIMUM: 47.18322(3)

                                                                      Sample Charge for a            Rates per $1000 of Net Amount
                                                                      41-year-old male, non-smoker,  At Risk for First Year of
                                                                      preferred risk class, with     Coverage:
                                                                      death benefit option 1 and a   Current: 0.1874
                                                                      $279,000 face amount.          Guaranteed: 0.2859

Policy Administrative Expense        Monthly from Cash Value for      Current Charge:                Monthly Rate per $1000 of
Charges                              the first three (3) Policy                                      Initial Stated Amount for the
                                     Years on the Deduction Date                                     first three years of coverage
                                                                                                     or for the three years
                                                                                                     following an increase in Stated
                                                                                                     Amount:
                                                                                                     Minimum: $0.00(4)
                                                                                                     Maximum: $0.39(5)

                                                                      GUARANTEED CHARGE:             MONTHLY RATE PER $1000 OF
                                                                                                     INITIAL STATED AMOUNT FOR THE
                                                                                                     FIRST THREE YEARS OF COVERAGE
                                                                                                     OR FOR THE THREE YEARS
                                                                                                     FOLLOWING AN INCREASE IN STATED
                                                                                                     AMOUNT:
                                                                                                     MINIMUM: $0.00(6)
                                                                                                     MAXIMUM: $0.39(5)

                                                                      Sample Charge for a            Monthly Rate per $1000 of
                                                                      41-year-old male, non-smoker,  Initial Stated Amount for the
                                                                      preferred risk class, with     first three years of coverage
                                                                      death benefit option 1 and a   or for the three years
                                                                      $279,000 face amount.          following an increase in Stated
                                                                                                     Amount:
                                                                                                     Current: $0.08
                                                                                                     Guaranteed: $0.24

----------
(1) The current cost of insurance charges shown are for a preferred nonsmoker underwriting and risk class while the Guaranteed charges are based on the 1980 Commissioners Standard Ordinary (1980 CSO Tables). The cost-of-insurance rates listed do not reflect the addition of any "flat extras." Flat extras account for adverse risks that, if applied, would increase the cost-of-insurance rates shown above.

(2)  Sample charge for a 9-year-old female with death benefit option 1.

(3) Sample charge for an 80-year-old male, smoker, Table 10, with death benefit option 1.

(4) Sample charge for any insured with stated amounts $1,000,000 or more regardless if age, sex, risk class or underwriting. This sample charge also applies to a nonsmoker risk class with stated amounts of $500,000 or more regardless of sex or underwriting.

(5) Sample charge for any insured with stated amounts less than $500,000, smoker risk class, and issue ages between 64-80 years old (inclusive) regardless of sex or underwriting.

       PERIODIC CHARGES OTHER THAN FUND OPERATING EXPENSES (CONTINUATION)

               CHARGE                   WHEN WE DEDUCT THE CHARGE                             AMOUNT DEDUCTED
-----------------------------------  -------------------------------  --------------------------------------------------------------
Mortality and Expense Risk (M&E)     Daily from the unloaned          Current Charge:                0.80% on an annual basis of the
Charge                               portion of the Cash Value                                       amounts in the Investment
(Applies to policies issued on or                                                                    Options for the first fifteen
after 5/1/1998)                                                                                      (15) Policy Years and 0.25%
                                                                                                     thereafter

                                                                      GUARANTEED CHARGE:             SAME AS CURRENT

Mortality and Expense Risk (M&E)     Daily from the unloaned          Current Charge:                0.80% on an annual basis of the
Charge                               portion of the Cash Value                                       amounts in the Investment
(Applies to policies issued on or                                                                    Options for the first fifteen
after 7/12/1995 and prior to                                                                         (15) Policy Years and 0.45%
5/1/1998)                                                                                            thereafter

                                                                      GUARANTEED CHARGE:             SAME AS CURRENT

Mortality and Expense Risk (M&E)     Daily from the unloaned          Current Charge:                0.60% on an annual basis of the
Charge                               portion of the Cash Value                                       amounts in the Investment
(Applies to policies issued prior                                                                    Options for all Policy Years.
to 7/12/1995)

                                                                      GUARANTEED CHARGE:             SAME AS CURRENT

Separate Account Expense Charge      Daily from the unloaned          Current Charge:                0.10% on an annual basis of the
(Applies to policies issued on or    portion of Cash Value                                           amounts in the Investment
after 7/12/1995)                                                                                     Options for the fifteen (15)
                                                                                                     Policy Years and 0.00%
                                                                                                     thereafter

                                                                      GUARANTEED CHARGE:             SAME AS CURRENT

Separate Account Expense Charge      Daily from the unloaned          Current Charge:                0.00% on an annual basis of the
(Applies to policies issued prior    portion of Cash Value                                           amounts in the Investment
to 7/12/1995)                                                                                        Options for all Policy Years.

                                                                      GUARANTEED CHARGE:             SAME AS CURRENT

Policy Loan Cost                     Monthly from the Loan            Current Charge:                3.40% (2.00% in VI) on an
(Applies to policies issued on or    Account                                                         annual basis on the amount
after 7/12/1995)                                                                                     loaned for Policy Years 1-13
                                                                                                     and -0.15% (-0.34% in NY and
                                                                                                     MA) on the amount loaned for
                                                                                                     Policy Years 14 and later.(1)

                                                                      GUARANTEED CHARGE:             SAME AS CURRENT

Policy Loan Cost                     Monthly from the Loan            Current Charge:                3.40% (2.00% in VI) on an
(Applies to policies issued prior    Account                                                         annual basis on the amount
to 7/12/1995)                                                                                        loaned for Policy Years 1-10
                                                                                                     and -0.15% (-0.34% in NY and
                                                                                                     MA) on the amount loaned for
                                                                                                     Policy Years 14 and later.(1)

                                                                                                     Please refer to footnotes for
                                                                                                     policy loan costs for years 11,
                                                                                                     12, and 13.(2)

                                                                      GUARANTEED CHARGE:             SAME AS CURRENT

----------
(1) The Policy Loan Cost reflects the difference between the loan interest rate charged and the loan interest rate credited (see the Policy Loans section for more information).

(2)  The Policy Loan Cost is -0.15% and 2.00%, -0.34% and 1.40%, and -0.15% and
     3.40% for policies issued in the VI, NY and MA, and the remaining states respectively. The percentage splits of the loan account value where the Policy Loan Cost are applied are 25%/75%, 50%/50%, and 75%/25% for years 11, 12, and 13 respectively.

                           CHARGES FOR OPTIONAL RIDERS

               CHARGE                   WHEN WE DEDUCT THE CHARGE                             AMOUNT DEDUCTED
-----------------------------------  -------------------------------  --------------------------------------------------------------
Primary Insured Term Rider(1)        Monthly from the unloaned        Current Charge:                Monthly Rate per $1000 of Term
(Minimum Face Amount $1,000. of      portion of the Cash Value on                                    Amount for the First Year of
Maximum limits subject to            the Deduction Date.                                             Coverage:
underwritingRider face is subject                                                                    Minimum: $0.05(2)
to a $100,000 base face minimum.)                                                                    Maximum: $46.94796(3)

                                                                      GUARANTEED CHARGE:             MONTHLY RATE PER $1000 OF TERM
                                                                                                     AMOUNT FOR THE FIRST YEAR OF
                                                                                                     COVERAGE:
                                                                                                     MINIMUM: $0.05(2)
                                                                                                     MAXIMUM: $47.18322(3)

                                                                      Sample Charge for a            Monthly Rate per $1000 of Term
                                                                      38-year-old male, non-smoker,  Amount for the First Year of
                                                                      preferred risk class, with     Coverage:
                                                                      death benefit option 1 and a   Current: $0.1753
                                                                      $195,000 face amount.          Guaranteed: $0.2634

Spouse Term Insurance Rider (1)      Monthly from the unloaned        Current Charge:                Monthly Rate per $1000 of Term
(Minimum Face Amount $50,000. of     portion of the Cash Value on                                    Amount for the First Year of
Maximum limits subject to            the Deduction Date.                                             Coverage:
underwriting and cannot exceed the                                                                   Minimum: $0.05(2)
base face amount. Rider face is                                                                      Maximum: $46.94796(3)
subject 50,000 to a $ base face
minimum.)                                                             GUARANTEED CHARGE:             MONTHLY RATE PER $1000 OF TERM
                                                                                                     AMOUNT FOR THE FIRST YEAR OF
                                                                                                     COVERAGE:
                                                                                                     MINIMUM: $0.05(2)
                                                                                                     MAXIMUM: $47.18322(3)

                                                                      Sample Charge for a            Monthly Rate per $1000 of Term
                                                                      37-year-old female,            Amount for the First Year of
                                                                      non-smoker, preferred risk     Coverage:
                                                                      class, with death benefit      Current: $0.1049
                                                                      option 1 and a $105,000 face   Guaranteed: $0.1522
                                                                      amount.

Child Term Insurance Rider           Monthly from the unloaned        Current Charge:                Monthly Rate per $1000 of Child
                                     portion of the Cash Value on                                    Term Rider Unit for the First
                                     the Deduction Date.                                             Year of Coverage:
                                                                                                     Without Waiver of Deduction
                                                                                                     Amount Coverage Rider: $0.50
                                                                                                     With Waiver of Deduction
                                                                                                     Amount Coverage Rider: $0.52

                                                                      GUARANTEED CHARGE:             MONTHLY RATE PER $1000 OF CHILD
                                                                                                     TERM RIDER UNIT FOR THE FIRST
                                                                                                     YEAR OF COVERAGE:
                                                                                                     WITHOUT WAIVER OF DEDUCTION
                                                                                                     AMOUNT COVERAGE RIDER: $0.50
                                                                                                     WITH WAIVER OF DEDUCTION
                                                                                                     AMOUNT COVERAGE RIDER: $0.52

                                                                      Sample Charge for a an         Monthly Rate per $1000 of Child
                                                                      15-year- old male with $9,000  Term Rider Unit for the First
                                                                      Child Term Rider face amount   Year of Coverage:

                                                                                                     Without Waiver of Deduction
                                                                                                     Amount Coverage Rider $0.50
                                                                                                     With Waiver of Deduction
                                                                                                     Amount Coverage Rider: $0.52

Accelerated Death Benefit Rider      Not Applicable                   Current Charge:                $150 one time processing fee

                                                                      GUARANTEED CHARGE:             SAME AS CURRENT

----------
(1) The current cost of insurance charges shown are for a preferred nonsmoker underwriting and risk class while the Guaranteed charges are based on the 1980 Commissioners Standard Ordinary (1980 CSO Tables).

(2)  Sample charge for a 9-year-old female with death benefit option 1.

(3) Sample charge for an 80-year-old male, smoker, Table 10, with death benefit option 1.

                   CHARGES FOR OPTIONAL RIDERS (CONTINUATION)

               CHARGE                   WHEN WE DEDUCT THE CHARGE                             AMOUNT DEDUCTED
-----------------------------------  -------------------------------  --------------------------------------------------------------
Lapse Protection Guarantee Rider     Not applicable                   Current Charge:                No charge

                                                                      GUARANTEED CHARGE:             NO CHARGE

Maturity Extension Rider             Not applicable                   Current Charge:                No Charge

                                                                      GUARANTEED CHARGE:             NO CHARGE

Cost of Living Adjustment Rider(1)   Monthly from the unloaned        Current Charge:                Rates per $1000 of Net
                                     portion of the Cash Value on                                    Amount At Risk for the First
                                     the Deduction Date                                              Year of Coverage:
                                                                                                     Minimum: $0.0571(2)
                                                                                                     Maximum: $46.94796(3)

                                                                      GUARANTEED CHARGE:             RATES PER $1000 OF NET
                                                                                                     AMOUNT AT RISK FOR FIRST
                                                                                                     YEAR OF COVERAGE:
                                                                                                     MINIMUM: $0.0571(2)
                                                                                                     MAXIMUM: $47.18322(3)

                                                                      Sample Charge for a            Rates per $1000 of Net
                                                                      40-year-old male, non-smoker,  Amount At Risk for First Year
                                                                      preferred risk class, with     of Coverage:
                                                                      death benefit option 1 and a   Current: $0.1753
                                                                      $240,000 face amount.          Guaranteed: $0.2634

Waiver of Deduction Amount Rider     Monthly from the unloaned        Current Charge:                Monthly Rate per $1000 of
                                     portion of the Cash Value on                                    Monthly Deduction Amount for
                                     the Deduction Date                                              the First Year of
                                                                                                     Coverage:
                                                                                                     Minimum: $0.0000(4)
                                                                                                     Maximum: $0.2587(5)

                                                                      GUARANTEED CHARGE:             MONTHLY RATE PER $1000 OF
                                                                                                     MONTHLY DEDUCTION AMOUNT
                                                                                                     FOR THE FIRST YEAR OF
                                                                                                     COVERAGE:
                                                                                                     MINIMUM: $0.0000(4)
                                                                                                     MAXIMUM: $0.2587(5)

                                                                      Sample Charge for a            Monthly Rate per $1000 of
                                                                      37-year-old male, non-smoker,  Monthly Deduction Amount for
                                                                      preferred risk class, with     the First Year of
                                                                      death benefit option 1 and a   Coverage:
                                                                      $291,000 face amount.          Current: $0.0122
                                                                                                     Guaranteed: $0.0122

Accidental Death Benefit Rider       Monthly from the unloaned        Current Charge:                Monthly Rate per $1000 of
(Minimum face amount if $25,000.     portion of the Cash Value on                                    Term Amount for the First
Maximum Date limits are $100,000     the Deduction Date                                              Year of Coverage:
for issue ages less than 26.                                                                         Minimum: $0.0792(6)
Otherwise the maximum limit is                                                                       Maximum: $0.308(7)
$300,000. Rider face cannot exceed
the base face minimum).                                               GUARANTEED CHARGE:             MONTHLY RATE PER $1000 OF
                                                                                                     TERM AMOUNT FOR THE FIRST
                                                                                                     YEAR OF COVERAGE:
                                                                                                     MINIMUM: $0.0792(6)
                                                                                                     MAXIMUM: $0.308(7)

                                                                      Sample Charge for a            Monthly Rate per $1000 of
                                                                      45-year-old male, non-smoker,  Term Amount for the First
                                                                      standard risk class, with      Year of Coverage:
                                                                      death benefit option 1 and a   Current: $0.0880
                                                                      $282,000 face amount.          Guaranteed: $0.0880

----------
(1) The current cost of insurance charges shown are for a preferred nonsmoker underwriting and risk class while the Guaranteed charges are based on the 1980 Commissioners Standard Ordinary (1980 CSO Tables).

(2)  Sample charge for a 9-year-old female with death benefit option 1.

(3) Sample charge for an 80-year-old male, smoker, Table 10, with death benefit option 1.

(4) Sample charge for any insured with an issue age less than 5 years old regardless of sex, risk class or underwriting.

(5) Sample charge for a 59-year-old smoker regardless of sex, risk class or underwriting.

(6) Sample charge for an insured less than 30 years old with no table rating regardless of sex, risk class or underwriting.

(7) Sample charge for any insured with an issue age of at least 60 years old and a Table 4 rating regardless of sex or risk class.

                            FUND CHARGES AND EXPENSES

The next tables describe the Fund charges and expenses that you will indirectly pay periodically during the time that you own the Policy. The Investment Options purchase shares of the Funds at net asset value. The net asset value already reflects the deduction of each Fund's Total Operating Expenses. Therefore you are indirectly bearing the costs of Fund expenses.

The first table below shows the minimum and maximum fees and expenses, as a percentage of average daily net assets, charged by any of the Funds as of December 31, 2004. The second table shows each Fund's fees and expenses, as a percentage of average daily net assets, as of December 31, 2004, unless otherwise noted. This information was provided by the Funds and we have not independently verified it. More detail concerning each Fund's fees and expenses is contained in the prospectus for each Fund.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES

                                                               MINIMUM   MAXIMUM
                                                               -------   -------
TOTAL ANNUAL FUND OPERATING EXPENSES
   (expenses that are deducted from Underlying Fund
   assets, including management fees, distribution
   and/or service fees (12b-1) fees, and other expenses.)...    0.17%     1.62%

UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets)

                                                                                            CONTRACTUAL
                                                   DISTRIBUTION                                 FEE            NET
                                                      AND/OR                   TOTAL           WAIVER          TOTAL
                                                      SERVICE                  ANNUAL          AND/OR          ANNUAL
                                      MANAGEMENT      (12B-1)       OTHER    OPERATING        EXPENSE        OPERATING
UNDERLYING FUND:                          FEE          FEES       EXPENSES    EXPENSES   REIMBURSEMENT(20)    EXPENSES
----------------                      ----------   ------------   --------   ---------   -----------------   ---------
Capital Appreciation Fund..........      0.70%           --         0.08%      0.78%             --             --(1)
Dreyfus Stock Index Fund --
Initial Shares.....................      0.25%           --         0.01%      0.26%             --           0.26%
Managed Assets Trust...............      0.50%           --         0.11%      0.61%             --             --(12)
Money Market Portfolio.............      0.32%           --         0.10%      0.42%             --             --(12)
CITISTREET FUNDS, INC
   CitiStreet Diversified Bond
      Fund -- Class I+.............      0.44%           --         0.10%      0.54%             --           0.54%
   CitiStreet International
      Stock Fund -- Class I+.......      0.71%           --         0.18%      0.89%             --           0.89%
   CitiStreet Large Company
      Stock Fund -- Class I+.......      0.53%           --         0.11%      0.64%             --           0.64%
   CitiStreet Small Company
      Stock Fund -- Class I+.......      0.59%           --         0.15%      0.74%             --           0.74%
CITISTREET FUNDS, INC. **
   CitiStreet Diversified Bond
      Fund -- Class I+.............      0.44%           --         1.35%      1.79%             --           1.79%
   CitiStreet International
      Stock Fund -- Class I+.......      0.71%           --         1.43%      2.14%             --           2.14%
   CitiStreet Large Company
      Stock Fund -- Class I+.......      0.53%           --         1.36%      1.89%             --           1.89%
   CitiStreet Small Company
      Stock Fund -- Class I+.......      0.59%           --         1.40%      1.99%             --           1.99%

                                                                                            CONTRACTUAL
                                                   DISTRIBUTION                                 FEE            NET
                                                      AND/OR                   TOTAL           WAIVER          TOTAL
                                                      SERVICE                  ANNUAL          AND/OR          ANNUAL
                                      MANAGEMENT      (12B-1)       OTHER    OPERATING        EXPENSE        OPERATING
UNDERLYING FUND:                          FEE          FEES       EXPENSES    EXPENSES   REIMBURSEMENT(20)    EXPENSES
----------------                      ----------   ------------   --------   ---------   -----------------   ---------
FRANKLIN TEMPLETON VARIABLE
   INSURANCE PRODUCTS TRUST
   Templeton Global Asset
      Allocation Fund -- Class
      1 Shares.....................      0.61%           --         0.24%      0.85%           0.01%          0.84%(2)
   Templeton Global Income
      Securities Fund -- Class 1
      Shares.......................      0.62%           --         0.16%      0.78%             --           0.78%(3)
   Templeton Growth
      Securities Fund -- Class 1
      Shares.......................      0.79%           --         0.07%      0.86%             --           0.86%(3)
GREENWICH STREET SERIES FUND
   Equity Index Portfolio --
      Class I Shares...............      0.31%           --         0.03%      0.34%             --           0.34%
   Fundamental Value
      Portfolio....................      0.75%           --         0.02%      0.77%             --           0.77%(4)
JANUS ASPEN SERIES
   Global Technology Portfolio
      -- Service Shares*...........      0.64%         0.25%        0.07%      0.96%             --           0.96%
   Mid Cap Growth Portfolio
      -- Service Shares*...........      0.64%         0.25%        0.01%      0.90%             --           0.90%
   Worldwide Growth
      Portfolio -- Service
      Shares*......................      0.60%         0.25%        0.03%      0.88%             --           0.88%
PIMCO VARIABLE INSURANCE
   TRUST
   Real Return Portfolio --
      Administrative Class*........      0.25%         0.15%        0.25%      0.65%             --           0.65%(5)
SCUDDER INVESTMENT VIT FUNDS
   EAFE(R) Equity Index Fund --
      Class A Shares...............      0.45%           --         0.37%      0.82%           0.17%          0.65%(6)
   Small Cap Index Fund --
      Class A Shares...............      0.35%           --         0.13%      0.48%           0.03%          0.45%(7)
THE TRAVELERS SERIES TRUST
   Large Cap Portfolio.............      0.75%           --         0.11%      0.86%             --           0.86%(8)
   Managed Allocation Series:
      Aggressive Portfolio.........      0.15%           --         0.26%      0.41%           0.06%          0.35%(9)
   Managed Allocation Series:
      Conservative Portfolio.......      0.15%           --         0.26%      0.41%           0.06%          0.35%(9)
   Managed Allocation Series:
      Moderate-Aggressive
      Portfolio....................      0.15%           --         0.26%      0.41%           0.06%          0.35%(9)
   Managed Allocation Series:
      Moderate-Conservative
      Portfolio....................      0.15%           --         0.26%      0.41%           0.06%          0.35%(9)
   Pioneer Fund Portfolio..........      0.75%           --         0.37%      1.12%             --             --(10)
   Style Focus Series: Small
      Cap Growth Portfolio.........      0.85%           --         0.43%      1.28%           0.18%          1.10%(11)
   U.S. Government Securities
      Portfolio....................      0.32%           --         0.11%      0.43%             --             --(12)
   Zero Coupon Bond Fund
      Portfolio Series 2005........      0.10%           --         1.52%      1.62%             --             --(13)
TRAVELERS SERIES FUND INC.
   AIM Capital Appreciation
      Portfolio....................      0.80%           --         0.05%      0.85%             --           0.85%
   MFS Total Return Portfolio......      0.77%           --         0.02%      0.79%             --           0.79%(14)
   Pioneer Strategic Income
      Portfolio....................      0.75%           --         0.15%      0.90%             --           0.90%
   Smith Barney High Income
      Portfolio....................      0.60%           --         0.06%      0.66%             --           0.66%

                                                                                            CONTRACTUAL
                                                   DISTRIBUTION                                 FEE             NET
                                                      AND/OR                   TOTAL           WAIVER          TOTAL
                                                      SERVICE                  ANNUAL          AND/OR          ANNUAL
                                      MANAGEMENT      (12B-1)       OTHER    OPERATING        EXPENSE        OPERATING
UNDERLYING FUND:                          FEE          FEES       EXPENSES    EXPENSES   REIMBURSEMENT(20)    EXPENSES
----------------                      ----------   ------------   --------   ---------   -----------------   ---------
   Smith Barney Large Cap
      Value Portfolio+.............      0.63%           --         0.05%      0.68%             --          0.68%(15)
   Smith Barney Large
      Capitalization Growth
      Portfolio                          0.75%           --         0.03%      0.78%             --          0.78%(16)
   Strategic Equity Portfolio            0.80%           --         0.05%      0.85%             --          0.85%
VANGUARD VARIABLE INSURANCE
   FUND
   Mid-Cap Index Portfolio               0.21%           --         0.03%      0.24%             --          0.24%
   Total Stock Market Index
      Portfolio                          0.15%           --         0.02%      0.17%             --          0.17%
VARIABLE INSURANCE PRODUCTS
   FUND
   Asset Manager SM Portfolio
      -- Initial Class                   0.53%           --         0.12%      0.65%             --            --(17)
   Equity-Income Portfolio --
      Initial Class                      0.47%           --         0.11%      0.58%             --            --(18)
   Growth Portfolio -- Initial
      Class                              0.58%           --         0.10%      0.68%             --            --(19)
   High Income Portfolio --
      Initial Class                      0.58%           --         0.13%      0.71%             --          0.71%

----------
* The 12b-1 fees deducted from these classes cover certain distribution, shareholder support and administrative services provided by intermediaries (the insurance company, broker dealer or other service provider).

**   Includes CHART asset allocation fee.

+    Closed to new investors.

NOTES

(1) Effective September 1, 2004, the investment advisory fee was revised from the annual rate of 0.75% to the following breakpoints: 0.70% on first $1.5 billion of net assets and 0.65% on assets in excess of $1.5 billion. The Fund has a voluntary expense cap of 1.25%.

(2) The Fund's manager has agreed in advance to reduce its fees from assets invested by the Fund in a Franklin Templeton Money Market Fund (the Sweep Money Fund). This reduction is required by the Board and an order of the Securities and Exchange Commission.

(3)  The Fund administration fee is paid indirectly through the management fee.

(4) Effective August 1, 2004, the management fee (including the administration fee), was reduced from 0.75% to the following breakpoints: 0.75% on first $1.5 billion of net assets; 0.70% on next $0.5 billion; 0.65% on next $0.5 billion; 0.60% on the next $1 billion; and 0.50% on net assets in excess of $3.5 billion.

(5) "Other Expenses" reflects a 0.25% administrative fee. PIMCO has contractually agreed, for the Portfolio's current fiscal year, to reduce total annual portfolio operating expenses for the Administrative Class shares to the extent they would exceed, due to the payment of Trustees' fees, 0.65% of average daily net assets. Under the Expense Limitation Agreement, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit.

(6) Pursuant to their respective agreements with Scudder VIT Funds, the investment manager, the underwriter and the accounting agent have agreed, for the one year period commencing on May 1, 2005, to limit their respective fees and to reimburse other expenses to the extent necessary to limit total operating expenses to 0.65% for Class A shares.

(7) Pursuant to their respective agreements with Scudder VIT Funds, the investment manager, the underwriter and the accounting agent have agreed, for the one year period commencing on May 1, 2005, to limit their respective fees and to reimburse other expenses to the extent necessary to limit total operating expenses to 0.45% for Class A shares.

(8) Effective September 1, 2004, the investment advisory fee was revised from the annual rate of 0.75% to the following breakpoints: 0.75% on first $250 million of net assets; 0.70% on the next $500 million and 0.65% on assets in excess of $2 billion. Other Expenses include 0.06% administrative services fee the Fund pays to The Travelers Insurance Company. The expense information in the table has been restated to reflect the current fee schedule.

(9) The figures shown above do not include the Funds' share of Underlying Fund expenses. Because the Underlying Funds that each Fund invests in will vary, as will the proportion of each Fund's assets invested in each Underlying Fund, it is not possible to determine precisely the amount of Underlying Fund expenses that will be borne by the Funds. However, the total annual operating expenses of the Underlying Funds range from 0.40% to 1.10%, so the Underlying Funds expenses borne by the Funds will be somewhere in that range. The Funds have a contractual expense cap of 0.35% that continues to May 1, 2006. Other Expenses are estimates and include a 0.06% administrative service fee the Fund pays to The Travelers Insurance Company.

(10) Effective December 1, 2004, the Management fee was reduced from 0.75% to the following breakpoints: 0.75% on the first $250 million of net assets; 0.70% on the next $250 million; 0.675% on the next $500 million; 0.65% on the next $1 billion and 0.60% on assets in excess of $2 billion. Other expenses include a 0.06% administrative services fee the Fund pays to The Travelers Insurance Company.

(11) The Fund has a contractual expense cap of 1.10% that continues to May 1, 2006. Other expenses are estimates and include a 0.06% administrative service fee the Fund pays to The Travelers Insurance Company.

(12) Other expenses include 0.06% administrative services fee the Fund pays to The Travelers Insurance Company.

(13) Fund has a voluntary waiver of 0.15%. Other Expenses include a 0.06% administrative services fee the Fund pays to The Travelers Insurance Company.

(14) Effective November 1, 2004, the advisory fee was reduced from 0.80% to the following breakpoints: 0.80% on first $600 million of net assets; 0.775% on next $300 million; 0.75% on next $600 million; 0.725% on next $1 billion and 0.675% in excess of $2.5 billion. Effective February 25, 2005, for purposes of meeting the various asset levels and determining an effective fee rate, the combined average daily net assets of: (1) the Fund; and (2) other portfolios of The Travelers Series Trust that are subadvised by MFS are used in performing the calculation. The expense information in the table has been restated to reflect the current fee schedule.

(15) Effective July 1, 2004, the management fee was reduced from 0.65% to the following breakpoints: 0.60% on the first $500 million of net assets; 0.55% on the next $500 million of net assets and 0.50% on assets in excess of $1 billion.

(16) Effective July 1, 2004, the management fee was reduced from 0.75% to the following breakpoints: 0.75% on the first $5 billion of net assets; 0.725% on the next $2.5 billion; 0.70% on the next $2.5 billion and 0.65% on assets in excess of $10 billion.

(17) The annual class operating expenses for the fund are based on historical expenses adjusted to reflect current fees. A portion of the brokerage commissions that the fund pays may be reimbursed and used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce the fund's custodian expenses. Including these reductions, the total class operating expenses would have been 0.64%. These offsets may be discontinued at any time.

(18) A portion of the brokerage commissions that the fund pays may be reimbursed and used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce the fund's custodian expenses. Including these reductions, the total class operating expenses would have been 0.57%. These offsets may be discontinued at any time.

(19) A portion of the brokerage commissions that the fund pays may be reimbursed and used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce the fund's custodian expenses. Including these reductions, the total class operating expenses would have been 0.65%. These offsets may be discontinued at any time.

(20) The table below shows the amount of the waiver or reimbursement and the net total annual operating expenses for underlying funds that have entered into a voluntary fee waiver and/or expense reimbursement arrangement. The net total annual operating expense figure reflects the fee waivers and/or expense reimbursements that were in effect as of the underlying fund's fiscal year end. However, as these arrangements are voluntary, they may be changed or terminated at any time, in which case the underlying fund would be subject to different net total annual operating expenses. Without such waivers performance would be lower.

                                              VOLUNTARY FEE
                                              WAIVER AND/OR
                                                 EXPENSE       NET TOTAL ANNUAL
FUNDING OPTION                                REIMBURSEMENT   OPERATING EXPENSES
--------------                                -------------   ------------------
Capital Appreciation Fund                         0.01%              0.77%
Managed Assets Trust                              0.01%              0.60%
Money Market Portfolio                            0.02%              0.40%
Pioneer Fund Portfolio                            0.13%              0.99%
U.S. Government Securities Portfolio              0.01%              0.42%
Zero Coupon Bond Fund Portfolio Series 2005       1.50%              0.12%
Asset Manager SM Portfolio -- Initial Class       0.01%              0.64%
Equity-Income Portfolio -- Initial Class          0.01%              0.57%
Growth Portfolio -- Initial Class                 0.03%              0.65%

                 DESCRIPTION OF THE COMPANIES, SEPARATE ACCOUNTS
                                    AND FUNDS

                             THE INSURANCE COMPANIES

Please refer to your Policy to determine which Company issued your Policy.

THE TRAVELERS INSURANCE COMPANY is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas.

THE TRAVELERS LIFE AND ANNUITY COMPANY is a stock insurance company chartered in 1973 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all of the United States (except New York), the District of Columbia and Puerto Rico.

Each Company is an indirect wholly owned subsidiary of Citigroup Inc. Each Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415. The Companies are subject to Connecticut law governing insurance companies and are regulated by the Connecticut Commissioner of Insurance. Each company files an annual statement in a prescribed form with the Commissioner that covers the operations of the Company for the preceding year and its financial condition as of the end of such year. Each Company's books and assets are subject to review or examination by the Commissioner, and a full examination of its operations is conducted at least once every four years. In addition, each Company is subject to the insurance laws and regulations of any jurisdiction in which it sells its insurance Policies, as well as to various federal and state securities laws and regulations.

On January 31, 2005, CITIGROUP INC. announced that it has agreed to sell its life insurance and annuity businesses to METLIFE, INC. The proposed sale would include the following insurance companies that issue the variable life insurance policies described in this prospectus:

     -    The Travelers Insurance Company ("TIC")

     -    The Travelers Life and Annuity Company ("TLAC")

The proposed sale would also include TIC and TLAC's affiliated investment advisory companies, Travelers Asset Management International Company LLC, and Travelers Investment Adviser Inc., each of which serves as the investment advisor for certain of the funding options that may be available under your variable contract.

The transaction is subject to certain domestic and international regulatory approvals, as well as other customary conditions to closing. The transaction is expected to close this summer. Under the terms of the transaction, The Travelers Insurance Company will distribute its ownership of Primerica Life Insurance Company and certain other assets, including shares of Citigroup preferred stock, to Citigroup Inc., or its subsidiaries prior to the closing. The Travelers Insurance Company has filed a current report on Form 8-K on February 2, 2005 with additional information about the transaction, including pro forma financial information. The filing can be found at the SEC's Internet website at http://www.sec.gov.

The transaction will not affect the terms or conditions of your variable contract, and The Travelers Insurance Company or The Travelers Life and Annuity Company will remain fully responsible for their respective contractual obligations to variable life insurance contract owners.

               THE SEPARATE ACCOUNTS AND THEIR INVESTMENT OPTIONS

Under Connecticut law, The Travelers Insurance Company and The Travelers Life and Annuity Company each sponsor separate accounts. Separate accounts are primarily designed to keep policy assets separate from other company assets. Premium payments that you invest in the Investment Options are deposited in the applicable Separate account. The income, gains, and losses are credited to, or charged against each separate account without regard to the income, gains or losses from any other Investment Option or from any other business of the Companies.

The Travelers Insurance Company sponsors The Travelers Fund UL Separate Account for Variable Life Insurance (Fund UL), while The Travelers Life and Annuity Company sponsors The Travelers Fund UL II Separate Account for Variable Life Insurance (Fund UL II). Fund UL was established on November 10, 1983 and Fund UL II was established on October 17, 1995. Both separate accounts were established under the laws of Connecticut and both are registered with the Securities and Exchange Commission ("SEC") as unit investment trusts under the Investment Company Act of 1940 and qualify as "separate accounts."

The separate accounts are divided into the various Investment Options to which you allocate your Premium Payments. Each Investment Option uses its assets to purchase shares of a corresponding Fund of the same name. The separate accounts purchase shares of the Funds at net asset value (i.e., without a sales charge) and receive all dividends and capital gains distributions from each Fund, and reinvest in additional shares of that Fund. Finally, the assets of the separate accounts may not be used to pay any liabilities of the insurance companies other than those arising from the Policies, and the insurance companies are obligated to pay all amounts promised to Policy Owners under the Policies.

                                    THE FUNDS

The Funds offered through this Policy are listed below. Some Funds may not be available in certain states. Each Fund is registered under the Investment Company Act of 1940 as an open-end, management investment company. These Funds are not publicly traded and are offered only through variable annuity and variable life insurance products. They are not the same retail mutual funds as those offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar, and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Fund, and Policy Owners should not compare the two.

The Funds offered through this product are selected by the Company based on several criteria, including asset class coverage, the strength of the manager's reputation and tenure and brand recognition, performance and the capability and qualification of each sponsoring investment firm. Another factor the Company considers during the initial selection process is whether the Fund or an affiliate of the Fund will compensate the Company for providing administrative, marketing and support services that would otherwise be provided by the Fund, the Fund's Investment Adviser or its distributor.

Each Fund is reviewed periodically after having been selected. Upon review, the Company may remove a Fund or restrict allocation of additional Premium to a Fund if the Company determines the Fund no longer meets one or more of the criteria and/or if the Fund has not attracted significant contract owner assets.

In addition, if any of the Funds become unavailable, or if we believe that further investment in a Fund is inappropriate for the purposes of the Contract, we may substitute another Investment Option. However, we will not make any substitutions without notifying you and obtaining any state and SEC approval, if necessary. From time to time we may make new Investment Options available.

ADMINISTRATIVE, MARKETING AND SUPPORT SERVICE FEES. As described above, the Company and TDLLC have arrangements with the investment adviser, subadviser, distributor, and/or affiliated companies of most of the Funds under which the Company and TDLLC receive payments in connection with our provision of administrative, marketing or other support services to the Funds. Proceeds of these payments may be used for any corporate purpose, including payment of expenses that the Company and TDLLC incur in promoting, issuing, distributing and administering the Policies. The Company and its affiliates may profit from these fees.

The payments are generally based on a percentage of the average assets of each Fund allocated to the Investment Options under the Policy or other contracts offered by the Company. The amount of the fee that a Fund and its affiliates pay the Company and/or the Company's affiliates is negotiated and varies with each Fund. Aggregate fees relating to the different Funds may be as much as 0.65% of the average net assets of a Fund attributable to the relevant policies. A portion of these payments may come from revenue derived from the Distribution and/or Service Fees (12b-1 fees) that are deducted from a Fund's assets as part of its Total Annual Operating Expenses.

Each Fund has different investment objectives and risks. The Fund prospectuses contain more detailed information on each Fund's investment strategy, investment advisers and its fees. YOU MAY OBTAIN A FUND PROSPECTUS BY CALLING 1-800-334-4298 OR THROUGH YOUR INSURANCE AGENT. We do not guarantee the investment results of the Funds.

                 FUNDS                                 INVESTMENT OBJECTIVE                  INVESTMENT ADVISER/SUBADVISER
-----------------------------------       ----------------------------------------------  ----------------------------------
Capital Appreciation Fund                 Seeks growth of capital. The Fund normally      Travelers Asset Management
                                          invests in equity securities of issuers of any  International Company LLC ("TAMIC")
                                          size and in any industry.                       Subadviser: Janus Capital Corp.

Dreyfus Stock Index Fund -- Initial       Seeks to match the total return of the S&P 500  The Dreyfus Corporation
Shares                                    Index. The Fund normally invests in all 500     Subadviser: Mellon Equity Associates
                                          stocks in the S&P 500 in proportion to their
                                          weighting in the index.

Managed Assets Trust                      Seeks high total return. The Fund normally      TAMIC
                                          invests in equities, convertible and fixed-     Subadviser: Travelers Investment
                                          income securities. The Fund's policy is to      Management Company ("TIMCO")
                                          allocate investments among asset classes.

Money Market Portfolio                    Seeks high current return with preservation of  TAMIC
                                          capital and liquidity. The Fund normally
                                          invests in high-quality short term money
                                          market instruments.

                 FUNDS                                 INVESTMENT OBJECTIVE                  INVESTMENT ADVISER/SUBADVISER
--------------------------------------    ----------------------------------------------   ---------------------------------
CITISTREET FUNDS, INC.
   CitiStreet Diversified Bond Fund --    Seeks maximum long-term total return. The Fund  CitiStreet Funds Management LLC
      Class I+                            primarily invests in fixed income securities.   ("CitiStreet")
                                                                                          Subadviser: Western AssetManagement
                                                                                          Company; Salomon Brothers Asset
                                                                                          Management ("SBAM"); and SSgA Funds
                                                                                          Management ("SSgA")

   CitiStreet International Stock Fund    Seeks maximum long-term total return. The       CitiStreet
      -- Class I+                         Fund primarily invests in the common stocks     Subadviser: Alliance Capital Management
                                          of established non-U.S. companies.              L.P.; Oechsle International Advisors
                                                                                          LLC; and SSgA

   CitiStreet Large Company Stock Fund    Seeks maximum long-term total return. The Fund  CitiStreet
      -- Class I+                         primarily invests in the common stocks of well  Subadviser: Wellington Management
                                          established companies.                          Company; Smith Barney Fund Management
                                                                                          LLC, and SSgA

   CitiStreet Small Company Stock Fund    Seeks maximum long-term total return. The       CitiStreet
      -- Class I+                         Fund primarily invests in the common stocks     Subadviser: TCW Investment Management;
                                          of small companies.                             Babson Capital Management LLC; and SSgA

FRANKLIN TEMPLETON VARIABLE INSURANCE
   PRODUCTS TRUST
   Templeton Global Asset Allocation      Seeks high total return. The Fund normally      Templeton Investment Counsel, LLC
      Fund -- Class 1 Shares              invests in equity securities of companies in
                                          any country, debt securities of companies and
                                          governments of any country, and in money
                                          market instruments. The Fund invests
                                          substantially to primarily in equity
                                          securities.

   Templeton Global Income Securities     Seeks high current income, consistent with      Franklin Advisers, Inc.
      Fund -- Class 1 Shares              preservation of capital. Capital appreciation
                                          is a secondary consideration. The Fund
                                          normally invests mainly in debt securities
                                          of governments and their political
                                          subdivisions and agencies, supranational
                                          organizations, and companies located anywhere
                                          in the world, including emerging markets.

   Templeton Growth Securities Fund --    Seeks long-term capital growth. The Fund        Templeton Global Advisors Limited
      Class 1 Shares                      normally invests in equity securities of
                                          companies located anywhere in the world,
                                          including the U.S. and emerging markets.

GREENWICH STREET SERIES FUND
   Equity Index Portfolio -- Class I      Seeks investment results that, before           TIMCO
      Shares                              expenses, correspond to the price and yield
                                          performance of the S&P 500 Index. The Fund
                                          normally invests in equity securities, or other
                                          investments with similar economic
                                          characteristics that are included in the S&P
                                          500 Index.

   Fundamental Value Portfolio            Seeks long-term capital growth. Current         Smith Barney Fund Management LLC
                                          income is a secondary consideration. The Fund   ("SBFM")
                                          normally invests in common stocks, and common
                                          stock equivalents of companies, the manager
                                          believes are undervalued.

JANUS ASPEN SERIES
   Global Technology Portfolio --         Seeks long-term growth of capital. The Fund     Janus Capital Management LLC
      Service Shares                      normally invests in securities of companies     ("Janus Capital")
                                          that are expected to benefit from advances or
                                          improvements in technology.

   Mid Cap Growth Portfolio -- Service    Seeks capital growth. The Fund normally         Janus Capital
      Shares                              invests in equity securities of mid-sized
                                          companies.

   Worldwide Growth Portfolio --          Seeks growth of capital in a manner consistent  Janus Capital
      Service Shares                      with the preservation of capital. The Fund
                                          normally invests in the common stocks of
                                          companies of any size throughout the world.

                  FUNDS                                INVESTMENT OBJECTIVE                  INVESTMENT ADVISER/SUBADVISER
---------------------------------------   --------------------------------------------    ----------------------------------
PIMCO VARIABLE INSURANCE TRUST
   Real Return Portfolio --               Seeks maximum real return, consistent with      Pacific Investment Management
      Administrative Class                preservation of real capital and prudent        Company LLC
                                          investment management.

SCUDDER INVESTMENT VIT FUNDS
   EAFE(R) Equity Index Fund -- Class A   Seeks to replicate, before expenses, the        Deutsche Asset Management, Inc
      Shares                              performance of the Morgan Stanley Capital       ("Deutsche")
                                          International EAFE Index, which emphasizes      Subadviser: Northern Trust
                                          stocks of companies in Europe, Australia and    Investments, Inc.
                                          the Far East. The Fund normally invests in
                                          stocks and related securities that are
                                          representative of the EAFE Index as a whole.

   Small Cap Index Fund -- Class A        Seeks to replicate, before expenses, the        Deutsche
      Shares                              performance of the Russell 2000 Small Stock     Subadviser: Northern Trust
                                          Index, which emphasizes stocks of small U.S.    Investments, Inc.
                                          companies. The Fund normally invests in stocks
                                          and other securities that are representative
                                          of the Russell 2000 Index as a whole.

THE TRAVELERS SERIES TRUST
   Large Cap Portfolio                    Seeks long term growth of capital. The Fund     TAMIC
                                          normally invests in the securities of           Subadviser: Fidelity Management &
                                          companies with large market capitalizations.    Research Company ("FMR")

   Managed Allocation Series: Aggressive  Seeks long-term growth of capital. The Fund     TAMIC
      Portfolio                           normally invests in other investment            Subadviser: Deutsche Investment
                                          companies ("Underlying Funds") that invest      Management Americas Inc. ("DIMA")
                                          primarily in equity securities.

   Managed Allocation Series:             Seeks a high level of current income with       TAMIC
      Conservative Portfolio              some consideration given to growth of capital.  Subadviser: DIMA
                                          The Fund normally invests in other investment
                                          companies ("Underlying Funds") that invest
                                          in both equity and debt securities.

   Managed Allocation Series: Moderate-   Seeks long-term growth of capital. The Fund     TAMIC
      Aggressive Portfolio                normally invests in other investment            Subadviser: DIMA
                                          companies ("Underlying Funds") that invest in
                                          both equity and debt securities.

   Managed Allocation Series: Moderate-   Seeks a balance between a high level of         TAMIC
      Conservative Portfolio              current income and growth of capital, with a    Subadviser: DIMA
                                          greater emphasis on income. The Fund normally
                                          invests in other investment companies
                                          ("Underlying Funds") that invest in both
                                          equity and debt securities.

   Pioneer Fund Portfolio                 Seeks reasonable income and capital growth.     TAMIC
                                          The Fund invests in equity securities,          Subadviser: Pioneer Investment
                                          primarily of U.S. issuers.                      Management, Inc.

   Style Focus Series: Small Cap Growth   Seeks capital appreciation. The Fund normally   TAMIC
      Portfolio                           invests in common stocks and other equity       Subadviser: TIMCO and Janus Capital
                                          securities of small U.S. companies.

   U.S. Government Securities Portfolio   Seeks current income, total return and high     TAMIC
                                          credit quality. The Fund normally invests in
                                          securities issued or guaranteed by the U.S.
                                          Government, its agencies or instrumentalities.

   Zero Coupon Bond Fund Portfolio        Seeks high consistent total return with         TAMIC
      Series 2005                         preservation of capital. The Fund normally
                                          invests in zero coupon securities.

TRAVELERS SERIES FUND INC.
   AIM Capital Appreciation Portfolio     Seeks capital appreciation. The Fund normally   Travelers Investment Adviser Inc.
                                          invests in common stocks of companies that      ("TIA")
                                          are likely to benefit from new products,        Subadviser: AIM Capital Management Inc.
                                          services or processes or have experienced
                                          above-average earnings growth.

   MFS Total Return Portfolio             Seeks above average income consistent with      TIA
                                          the prudent employment of capital.              Subadviser: MFS
                                          Secondarily, seeks growth of capital and
                                          income. The Fund normally invests in a broad
                                          range of equity and fixed-income securities of
                                          both U.S. and foreign issuers.

                 FUNDS                                 INVESTMENT OBJECTIVE                  INVESTMENT ADVISER/SUBADVISER
--------------------------------------    --------------------------------------------    ----------------------------------
   Pioneer Strategic Income Portfolio     Seeks high current income. The Fund normally    TIA
                                          invests in debt securities and has the          Subadviser: Pioneer Investment
                                          flexibility to invest in a broad range of       Management, Inc.
                                          issuers and segments of the debt securities
                                          market.

   Smith Barney High Income Portfolio     Seeks high current income. Secondarily, seeks   SBFM
                                          capital appreciation. The Fund normally
                                          invests in high yield corporate debt and
                                          preferred stock of U.S. and foreign issuers.

   Smith Barney Large Cap Value           Seeks long-term growth of capital with current  SBFM
      Portfolio+                          income is a secondary objective. The Fund
                                          normally invests in equities, or similar
                                          securities, of companies with large market
                                          capitalizations.

   Smith Barney Large Capitalization      Seeks long term growth of capital. The Fund     SBFM
      Growth Portfolio                    normally invests in equities, or similar
                                          securities, of companies with large market
                                          capitalizations.

   Strategic Equity Portfolio             Seeks capital appreciation. The Fund normally   TIA
                                          invests in U.S. and foreign equity securities.  Subadviser: FMR

VANGUARD VARIABLE INSURANCE FUND
   Mid-Cap Index Portfolio                The fund seeks investment results that          The Vanguard Group
                                          parallel the performance of the unmanaged MSCI
                                          US Mid-Cap 450 Index.

   Total Stock Market Index Portfolio     The fund seeks investment results that          The Vanguard Group
                                          parallel the performance of the unmanaged Dow
                                          Jones Wilshire 5000 Index.

VARIABLE INSURANCE PRODUCTS FUND
   Asset Manager SM Portfolio -- Initial  Seeks high total return with reduced risk over  FMR
      Class                               the long-term. The Fund normally invests by
                                          allocating assets among stocks, bonds and
                                          short-term instruments.

   Equity-Income Portfolio -- Initial     Seeks reasonable income by investing primarily  FMR
      Class                               in income producing equity securities. In
                                          choosing these securities, the fund will also
                                          consider the potential for capital
                                          appreciation. The fund's goal is to achieve a
                                          yield which exceeds the composite yield on the
                                          securities compromising the S&P 500.

   Growth Portfolio -- Initial Class      Seeks to achieve capital appreciation by        FMR
                                          investing in common stocks Fidelity Management
                                          & Research Co. believes have above average
                                          growth potential.

   High Income Portfolio -- Initial       Seeks a high level of current income while      FMR
      Class                               also considering growth of capital.

----------
+    Closed to new investors.

                                  VOTING RIGHTS

The Company is the legal owner of Fund shares. However, we believe that when a Fund solicits proxies in conjunction with a vote of shareholders, we are required to obtain instructions on how to vote Fund shares from Policy Owners who have chosen the corresponding Investment Option. Accordingly, we will send you proxy materials and voting instructions. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from Policy Owners, in the same proportion as shares for which we received voting instructions. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right. In certain limited circumstances and when permitted by law, we may disregard voting instructions. If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual or semi-annual report to Policy Owners.

                              CONFLICTS OF INTEREST

The Funds may also be available to separate accounts offering variable annuity and variable life products of other affiliated and unaffiliated insurance companies, as well as to qualified plans. Due to differences in redemption rates, tax treatment or other considerations, the interest of various shareholders participating in a Fund could conflict. Each will be monitored for the existence of any material conflicts by its Board of Directors to determine what action, if any, should be taken. The prospectuses for the Funds have more details.

                          POLICY CHARGES AND DEDUCTIONS

We deduct the charges described below. The charges are for services and benefits we provide, costs and expenses we incur, and risks we assume under the Policies. The amount of a charge may not exactly correspond to the costs associated with providing the services or benefits indicated by the designated charge. We also may realize a profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expense charges.

The SERVICES AND BENEFITS we provide include:

     - the ability for you to make withdrawals and surrenders under the Policies;

     -    the ability for you to obtain a loan under the Policies;

     -    the Death Benefit paid on the death of the Insured;

     - making available a variety of Investment Options and related programs (including dollar-cost averaging and portfolio rebalancing);

     - administration of the various elective options available under the Policies; and

     -    the distribution of various reports to Policy Owners.

The COSTS AND EXPENSE we incur include:

     - expenses associated with underwriting applications, increases in the Stated Amount, and Riders;

     - losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Policies;

     - sales and marketing expenses including commission payments to your sales agent; and

     -    other costs of doing business.

RISKS we assume include:

     - that the Insured may live for a shorter period of time than estimated resulting in the payment of greater Death Benefits than expected; and

     - that the costs of providing the services and benefits under the Policies will exceed the charges deducted.

                             CHARGES AGAINST PREMIUM

We deduct certain charges from each Premium Payment you make before we allocate that Premium Payment (NET PREMIUM PAYMENT) among the Investment Options.

     - FRONT-END SALES EXPENSE CHARGE: We deduct a front-end sales charge of 2.50% of each Premium Payment for Stated Amounts less than $500,000, 2% of each Premium Payment for Stated Amounts from $500,000 to $999,999 and 0% for Stated Amounts greater than $1,000,000. This charge helps us defray our costs for sales and marketing expenses, including commission payments to your sales agent.

     - PREMIUM TAX CHARGE: We deduct a charge of 2.5% OF EACH PREMIUM PAYMENT for state premium taxes that we currently expect to pay. These taxes vary from state to state and currently range from 0.75% to 3.50%. Because there is a range of premium taxes, a Policy Owner may pay a premium charge that is higher or lower than the premium tax actually assessed or not assessed against the Company in his or her jurisdiction.

                           CHARGES AGAINST CASH VALUE

MONTHLY DEDUCTION AMOUNT: Several charges are combined in the Monthly Deduction Amount, which we deduct pro rata from each of the Investment Option's values attributable to the Policy (unless you select the ALLOCATED CHARGES OPTION -- see below.) We deduct the amount on the first day of each Policy Month (the DEDUCTION DATE). The dollar amount of the Monthly Deduction Amount will vary from month to month. The Monthly Deduction Amount consists of (1) the Cost of Insurance Charge, (2) the Policy Administrative Expense Charge and (3) charges for any Riders. These are described below.

        - COST OF INSURANCE CHARGE: The cost of insurance charge is the primary charge under your Policy for the Death Benefit we provide you. Like other policy charges, we may profit from the cost of insurance charge and may use these profits for any lawful purpose such as the payment of distribution and administrative expenses. The amount of the cost of insurance charge depends on: (1) the Net Amount At Risk and (2) the cost of insurance rate. Generally, the cost of insurance rate increases each year.

        - There are maximum or GUARANTEED COST OF INSURANCE RATES associated with your Policy that are shown on the Policy Summary page of your Policy. The guaranteed rates are based on the 1980 Commissioners Standard Ordinary Mortality Tables or the 1980 Commissions Ordinary Mortality Table B, which are used for unisex cost of insurance rates. The rates are also based on the age, gender and risk class of the Insured.

        - The CURRENT COST OF INSURANCE RATES are based on the age, risk class and gender (unless unisex rates are required) of the Insured. The current rates are lower than the guaranteed rates and they will never exceed the guaranteed rates in the future. We will base any future changes in these rates only on our future expectations as to mortality, expenses and persistency. Nothing in the Policy will be affected by our actual mortality and expenses experienced under Policies issued. We will determine the current rates for the Initial Stated Amount and for each increase to the Stated Amount at the start of each Policy Year and will guarantee them for that Policy Year. Any change that we make in the current rates will be on a uniform basis for insureds of the same age, sex, duration and rate class.

        - POLICY ADMINISTRATIVE EXPENSE CHARGE: This per thousand charge applies for the first three (3) Policy Years and also applies to increases in the Stated Amount (excluding increases due to the Cost of Living Adjustment Rider and increases in Stated Amounts due to Death Benefit option changes). The amount varies by issue age and will be stated in the Policy. For Policies issued between July 12, 1995 and May 1, 1998 (or sold after May 1, 1998 in the states where the new policy had not yet been approved) the charge is 0.10% of assets in the Investment Options for Policy Years 1 -- 15 and 0.00% thereafter.

        - CHARGES FOR RIDERS: The Company will include a supplemental benefits charge in the Monthly Deduction Amount if you have elected any Riders for which there is a charge. The amount of this charge will vary depending upon the actual Rider selected.

ALLOCATED CHARGES OPTION (ACO): You may elect in writing to have us deduct the Monthly Deduction Amount from specified Funds rather than from all Funds on a pro rata basis. You may select a maximum of five Funds to deduct the Monthly Deduction Amount from you and you must designate the applicable amount from each specified fund in a whole percentage. In any given month if the value of any specified Fund is insufficient to support its share of the Monthly Deduction Amount, the Monthly Deduction Amount will be taken pro rata from all Funds.

To elect ACO, you must complete our ACO election form and send it to us. We may modify, suspend or terminate ACO at anytime without prior notification.

SURRENDER CHARGES: There are two types of surrender charges that can apply under the Policy: A PERCENT OF PREMIUM CHARGE AND A PER THOUSAND OF STATED AMOUNT CHARGE equal to a specified amount for each $1,000 of Stated Amount. These surrender charges apply during the first ten Policy Years (or the first ten years following an increase in Stated Amount other than an increase for a Cost of Living Adjustment or a change in Death Benefit option). Both charges apply upon a full surrender of the Policy. Only the Percent of Premium Charge applies upon a partial surrender.

PERCENT OF PREMIUM CHARGE. A Percent of Premium surrender charge will be assessed upon a full or partial surrender of the Policy during the first ten Policy Years (and during the first ten years following an increase in Stated Amount). The charge will be the smallest of:

     (a)  6% of the amount of Cash Value being surrendered; or

     (b) 6% of the amount of premiums actually paid within the five years preceding the surrender; or

     (c) 9% of the total Annual Minimum Premiums for each full or partial Policy Year during the five years preceding the surrender, whether paid or not. (See Appendix A, "Annual Minimum Premiums.") For example, for a 45-year old male with a Stated Amount of $150,000 who pays a premium of $1,969 per year for five years (a total of $9,845), and then fully surrenders the Policy with a Cash Value of $7,485 (assuming a 6% rate of return), the Percent of Premium surrender charge would be $449, because (a) is $449 (6% of $7,485); (b) is $591 (6% of the $9,845 in premiums paid); and (c) is approximately $682 (9% of the annual minimum premium for five years). The smallest, $449, is the applicable charge.

PER THOUSAND OF STATED AMOUNT CHARGE. A Per Thousand of Stated Amount surrender charge is imposed on full surrenders, but not on partial surrenders, and applies only during the first ten Policy Years or the ten years following an increase in Stated Amount (other than an increase for a Cost of Living Adjustment or a change in Death Benefit Option). The charge is equal to a specified dollar amount for each $1,000 of Stated Amount to which it applies, and will apply only to that portion of the Stated Amount (except for increases excluded above) which has been in effect for less than ten years.

The Per Thousand of Stated Amount Charge varies by original issue age, and increases with the issue age of the Insured. For Stated Amounts of $499,999 or less, this charge varies in the first year from $2.04 per $1,000 of Stated Amount for issue ages of 4 years or less, to $25.40 per $1,000 of Stated Amount for issue ages of 65 years or higher. The charge is lower for Stated Amounts over $499,999, and even lower for Stated Amounts over $999,999.

Additionally, the charge decreases by 10% each year over the ten-year period. For example, for a 45-year old with a Stated Amount of $150,000, the charge in the first year is $7.18 for each $1,000 of Stated Amount, or $1,077. The charge decreases 10%, or approximately $0.72, each year, so in the fifth year, it is $4.31 for each $1,000 of Stated Amount, or $646.50; in the tenth year, it is $0.72 for each $1,000, or $108.

This charge is designed to compensate the Company for administrative expenses not covered by other administrative charges. This charge may be reduced or eliminated when sales are made under certain arrangements. (See "Reduction or Elimination of Sales Charges and Administrative Charges" below.) The Per Thousand of Stated Amount surrender charges are set forth in Appendix C.

                      CHARGES AGAINST THE SEPARATE ACCOUNT

MORTALITY AND EXPENSE RISK CHARGE: We deduct a daily charge for mortality and expense risks against the assets in the Investment Options. This charge is at an annual rate of 0.80% for the first fifteen (15) Policy Years, and 0.25% thereafter. For policies issued after July 12, 1995 and prior to May 1, 1998, this charge is at an annual rate of 0.80% of the assets in the Investment Options for the first fifteen (15) Policy Years, and 0.45% thereafter. This charge compensates us for various risks assumed, benefits provided and expenses incurred, including payment of commissions to your sales agent. For policies issued prior to July 12, 1995, the charge is at an annual rate of 0.60% of the assets in the Investment Options all years.

                                  FUND CHARGES

Fund charges are not direct charges under the Policy. When you allocate money to the Investment Options, the separate account purchases shares of the corresponding Funds at net asset value. The net asset value reflects investment advisory fees and other expenses already deducted from the Funds. See the "Fee Tables" section in this prospectus and the Fund company prospectuses for information on the Fund charges.

                 MODIFICATION, RESERVED RIGHTS AND OTHER CHARGES

We may offer the Policy in arrangements where an employer or trustee will own a group of policies on the lives of certain employees, or in other situations where groups of policies will be purchased at one time. We may reduce or eliminate the mortality and expense risk charge, sales or surrender charges and administrative charges in such arrangements to reflect the reduced sales expenses, administrative costs and/or mortality and expense risks expected as a result of sales to a particular group.

We will not reduce or eliminate the withdrawal charge, mortality and expense risk charge or the administrative charge if the reduction or elimination will be unfairly discriminatory to any person.

We reserve the right to charge for transfers, illustrative reports and to charge the assets of each Investment Option for a reserve of any income taxes payable by the Company on the assets attributable to that Investment Option.

We sell the Policies through registered representatives of broker-dealers. These registered representatives are also appointed and licensed as insurance agents of the Company. We pay commissions to the broker-dealers for selling the Policies. You do not directly pay these commissions. We intend to recover commissions, marketing, administrative and other expenses and cost of Policy benefits through the fees and charges imposed under the Policies. See "Distribution."

                               POLICY DESCRIPTION

Travelers MarketLife is both an insurance product and a security. The Policy is first and foremost a life insurance Policy with death benefits, cash values and other features traditionally associated with life insurance. The Policy is a security because the Cash Value and, under certain circumstances, the Amount Insured and Death Benefit may increase or decrease to reflect the performance of the Funds that you direct your Net Premium Payments to. The Policy is non-participating, which means the Company will not pay dividends on the Policy.

                              APPLYING FOR A POLICY

To purchase a Policy, an APPLICATION on the Insured must be submitted to us with information that includes:

     -    Requested Stated Amount (minimum of $50,000);

     -    Death Benefit Option;

     -    Beneficiary;

     -    Investment Option selections; and

     -    Rider selections.

Policies generally will be issued only on the life of an Insured between the ages of 0 and 85. We will then follow certain underwriting procedures designed to determine the insurability of the proposed Insured and may require medical examinations and additional information about the proposed Insured before the application is approved. A Policy will be issued only after the underwriting process is completed to our satisfaction (ISSUE DATE). The POLICY DATE is the date we use to determine all future transactions on the Policy (e.g., deduction dates, policy years). If you pay your initial premium with your application, we will deposit that premium in a non-interest bearing account during the underwriting period.

We reserve the right to reject an application for any reason subject to the requirements imposed by law in the jurisdiction where the requested insurance Policy was to be issued and delivered. If the application is declined or cancelled, the full amount paid with the application will be refunded. We may apply increased charges for the underwriting classification of a proposed Insured.

While your application for the Policy is in underwriting, we may offer you TEMPORARY LIFE INSURANCE. To obtain the temporary insurance, you must complete the Policy Application, including the Temporary Insurance Agreement sections and you must make an advance payment. Please see "Terms and Conditions" in the Temporary Insurance Agreement for details on coverage dates and amounts.

                              WHEN COVERAGE BEGINS

Except as stated in the Temporary Insurance Agreement, no insurance will take effect prior to the later of the Issue Date or the Policy Date shown on the Policy Summary. Insurance issued will take effect on the later of the Issue Date of the Policy Date shown on the Policy Summary if, on the later of the Policy Date or the Issue Date, the health and other conditions relating to insurability remain complete and true as described in the application.

You may request a Policy Date of up to six months prior to the Issue Date for the purpose of preserving a younger Age, or other reasons, subject to our administrative procedures and state laws (a "back-dated policy"). In many, but not all cases, a younger Age will result in a smaller planned premium and lower cost of insurance charges. However, we will deduct the Monthly Deduction Amount under the Policy beginning on the Policy Date even though insurance coverage will not be effective until the Issue Date of the Policy.

                       RIGHT TO CANCEL (FREE LOOK PERIOD)

The law of the state in which your Policy is issued or delivered provides you a Right to Cancel or "free-look" period. The period varies by state but is never less than ten days from the day you receive your Policy. The Right to Cancel period for your Policy will be on the cover of your Policy.

After underwriting is complete and the Right to Cancel period begins, we will apply your Net Premium to the money market Investment Option under the Policy. At the end of the Right to Cancel period, we will apply your Premium to the Investment Options as you indicate on your application (premium allocation instructions).

To cancel a Policy during the Right to Cancel period, you must send a request in Writing along with your Policy to us within the applicable timeframe as set forth in your Policy, and we will make the refund within seven (7) days after we receive your request and returned Policy. We will refund to you any Premiums paid minus any Outstanding Loans.

                        TAX FREE 'SECTION 1035' EXCHANGES

You can generally exchange one life insurance policy for another in a 'tax-free exchange' under Section 1035 of the Internal Revenue Code (the "IRC"). Before making an exchange of one insurance contract for another, you should compare both policies carefully. Remember that if you exchange another policy for the one described in this prospectus, you might have to pay a surrender charge on your old policy. There will be a new surrender charge period for this Policy and other charges may be higher (or lower) and the benefits may be different. If the exchange does not qualify for Section 1035 treatment, you may have to pay federal income tax on the gain and potentially an early withdrawal or other penalty on the exchange. You should not exchange an existing life insurance policy for this one unless you determine, after knowing all the facts and after consulting with a tax advisor, that the exchange is in your best interest and not just better for the person trying to sell you this Policy (that person will generally earn a commission if you buy this Policy through an exchange or otherwise).

                             OWNERSHIP/POLICY RIGHTS

The POLICY OWNER is the person who has the right to exercise all of the rights and options under the Policy, and to make changes to the Policy while the Insured is alive. Usually, the person who is buying the Policy is also the Policy Owner. However, in some instances, the Policy Owner can be an entity such as a trust or someone other than the person who is buying the Policy. In either situation, the Policy Owner may exercise certain rights that are described below. Some changes to the Policy require additional underwriting approval.

     -    Assigning the Policy

          The Policy Owner may assign the Policy as collateral for a loan or other obligation. We are not responsible for any payment made or action taken before receipt of written notice of such assignment. Proof of interest must be filed with any claim under a collateral assignment. Assigning the Policy may have tax consequences. See "Tax Treatment of Policy Benefits." You should consult a tax adviser before assigning the Policy.

     -    Receiving the MATURITY BENEFIT

          If the Insured is living on the Maturity Date, we will pay you the Cash Value of the Policy as of the Maturity Date, less any:

               1.   Outstanding loan;

               2.   Monthly Deduction Amount due but not paid; and

               3. Amount payable to an assignee under a collateral assignment of the Policy.

          Upon maturity, insurance ends and we have no further obligation under the Policy.

     -    Changing or revoking a Beneficiary

          The BENEFICIARY is named in the Policy application and is the person who receives the Death Benefit when the Insured dies. More than one Beneficiary may be named and you may make your Beneficiary designation irrevocable. When the Insured dies, if no Beneficiary is alive, the Death Benefit will be paid to you, if you are alive, otherwise to your estate.

          Unless you irrevocably named the Beneficiary, you may name a new Beneficiary while the Insured is living and while your Policy is in force by writing us at our Home Office. Subject to our receipt of the change, any change in beneficiary will be effective on the date you sign the notice of change regardless of whether the Insured has died at the time we receive the notice; however, we will have no further responsibility if we made any payment before we receive the notice of change.

     -    Decreases in the Stated Amount of Insurance

          You may request a decrease in the Stated Amount after the second Policy Year, provided that the Stated Amount after any decrease is not less than the minimum amount of $50,000. For purposes of determining the Cost of Insurance charge, a decrease will reduce the Stated Amount in the following order:

               1.   against the most recent increase in the Stated Amount;

               2. to other increases in the reverse order in which they occurred; and

               3.   to the initial Stated Amount.

          A decrease in Stated Amount in a substantially funded Policy may cause a cash distribution that is included in your gross income.

     -    Changing the Death Benefit Option

          You may change the Death Benefit Option from Option 1 (the Level Option) to Option 2 (the Variable Option). This change does not require additional underwriting approval.

          You may also request a change from Option 2 to Option 1, which requires additional underwriting approval.

          Changing the Death Benefit Option may have tax consequences. You should consult a tax adviser before changing the Death Benefit Option. Please see "Death Benefit."

     - Increases in the Stated Amount (requires additional underwriting approval)

          You may request an increase to the Stated Amount after the first Policy Year and prior to the Policy Anniversary on which the Insured is age 76. We will require you to submit a new application and evidence of insurability. We will not allow a requested increase to the Stated Amount for less than the Minimum Increase Amount shown on your Policy Summary page. The increase will be effective on the date shown on the supplemental Policy Summary that we will send you. There is an additional Policy Administrative Charge and a Per Thousand of Stated Amount Surrender Charge associated with a requested increase in Stated Amount. We will require you to submit a new application and evidence of insurability for any requested increase in the Stated Amount. We require evidence of insurability because we issue an additional "insurance segment" associated with the increase. Each insurance segment will have its own issue age, risk class and in certain instances, charges. In this case, we will attribute your Cash Value to each insurance segment in the order they were added to the Policy to compute our insurance risk and to calculate the Cost of Insurance Charge.

If you surrender your Policy after an increase in Stated Amount has become effective we will calculate the surrender charge by calculating the two parts of the surrender penalty. Part 1 is equal to the smallest of the following (1) 6% of the amount of cash value being surrendered; (2) 6% of the amount of premium actually paid within 5 years preceeding the surrender; or (3) 9% of the minimum premium (defined in Appendix B) for each full or partial contract year, up to a maximum of 5 years that precedes the surrender. Part 2 is equal to the total of the per thousand surrender penalty for each insurance segment. The total surrender penalty is the total of Part 1 and Part 2.

Written requests for changes should be sent to Travelers Life & Annuity, Policyholder Services, P.O. Box 990019, Hartford, CT 06199-0100. You can contact us by calling (800) 334-4298. Some of these changes may have tax consequences. You should consult a tax adviser before requesting any of these changes.

                                    PREMIUMS

               AMOUNT, FREQUENCY AND DURATION OF PREMIUM PAYMENTS

The Policy allows you to choose the amount and frequency (e.g., monthly, semi-annually, annually) of your Premium Payments within certain guidelines (Planned Premium). The amount of your Premium Payment will vary based on factors including, the age, sex and rating classification of the Insured. The minimum initial premium we will accept is the amount necessary to pay the Monthly Deduction Amount due (unless you elect the Lapse Protection Guarantee Rider). If you elect the Lapse Protection Guarantee Rider at issue, there will be a minimum cumulative premium requirement in order to keep the Rider in effect. If you do not meet the minimum cumulative premium requirement on a monthly basis the Rider will lapse. See the Lapse and Reinstatement for more information on this Rider.

Prior to the Maturity Date, you may request a change in the amount and frequency of your planned Premium Payments and also make unscheduled Premium Payments as long as receipt of such payments or change would not disqualify the Policy as life insurance under applicable federal tax laws. We reserve the right to require evidence of insurability before we accept any additional Premium Payment that would increase insurance coverage.

You may make Premium Payments by:

     - mailing a check, payable to: Travelers Life & Annuity, One Cityplace, 3CP, Hartford, CT 06103-3415.

     - or by direct checking account deductions (you must complete a pre-authorization collection form).

If you do not make your Planned Premium Payment on schedule, your policy may lapse. In addition, even if you make your Planned Premiums on schedule, your Policy may lapse if the Cash Surrender Value of the Policy is insufficient to cover the Monthly Deduction Amount. In either of these cases, before your Policy lapses your Policy will be in default and a GRACE PERIOD will begin. Thirty days after the default happens we will send you a lapse notice stating the amount due to keep the Policy in effect and the date by which you must pay it. Generally, the amount due will be any Monthly Deduction Amounts past due plus the next Monthly Deduction Amount. If the Insured dies during the Grace Period before you have paid the required premium, we will still pay the Death Benefit under the Policy although we will reduce the Death Benefit proceeds by any Monthly Deduction Amount due and the amount of any outstanding loans.

                         ALLOCATION OF PREMIUM PAYMENTS

During the underwriting period, any Premium we receive will be placed in a non-interest bearing account. After underwriting is complete and the Right to Cancel period begins, we will apply your Net Premium to the money market Investment Option in your Policy. At the end of the Right to Cancel period, we will apply your Premium to the Investment Options as you indicate on your application (premium allocation instructions).

You may change your premium allocation instructions upon written request to us (or any other notification we deem satisfactory). Any allocation change will be effective on the date we record the change. Any future premiums will be allocated in accordance with the new allocation, unless we receive contrary written instructions.

Unless underwriting is required, we will process a Premium Payment or other transaction as of the next computed Accumulation Unit Value of an Investment Option following our receipt of the Premium Payment or other transaction request in good order.

                            VALUES UNDER YOUR POLICY

                                   CASH VALUE

Each Policy has a CASH VALUE that is used as the basis for determining Policy benefits and charges. On each business day your Policy has a Cash Value which we use to determine how much money is available to you for loans, surrenders and in some cases the Death Benefit.

A Policy's Cash Value is the sum of the values held in the INVESTMENT OPTIONS and the LOAN ACCOUNT. A Policy's Cash Value will change daily, has no guaranteed minimum value and may be more or less than Premiums paid. We calculate the Policy's Cash Value each day the New York Stock Exchange is open for trading (A VALUATION DATE). The period between successive Valuation Dates is called a VALUATION PERIOD.

The Cash Value will increase or decrease depending on the investment performance of the Investment Options, the Premium Payments you make, the fees and charges we deduct and any Policy transactions (loans, withdrawals, surrenders) you make.

                           INVESTMENT OPTION VALUATION

The value of each Investment Option is measured in ACCUMULATION UNITS. We value each Investment Option on each Valuation Date. Every time you allocate or transfer money to or from an Investment Option we convert that dollar amount into units. The value of an Accumulation Unit for each Investment Option is initially set at $1.00 and may vary among Investment Options and from one Valuation Period to the next. We determine each Investment Option's Accumulation Unit Value (AUV) on each Valuation Date by multiplying the value on the immediately preceding Valuation Date by the corresponding NET INVESTMENT FACTOR (see below) for the Valuation Period just ended. For example, to calculate Monday's Valuation Date price, we would multiply Friday's Accumulation Unit Value by Monday's Net Investment Factor.

The Net Investment Factor is simply an index we use to measure the investment performance of an Investment Option from one Valuation Period to the next. Each Investment Option has a Net Investment Factor for each Valuation Period that may be greater or less than one. Therefore, the value of an Accumulation Unit (and the value of the Investment Option) may increase or decrease.

We determine the NET INVESTMENT FACTOR for any Valuation Period using the
following equation:   a   - c
                    -----
                      b

A is:

     1. the net asset value per share of the Fund held in the Investment Option as of the Valuation Date; plus

     2. the per-share amount of any dividend or capital gain distribution on shares of the Fund held by the Investment Option if the ex-dividend date occurs in the Valuation Period just ended; plus or minus

     3. a per-share charge or credit, as we may determine on the Valuation Date for tax reserves; and

B is:

     1. the net asset value per share of the Fund held in the Investment Option as of the last prior Valuation Date; plus or minus

     2. the per-share or per-unit charge or credit for tax reserves as of the end of the last prior Valuation Date; and

C is the applicable Investment Option deduction for the Valuation Period.

The Accumulation Unit Value may increase or decrease. The number of Accumulation Units credited to your Policy will not change as a result of the Investment Option's investment experience. The separate account will redeem Fund shares at their net asset value, to the extent necessary to make payments under the Policy.

Premium Payments will be credited to your Policy based on the Accumulation Unit Value next determined of the applicable Investment Option after we receive the Premium Payment in good order.

Transfers between Investment Options will result in the addition or reduction of Accumulation Units having a total value equal to the dollar amount being transferred to or from a particular Investment Option. The number of Accumulation Units will be determined by dividing the amount transferred by the Accumulation Unit Value of the Investment Options involved as of the next Valuation Date after we receive your request for transfer at our Home Office.

                             LOAN ACCOUNT VALUATION

When you borrow money from us using the Policy as collateral for the loan, we transfer the amount of the loan from the Investment Options to the Loan Account as collateral for that loan. The value in the Loan Account is charged a fixed rate of interest declared by us. For Policies issued after July 12, 1995, during the first thirteen (13) Policy Years the Loan Account will be charged an annual interest rate of 7.4% and 3.85% thereafter.

For Policies issued prior to July 12, 1995, during the first ten (10) Policy Years, the value in the Loan Account will be charged an annual interest rate of 7.4%. During Policy Years 11, 12 and 13, 25%, 50% and 75% of the outstanding loan, respectively, will be charged a reduced rate of 3.85% and thereafter, 100% of the Loan Account will be charged the reduced rate.

We charge this interest in advance at the beginning of each Policy Year. In addition, the value in the Loan Account will be credited, in arrears, with a fixed rate of interest declared by us that will be at least 4% annually.

When we determine a Policy's Cash Value, the value in the Loan Account (i.e., the amount (adjusted for any repayments or additional Policy loans) we transferred from the Investment Options to secure the loan) and the result of any interest charged or credited on such amount, is added together with the values in the Investment Options.

                                    TRANSFERS

                             TRANSFERS OF CASH VALUE

Generally, you may transfer Cash Value among the Investment Options. Transfer requests received at our Home Office that are in good order before the close of the New York Stock Exchange (NYSE) will be processed according to the value(s) next computed following the close of business. Transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

MARKET TIMING/EXCESSIVE TRADING

THE CONTRACT IS INTENDED FOR USE AS A LONG-TERM INVESTMENT VEHICLE AND IS NOT DESIGNED TO SERVE AS A VEHICLE FOR EXCESSIVE TRADING OR MARKET TIMING IN AN ATTEMPT TO TAKE ADVANTAGE OF SHORT-TERM FLUCTUATIONS IN THE STOCK MARKET. EXCESSIVE TRADING IS DISRUPTIVE TO THE MANAGEMENT OF AN FUND AND INCREASES OVERALL COSTS TO ALL INVESTORS IN THE FUND. If, in our sole discretion, we determine you are engaging in excessive trading activity, trading activity that we believe is indicative of market timing, or any similar trading activity which will potentially hurt the rights or interests of other Contract Owners, we will exercise our contractual right to revise, suspend or eliminate transfer privileges, including limiting the acceptable mode of requesting transfers, and thereafter will only accept transfer requests via regular U.S. mail. We will reject transfer requests requested via facsimile, telephone or Internet. We will notify you if we choose to exercise our contractual right to restrict your acceptable mode of requesting transfers.

In determining whether we believe you are engaged in excessive trading or market timing activity, we will consider, among other things, the following factors:

          -    the dollar amount you request to transfer;

          - the number of transfers you made within the previous three months;

          - whether your transfers follow a pattern designed to take advantage of short term market fluctuations; and

          - whether your transfers are part of a group of transfers made by a third party on behalf of several individual Policy Owners.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program, or, if applicable, any asset allocation program described in this prospectus are not treated as a transfer when we evaluate trading patterns for market timing or excessive trading.

In addition to the above, we also reserve the right, but do not have the obligation, to further restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Policy Owners. We may, among other things:

          - reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one owner, or

          - reject the transfer or exchange instructions of individual owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one owner.

We will notify you in writing before we restrict your right to request transfers through such market timing firm or other third party.

The policy of the Company is to seek to apply its anti-market timing and excessive trading procedures uniformly. These procedures, however, will not prevent all excessive trading and market timing activity from occurring. For example:

     - Some of the Funds are available as investments for variable insurance contracts offered by other insurance companies. These other insurance companies may have different procedures to prevent excessive trading and market timing activity or may not have any such procedures because of contractual limitations.

     - The Company may issue Policies to qualified retirement plans that request financial transactions with the Company on an omnibus basis on behalf of all plan participants. These plans generally employ a record-keeper to maintain records of participant financial activity. Because the Company does not have the records to monitor the trading activity of the individual participants, the Company may not be able to identify plan participants who may be engaging in excessive trading or market timing activity and/or may not be able to apply its contractual trade restrictions to such participants.

     - There may be other circumstances where the Company does not identify trading activity as market timing or excessive trading or take action to restrict trading activity that does not qualify as excessive trading or market timing activity under our current anti-market timing procedures. For example, Contract Owners may engage in trading activity involving dollar amounts that are less than the threshold that we use for trade surveillance. Or, Contract Owners may request trades in a frequency or pattern that does not qualify as excessive trading or market timing activity under our current anti-market timing procedures.

Excessive trading and market timing activity increases the overall transaction costs of an Fund, which may serve to decrease the Fund's performance. Further, excessive trading and market timing activity may disrupt the management of a Fund because of the portfolio's advisor must react to frequent requests to purchase and redeem investments.

FUTURE MODIFICATIONS. We will continue to monitor the transfer activity occurring among the Investment Options, and may modify these transfer restrictions at any time if we deem it necessary to protect the interest of all Policy Owners. These modifications may include curtailing or eliminating, without notice, the ability to use the Internet, facsimile or telephone in making transfers.

                               TELEPHONE TRANSFERS

The Policy Owner may make a transfer request in writing by mailing the request to the Company at its Home Office, or by telephone (if an authorization form is on file) by calling 1-800-334-4298. The Company will take reasonable steps to ensure that telephone transfer requests are genuine. These steps may include seeking proper authorization and identification prior to processing telephone requests. Additionally, the Company will confirm telephone transfers. Any failure to take such measures may result in the Company's liability for any losses due to fraudulent telephone transfer requests.

                                  DEATH BENEFIT

If your Policy is in effect on the date of the Insured's death, we will pay your Beneficiary a Death Benefit. We may reduce the Death Benefit payable as discussed below under "Paying the Death Benefit and Payment Options." All or part of the Death Benefit may be paid in cash or applied to one or more of the PAYMENT OPTIONS described in the following pages.

You may select one of two Death Benefit Options when you purchase the Policy. The amount of the Death Benefit will depend on which Death Benefit Option you select. However, as long as the Policy remains in effect, the Company guarantees that the Death Benefit under either option will be at least the current Stated Amount of the Policy less any outstanding Policy loans and unpaid Monthly Deduction Amount.

OPTION 1 (THE LEVEL OPTION)

The Death Benefit will be equal to the Stated Amount of the Policy on the date of the Insured's death or, if greater, the Minimum Amount Insured as of the date of the Insured's death.

OPTION 2 (THE VARIABLE OPTION)

The Death Benefit will be equal to the Stated Amount of the Policy plus the Cash Value as of the date of the Insured's death or, if greater, the Minimum Amount Insured as of the date of the Insured's death.

In order to be treated as life insurance under federal tax law, the Policy's Death Benefit must meet or exceed the minimum requirements of either the Guideline Premium Test or the Cash Value Accumulation Test (the MINIMUM AMOUNT INSURED). These tests generally impact the Death Benefit when a Policy Owner has a relatively large Cash Value in relation to the Stated Amount. This Policy uses the GUIDELINE PREMIUM TEST.

Under the Guideline Premium Test, a Policy's Death Benefit will not be less than the Policy's Cash Value times the corridor factor under the Code. The corridor factors, which require that the Death Benefit be greater than the Policy's Cash Value by a percentage that decreases over time, are shown in your Policy. The following is a summary of the percentages. For attained ages not shown, the percentages decline pro rata each year.

 ATTAINED AGE
OF THE INSURED   CORRIDOR FACTORS
--------------   ----------------
0-40                   250%
  45                   215%
  50                   185%
  55                   150%
  60                   130%
  65                   120%
  70                   115%
  75                   105%
  95                   100%

The investment performance of the Funds, expenses and deduction of charges all impact Cash Value. In some circumstances, the Death Benefit may vary with the amount of the Cash Value. Under Death Benefit Option 1, the Death Benefit will vary with the Cash Value whenever the Cash Value multiplied by the applicable Minimum Amount Insured percentage set forth in Section 7702 of the Code is greater than the Stated Amount. Under Death Benefit Option 2, the Death Benefit will always vary with the Cash Value because the Death Benefit is equal to the Stated Amount of the Policy plus the Cash Value as of the date of the Insured's death (or if greater, the Minimum Amount Insured as of the date of the Insured's death.) Finally, if the investment performance of the Funds is too low and the Cash Value of your Policy falls below the amount necessary to pay the Monthly Deduction Amount due and you do not send us sufficient Premium, your Policy may lapse and no coverage will be in effect.

                             DEATH BENEFIT EXAMPLES

The following examples demonstrate the relationship between the Death Benefit, the Cash Surrender Value and the Minimum Amount Insured under each Death Benefit Option. The examples assume an Insured of age 40, a

Minimum Amount Insured of 250% of Cash Value (assuming the preceding table is controlling as to Minimum Amount Insured), and no outstanding Policy Loan.

                         OPTION 1 -- LEVEL DEATH BENEFIT

In the following examples of an Option 1 Level Death Benefit, the Death Benefit under the Policy is generally equal to the Stated Amount of $50,000. Since the Policy is designed to qualify as a life insurance Policy, the Death Benefit cannot be less than the Minimum Amount Insured (or, in this example, 250% of the Cash Value).

EXAMPLE ONE. If the Cash Value of the Policy equals $10,000, the Minimum Amount Insured would be $25,000 ($10,000 x 250%). Since the Death Benefit of the Policy is the greater of the Stated Amount ($50,000) or the Minimum Amount Insured ($25,000), the Death Benefit would be $50,000.

EXAMPLE TWO. If the Cash Value of the Policy equals $40,000, the Minimum Amount Insured would be $100,000 ($40,000 x 250%). The resulting Death Benefit would be $100,000 since the Death Benefit is the greater of the Stated Amount ($50,000) or the Minimum Amount Insured ($100,000).

                       OPTION 2 -- VARIABLE DEATH BENEFIT

In the following examples of an Option 2 Variable Death Benefit, the Death Benefit varies with the investment experience of the applicable Investment Options and will generally be equal to the Stated Amount plus the Cash Value of the Policy (determined on the date of the Insured's death). The Death Benefit cannot, however, be less than the Minimum Amount Insured (or, in this example, 250% of the Cash Value).

EXAMPLE ONE. If the Cash Value of the Policy equals $10,000, the Minimum Amount Insured would be $25,000 ($10,000 x 250%). The Death Benefit ($60,000) would be equal to the Stated Amount ($50,000) plus the Cash Value ($10,000), unless the Minimum Amount Insured ($25,000) was greater.

EXAMPLE TWO. If the Cash Value of the Policy equals $60,000, then the Minimum Amount Insured would be $150,000 ($60,000 x 250%). The resulting Death Benefit would be $150,000 because the Minimum Amount Insured ($150,000) is greater than the Stated Amount plus the Cash Value ($50,000 + $60,000 = $110,000).

                        CHANGING THE DEATH BENEFIT OPTION

You may change the Death Benefit Option by sending a written request to the Company. With some changes from Option 2 (Variable Benefit) to Option 1 (Level Benefit), involving substantially funded Policies, there may be a cash distribution, which is included in gross income. A change from Option 1 to Option 2 will not be permitted if the change results in a Stated Amount of less than $50,000. A change from Option 1 to Option 2 is also subject to underwriting. Changing the Death Benefit Option may have tax consequences. You should consult a tax adviser before making any change.

                  PAYING THE DEATH BENEFIT AND PAYMENT OPTIONS

Death Benefits are payable within seven days after we receive satisfactory proof of the Insured's death. The amount of Death Benefit paid may be adjusted to reflect any unpaid Monthly Deduction Amount, any Policy loan, any material misstatements in the Policy application as to age or sex of the Insured, and any amounts payable to an assignee under a collateral assignment of the Policy. If no Beneficiary is alive when the Insured has died, the Death Benefit will be paid to the Policy Owner, if alive, otherwise, the Death Benefit will be paid to the Policy Owner's estate. In addition, we may defer payment of proceeds that exceed the Cash Value for up to six months from the date of the request for the payment.

If the Insured commits suicide within two years following the Issue Date, limits on the amount of Death Benefit paid will apply. (See Limits on Right to Contest and Suicide Exclusion.) In addition, if the Insured dies during the 31-day period after the Company gives notice to the Policy Owner that the Cash Surrender Value of the Policy is insufficient to meet the Monthly Deduction Amount due, then the Death Benefit actually paid to the Policy Owner's Beneficiary will be reduced by the amount of the Monthly Deduction Amount that is due and unpaid.

We will pay policy proceeds in a lump sum, unless you or the Beneficiary selects another of the Company's PAYMENT OPTIONS. We may defer payment of proceeds, which exceed the Death Benefit for up to six months from the date of the request for payment. A combination of options may be used. The minimum amount that may be placed under a Payment Option is $5,000 unless we consent to a lesser amount. Proceeds applied under a Payment Option will no longer be affected by the investment experience of the Investment Options.

The following Payment Options are available under the Policy:

     OPTION 1 -- Payments of a fixed amount

     OPTION 2 -- Payments for a fixed period

     OPTION 3 -- Amounts Held at Interest

     OPTION 4 -- Monthly Life Income

     OPTION 5 -- Joint and Survivor Level Amount Monthly Life Income

     OPTION 6 -- Joint and Survivor Monthly Life Income -- Two-thirds to
                 Survivor

     OPTION 7 -- Joint and Last Survivor Monthly Life Income -- Monthly Payment
                 Reduces on Death of First Person Named

     OPTION 8 -- Other Options

We will make any other arrangements for periodic payments as may be agreed upon. If any periodic payment due any payee is less than $100, we may make payments less often. If we have declared a higher rate under an option on the date the first payment under an option is due, we will base the payments on the higher rate.

                              BENEFITS AT MATURITY

If your Policy is in effect on the Maturity Date, we will pay the Policy's Cash Value less any Outstanding Loan, any unpaid Monthly Deduction Amount and any amounts payable to an assignee under a collateral assignment of the Policy. We will then have no further obligations under the Policy.

                                 OTHER BENEFITS

                                 EXCHANGE OPTION

Once the Policy is in effect, you may exchange it during the first two (2) Policy Years for a form of non-variable permanent individual life insurance issued by the Company (or an affiliated company, if allowed by state law) on the life of the Insured. Benefits under the new life insurance policy will be as described in that policy. No evidence of insurability will be required. The Stated Amount will be the same for each Policy. Cost of insurance rates will be based on the same risk classification as those of the former Policy. Any outstanding Policy Loan must be repaid before we will make an exchange. In addition, there may be an equitable adjustment in payments and Cash Values to reflect variance, if any, in the payments (and charges) and Cash Values under this policy and the new policy.

If you make an exchange, the current Cash Value of this Policy will be increased by the cost of insurance charges assessed under the Policy since the Policy Date. This amount is then used to purchase the non-variable permanent life insurance (new policy). We will then adjust the new policy for insurance charges that would have been paid had you originally purchased the new policy (with the same Stated Amount as the old Policy) on the Policy Date of this Policy. If these adjustments result in the Policy not qualifying as life insurance under applicable federal tax laws, we may make a cash distribution to you, which may be taxable.

The Company currently permits exchanges of the Policy to certain other types of insurance policies without applying surrender charges provided the entire Cash Value of the Policy is rolled over to the new policy. The new policy may be any other form of variable or non-variable, permanent (universal or whole life), single life or survivorship policy the Company then issues. Evidence of insurability may be required. State replacement requirements may apply.

                    RIDERS (SUPPLEMENTAL INSURANCE BENEFITS)

You may elect to have one or more of the following Riders added to your Policy. There may be costs associated with these Riders. Certain Riders may not be available in all states. The descriptions below are intended to be general; the terms of the Riders providing the additional benefits may vary from state to state, and you should consult the Policy and Rider. Depending on your circumstances, it may be less costly to purchase more death benefit coverage under the Primary Insured Term Rider than under the basic variable policy.

ACCELERATED DEATH BENEFIT        This Rider can only be added at the point of
RIDER                            issue of the Policy. It provides for a payment
                                 of a portion of the Death Benefit before actual
                                 death in the case of terminal illness
                                 (anticipated death within 1 year) or permanent
                                 confinement to a nursing home combined with the
                                 anticipated death within 2 years.

ACCIDENTAL DEATH BENEFIT RIDER   Additional death benefit if Insured's death
                                 results from bodily injury before age 70.

CHILD TERM INSURANCE RIDER       Provides level term insurance for Insured's
                                 children, stepchildren or legally adopted
                                 children.

COST OF LIVING ADJUSTMENT        Allows automatic increases in the face amount
RIDER                            based on increases in the Consumer Price Index.

LAPSE PROTECTION GUARANTEE       This Rider is only available with Death Benefit
RIDER                            Option 1. The Rider provides that if, during
                                 the first 3 Policy Years, the total premiums
                                 paid, less any outstanding loans or partial
                                 surrenders equals or exceeds the cumulative
                                 Monthly Lapse Protection Premium shown in the
                                 Policy, a Lapse Protection Guarantee will
                                 apply. With this Rider, the Policy will not
                                 lapse on a Monthly Deduction Day even if the
                                 Cash Surrender Value is not enough to cover the
                                 Monthly Deduction Amount due.

MATURITY EXTENSION RIDER         The Maturity Extension Rider allows the policy
                                 to continue in force beyond the Maturity Date.
                                 The policy will be continued until the earlier
                                 of the Insured's Death or the receipt of a
                                 request for full surrender. The Death Benefit
                                 after the Maturity Date will be equal to the
                                 Cash Value as of the date of Death, minus any
                                 Loan Account value and any amounts payable
                                 under a collateral assignment of the policy.
                                 After the Maturity Date, Interest on loans will
                                 continue to accrue and will be added to the
                                 total Loan Account value, and loan repayments
                                 will be accepted. New loans, partial surrenders
                                 and transfers among the Investment Options
                                 (funds) will continue to be permitted after the
                                 Maturity Date. There is no charge for this
                                 rider.

PRIMARY INSURED TERM RIDER       Additional death benefit protection coverage
                                 for the Insured and/or the Insured's spouse.

SPOUSE TERM INSURED RIDER        Provides additional death benefit coverage for
                                 the Insured's spouse.

WAIVER OF DEDUCTION AMOUNT       Waives Monthly Deduction Amount in the event of
RIDER                            disability allowing coverage to continue.

                                POLICY SURRENDERS

You may withdraw all or a portion of the Cash Surrender Value from the Policy on any day that the Company is open for business. Withdrawing all or a portion of the Cash Surrender Value may have tax consequences. See "Tax Treatment of Policy Benefits."

                                 FULL SURRENDER

You may surrender the Policy and receive its Cash Surrender Value. (You may request a surrender without the Beneficiary's consent provided the Beneficiary has not been designated as irrevocable. If so, you will need the Beneficiary's consent.) The Cash Surrender Value will be determined as of the date we receive the written request at our Home Office. The Cash Surrender Value is the Cash Value, minus any outstanding Policy loans, and any surrender charge. We will pay you within seven (7) days after we receive your request in good order. The Policy will terminate on the date we receive your request.

                                PARTIAL SURRENDER

You may request a partial surrender of the Policy. The minimum amount is $500. The amount paid to you will be the net amount requested. We will deduct the net amount surrendered plus any applicable surrender charge pro rata from all your selected Investment Options, unless you give us other written instructions. We will pay you within 7 days after we receive your request.

In addition to reducing the Policy's Cash Value and Amount Insured, partial surrenders will reduce the Death Benefit payable under the Policy. Under Option 1 (the Level Option), the Policy's Stated Amount will be reduced by the surrender amount. Under Option 2 (the Variable Option), the Policy's Cash Value, which is part of the Death Benefit, will be reduced by the surrender amount. We may require you to return the Policy to record this reduction.

                                  POLICY LOANS

While the Policy is in force, you may borrow money using the Policy as the only security (collateral) for the loan. A loan that is taken from, or secured by, a Policy may have tax consequences. See "Federal Tax Considerations." We will charge you interest on the amount of the loan.

A Policy Owner may obtain a cash loan from the Company secured by the Policy not to exceed 90% of the Policy's Cash Value (determined on the day on which the Company receives the written loan request), less any surrender penalties (which include a percent of premium charge and per thousand of Stated Amount charge). The amount of any Accelerated Benefit Payment Lien is added to the outstanding loan to determine if there is cash available for a loan. For Policy loans taken after January 1, 2001, subject to state availability, it is anticipated the maximum loan amount will be increased to 100% from 90%. Subject to state law, no loan requests may be made for amounts of less than $100.

If there is a loan outstanding at the time a subsequent loan request is made, the amount of the outstanding loan will be added to the new loan request. The Company will charge interest on the outstanding amounts of the loan, which interest must be paid in advance by the Policy Owner. For Policies issued after July 12, 1995, during the first thirteen Policy Years, the full Loan Account Value will be charged an annual interest rate of 7.4%; thereafter 3.85% will be charged. For Policies issued prior to July 12, 1995 (or where state approval has not been received), refer to "Policies Sold Prior to July 12, 1995," if applicable.

The amount of the loan will be transferred as of the date the loan is made on a pro rata basis from each of the Investment Options attributable to the Policy (unless the Policy Owner states otherwise) to another account (the "Loan Account"). Amounts in the Loan Account will be credited by the Company with a fixed annual rate of return of 4% (6% in New York and Massachusetts) and will not be affected by the investment performance of the Investment Options. When loan repayments are made, the amount of the repayment will be deducted from the Loan Account and will be reallocated based upon premium allocation percentages among the Investment Options applicable to the Policy (unless the Policy Owner states otherwise). The Company will make the loan to the Policy Owner within seven days after receipt of the written loan request.

                                EFFECTS OF LOANS

A loan affects the Policy, because we reduce the Death Benefit proceeds and Cash Surrender Value under the Policy by any Outstanding Loan Amount. Repaying the loan causes the Death Benefit proceeds and Cash Surrender Value to increase by the amount of the repayment. As long as a loan is outstanding, we hold an amount equal to the loan amount in the Loan Account. The amount is not affected by the performance of the Investment Options. Amounts transferred from an Investment Option to the Loan Account will affect the value in that Investment Option because we credit such amounts with an interest rate we declare, rather than with a rate of return reflecting the investment results of that Investment Option.

There are risks involved in taking a loan, a few of which include an increased potential for the Policy to lapse if projected earnings, taking into account Outstanding Loans, are not achieved. A loan may have tax consequences. See "Tax Treatment of Policy Benefits." In addition, the tax consequences of a loan after the fourteenth Policy Year are uncertain.

You should consult a tax adviser before taking out a loan.

We will notify you (and any assignee of record) if the sum of your loans plus interest you owe on the loans is more than the Cash Surrender Value. If you do not submit a sufficient payment within 31 days from the date of the notice, your Policy may lapse.

                             LAPSE AND REINSTATEMENT

                                      LAPSE

Generally, if on any Deduction Date, the Cash Surrender Value of your Policy is too low to cover the Monthly Deduction Amount, your Policy will be in default and a grace period will begin. Thirty days after the default happens, we will send you a lapse notice to your last known address that the Policy may terminate. The notice will state the amount due to keep the Policy in effect and the date by which you must pay the amount due.

                                  GRACE PERIOD

After the lapse notice is sent, if you do not pay the required amount within 31 days (subject to state law) the Policy will terminate without value, insurance coverage will no longer be in effect, and you will receive no benefits.

As long as there is an outstanding loan, we will treat that portion of any sufficient payment received during the grace period that is less than or equal to the amount of the Outstanding Loan as a repayment of the outstanding loan and not as an additional premium payment unless you request otherwise. Accordingly, we will transfer the assumed loan repayment amount from the Cash Value held in our Loan Account to the Investment Options thereby increasing the Cash Surrender Value and potentially preventing a lapse.

If the Insured dies during the Grace Period before you have paid the required premium, the Death Benefit will still be payable to the Beneficiary, although we will reduce the amount of the Death Benefit proceeds by the Monthly Deduction Amount due plus the amount of any outstanding loan.

                        LAPSE PROTECTION GUARANTEE RIDER

This rider is available only with Death Benefit Option 1 (the Level Option). The Rider provides that if, during the first 3 Policy Years, the total premiums paid, less any outstanding loans or partial surrenders, equals or exceeds the cumulative Monthly Lapse Protection Premium shown in the Policy, a Lapse Protection Guarantee will apply. With this Rider, the Policy will not lapse on a monthly deduction day even if the Cash Surrender Value is not enough to cover the Monthly Deduction Amount due. The Monthly Lapse Protection Premium is primarily based on the sex, underwriting classifications, and Age of the Insured and the Stated Amount of the Policy.

The Monthly Lapse Protection Premium will change to reflect any increases you make to the Stated Amount or changes to Riders under the Policy. If you make a change, we will send you an updated Policy Summary page showing the new Monthly Lapse Protection Premium that must be met. The Rider will be cancelled if you switch to Death Benefit Option 2 (the Variable Option).

State law may affect the availability and some of the terms of this Rider.

                                  REINSTATEMENT

You may reinstate the Policy within three (3) years from the date on which the Monthly Deduction Amount was last paid if:

     (1)  the Policy was not surrendered for cash;

     (2)  you furnish us with acceptable evidence of insurability;

     (3)  you pay all past due Monthly Deduction Amounts;

     (4) you pay Premium Payments equaling the next three Monthly Deduction Amounts;

     (5)  you pay the amount of any outstanding loan.

Upon reinstatement, the Policy's Cash Value will be the amount provided by the Premium Payments you made, plus any Cash Value as of the date of lapse.

                           FEDERAL TAX CONSIDERATIONS

The effect of federal income taxes on the economic benefits provided under the Policy depends on a variety of factors, including but not limited to, the tax status of the Policy Owner and the tax treatment of the Policy (whether it is a Modified Endowment Contract). This tax treatment is highly complex. The following SUMMARY PROVIDES A GENERAL DESCRIPTION OF THE MATERIAL FEDERAL TAX CONSEQUENCES to the Policy owner and Beneficiary of buying, holding and exchanging rights under the Policy. This discussion is only a brief general summary and does not purport to be complete or cover all situations and is not intended as tax or legal advice. This discussion is based upon the Company's understanding of the federal income tax laws as currently interpreted by the U.S. Treasury ("Treasury") and the Internal Revenue Service (IRS). The Company cannot guarantee that those laws or interpretations will remain unchanged.

IT SHOULD BE UNDERSTOOD THAT THIS IS NOT AN EXHAUSTIVE DISCUSSION OF ALL TAX QUESTIONS THAT MIGHT ARISE UNDER THE POLICIES. NO ATTEMPT HAS BEEN MADE TO ADDRESS ANY FEDERAL ESTATE TAX OR STATE AND LOCAL TAX CONSIDERATIONS THAT MAY ARISE IN CONNECTION WITH A POLICY. FOR COMPLETE INFORMATION, A QUALIFIED TAX OR LEGAL ADVISOR SHOULD BE CONSULTED.

                      POTENTIAL BENEFITS OF LIFE INSURANCE

A life insurance contract, including the Policy, is a unique financial instrument that along with providing protection for premature death, also provides a number of potential tax advantages including:

     - INCOME TAX-FREE DEATH BENEFITS (e.g., the Death Benefit under the Policy, including the portion attributable to the increase in value based on the Investment Options, may pass to your Beneficiary free of income taxes.)

     - INCOME TAX-FREE GROWTH OF POLICY CASH VALUES (e.g., within the Policy, any increase in value based on the Investment Options may be tax-deferred until withdrawn -- including tax-free transfers among the Investment Options, and as mentioned above, will not be subject to federal income taxes if paid as a Death Benefit.)

     - INCOME TAX-FREE ACCESS TO CASH VALUE THROUGH LOANS AND/OR WITHDRAWALS (e.g., under certain circumstances a Policy Owner may access cash from the Policy through a withdrawal, up to the tax basis, or a loan without facing tax consequences.)

Whether and how these benefits may be utilized is largely governed by IRC Sections 7702, 7702A, 817 and 101. These federal tax laws were passed to ensure that the tax advantages of life insurance are not abused.

In sum, these federal tax laws, among numerous other things, establish the following:

     -    A definition of a life insurance contract.

     -    Diversification requirements for separate account assets.

     - Limitations on policy owner's control over the assets in a separate account.

     - Guidelines to determine the maximum amount of premium that may be paid into a policy.

     -    Limitations on withdrawals from a policy.

     - Qualification testing for all life insurance policies that have cash value features.

                            TAX STATUS OF THE POLICY

DEFINITION OF LIFE INSURANCE

In order for this Policy to offer some or all of the tax advantages described above, it must meet the definition of a life insurance contract under SECTION 7702 OF THE IRC. Complying with either the cash value accumulation test or the guideline premium test set forth in IRC Section 7702 will satisfy this definition. This Policy uses the guideline premium test. Guidance as to how IRC
Section 7702 and the guideline premium test are to be applied, however, is limited. If a Policy were determined not to be a life insurance contract for purposes of IRC Section 7702, such Policy would not provide the tax advantages normally described above.

The Company believes that it is reasonable to conclude that the Policy meets the IRC Section 7702 definition of a life insurance contract. The Company reserves the right to make changes in the Policy if such changes are deemed necessary to attempt to assure its qualification as a life insurance contract for tax purposes.

DIVERSIFICATION

In addition to meeting the definition of a life insurance contract in IRC
Section 7702 of the IRC, to qualify as life insurance for federal income tax purposes, separate account investments (or the investments of a Fund, the shares of which are owned by separate accounts of insurance companies) underlying the Policy must also be "adequately diversified" pursuant to SECTION 817(H) of the IRC.

Treasury Regulation Section 1.817-5, which was adopted to implement section 817(h), generally requires that no more than 55 percent of the value of the total assets of the mutual fund owned by the separate account may be represented by any one (1) investment; no more than 70 percent of such value may be represented by any two (2) investments; no more than 80 percent of such value may be represented by any three (3) investments; and no more than 90 percent of such value may be represented by any four (4) investments. Thus, under this test, the separate account and the mutual funds are generally required to invest a specified portion of its assets in at least five (5) distinct investments. Generally, Treasury securities are not subject to the diversification test and to the extent that assets include such securities, somewhat less stringent requirements may apply.

The separate account, through the funds, intends to comply with these requirements. Although the Company does not control the funds, the Company intends to monitor the investments of the mutual funds to ensure compliance with these diversification requirements.

INVESTOR CONTROL

In certain circumstances, owners of variable life insurance contracts may be considered the owners, for federal income tax purposes, of the assets of the separate accounts used to support their policy or contract rather than the insurance company. In those circumstances, a proportionate share of the income and gains from the separate account assets would be includable in the variable contract owner's gross income each year.

The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets IF THE CONTRACT OWNER POSSESSES INCIDENTS OF OWNERSHIP IN THOSE SEPARATE ACCOUNT ASSETS, such as the ability to exercise investment control over the assets. The Treasury has also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular Investment Options without being treated as owners of the underlying assets. As of the date of this prospectus, no such guidance has been issued. While we believe that the Contract does not give the Policy

Owner investment control over the separate account assets, we reserve the right to modify the Policy as necessary to prevent a Policy Owner from being treated as the owner of the separate account assets supporting the Policy.

                        TAX TREATMENT OF POLICY BENEFITS

The remaining tax discussion assumes that the Policy qualifies as a life insurance contract for federal income tax purposes.

IN GENERAL

The Company believes that the DEATH BENEFIT UNDER THE POLICY WILL BE EXCLUDABLE FROM THE GROSS INCOME OF THE BENEFICIARY under IRC Section 101(a)(1); unless the Policy has been transferred for value and no exception to the transfer for value rules set forth in the IRC Section 101 (a)(2) applies. In addition, the Policy Owner will generally not be deemed to be in constructive receipt of the Cash Value, including increments thereof, until there is a distribution. (See discussion of "Modified Endowment Contracts" below.) Depending on the circumstances, the exchange of one life insurance policy for another, a change in the policy's face amount, a change in the policy's death benefit option, a payment of an increased level of premiums, a policy loan, a partial or full surrender, a lapse with outstanding Indebtedness, a change in ownership, or an assignment of the policy may have federal income tax consequences. Furthermore, such actions may have Federal gift and estate, as well as state and local tax consequences that will depend upon the financial situation and other circumstances of each owner or beneficiary. You should consult your tax or legal adviser for further advice on all tax issues.

THE TAX CONSEQUENCES OF DISTRIBUTION FROM, AND LOANS TAKEN FROM OR SECURED BY, A POLICY DEPEND ON WHETHER THE POLICY IS CLASSIFIED AS A "MODIFIED ENDOWMENT CONTRACT."

MODIFIED ENDOWMENT CONTRACTS

Special tax considerations apply to "Modified Endowment Contracts" (MEC). A MEC is defined under tax law as ANY POLICY THAT SATISFIES THE PRESENT DEFINITION OF A LIFE INSURANCE CONTRACT UNDER IRC SECTION 7702 BUT WHICH FAILS TO SATISFY A 7-PAY TEST SET FORTH IN IRC SECTION 7702A. A contract fails to satisfy the 7-pay test if the cumulative amount of premiums paid under the contract at any time during the first seven contract years exceeds the sum of the net level premiums that would have been paid on or before such time had the contract provided for paid-up future benefits after the payment of seven level annual premiums. If a material change in the contract occurs either during the first seven contract years, or later, a new seven-year testing period is begun to determine whether the policy constitutes a MEC. A decrease to the stated amount of the Policy may cause a re-test under the 7-pay test and could cause your Policy to become a MEC. Tax regulations or other guidance will be needed to fully define those transactions that are material changes.

Any POLICY ISSUED IN EXCHANGE FOR A MEC will be subject to the tax treatment accorded to MECs. However, the Company believes that any policy received in exchange for a life insurance contract that is not a MEC will generally not be treated as a MEC if the face amount of the policy is greater than or equal to the death benefit of the policy being exchanged. The payment of any premiums at the time of or after the exchange may, however, cause the policy to become a MEC.

LOANS AND PARTIAL WITHDRAWALS from, as well as collateral assignments of, policies that are MECs will be treated as distributions to the policy owner for tax purposes. All pre-death distributions (including loans, partial withdrawals and collateral assignments) from MECs will be included in gross income on an income-first basis to the extent of any income in the policy (the contract value less the policy owner's investment in the policy) immediately before the distribution.

The law also imposes an additional 10% TAX ON PRE-DEATH DISTRIBUTIONS (including loans, collateral assignments, partial withdrawals and complete surrenders) FROM MECS to the extent they are included in income, unless a specific exception to the penalty applies. The penalty does not apply to amounts which are distributed on or after the date on which the taxpayer attains age 59 1/2, because the taxpayer is disabled, or as substantially equal periodic payments over the taxpayer's life (or life expectancy) or over the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary.

If a Policy becomes a MEC, distributions that occur during the contract year will be taxed as distributions from a MEC. In addition, distributions from a Policy within two years before it becomes a MEC will be taxed in this manner. This means that a distribution made from a Policy that is not a MEC (and therefore not taxable at the time of the distribution) could later become taxable as a distribution from a MEC if due to subsequent changes to the Policy, it later becomes a MEC.

For purposes of applying the MEC rules, all MECs that are issued by the Company (or its affiliates) to the same owner during any calendar year will be treated as one MEC contract for purposes of determining the amount includable in the owner's gross income at the time of a distribution from any such contract.

The death benefit of a modified endowment contract remains excludable from the gross income of the beneficiary to the extent described above in "Tax Treatment of Policy Benefits." Furthermore, no part of the investment growth of the cash value of a MEC is includable in the gross income of the owner unless the contract matures, is distributed or partially surrendered, is pledged, collaterally assigned, or borrowed against, or otherwise terminates with income in the contract prior to death. A full surrender of a MEC after age 59 1/2 will have the same tax consequences as life insurance policies generally as described above in "Tax Treatment of Policy Benefits."

Due to the complexity of the MEC tax rules, a policy owner should consult a qualified tax or legal adviser as to the potential MEC consequences before taking any actions with respect to the Policy.

DISTRIBUTIONS FROM POLICIES NOT CLASSIFIED AS MODIFIED ENDOWMENT CONTRACTS

Distributions from a policy that is not classified as a modified endowment contract are generally TREATED AS FIRST RECOVERING THE INVESTMENT IN THE POLICY (DESCRIBED BELOW) AND THEN, ONLY AFTER THE RETURN OF ALL SUCH INVESTMENT IN THE POLICY, AS DISTRIBUTING TAXABLE INCOME. An exception to this general rule occurs in the case of a partial surrender, a decrease in the face amount, or any other change that reduces benefits under the policy in the first 15 years after the policy is issued where, as a result of that action, a cash distribution to the owner is made by the Company in order for the policy to continue complying with the IRC Section 7702 definitional limits. In that case, such distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the policy) under rules prescribed in IRC Section 7702.

Loans from, or secured by, a policy that is not a MEC are generally not treated as taxable distributions. Instead, such loans are generally treated as indebtedness of the owner. However, the tax consequences of some Policy loans are uncertain. You should consult a tax or legal adviser as to those consequences. Upon a complete surrender or lapse of a policy that is not a MEC, or when benefits are paid at such a policy's maturity date, if the amount received plus the amount of indebtedness discharged exceeds the total investment in the policy, the excess generally will be treated as ordinary income subject to tax.

Finally, neither distributions (including distributions upon surrender or lapse) nor loans from or secured by, a policy that is not a MEC, are subject to the 10 percent additional tax previously referred to above regardless of when they are made. Certain changes to the policy may cause the policy to become a MEC. Therefore, a policy owner should consult a tax or legal advisor before effecting any change to a policy that is not a modified endowment contract.

TREATMENT OF LOAN INTEREST

If there is any borrowing under which the Policy is pledged as security or otherwise serves as collateral, the interest paid on loans may not be tax deductible.

INVESTMENT IN THE POLICY

Investment in the policy means (i) the aggregate amount of any premiums or other consideration paid for a policy, minus (ii) the aggregate amount received under the Policy which is excluded from the gross income of the owner (except that the amount of any loan from, or secured by, a policy that is a MEC, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any loan from, or secured by, a policy that is a MEC to the extent that such amount is included in the gross income of the owner.

BUSINESS USES OF POLICY

Businesses can use the Policies in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If you are purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax or legal adviser. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses and the IRS has recently issued new guidelines on split dollar arrangements. Furthermore there have been recent proposals to restrict the tax advantages of corporate owned life insurance that are currently under considerations by Congress. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax or legal adviser.

                            OTHER TAX CONSIDERATIONS

The transfer of the Policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the owner may have generation skipping transfer tax consequences under federal tax law. The individual situation of each owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

INSURABLE INTEREST

The Policy Owner must have an insurable interest in the life of the Insured in order for the Policy to be valid under applicable state law and for the Policy to be treated as a life insurance policy for Federal income tax purposes. State laws on this subject vary widely, but typically require that the Policy Owner have a lawful and substantial economic interest in the continued life of the person insured, which interest must exist at the time the insurance is procured, but not necessarily at the time of the Insured's death. If no recognized insurable interest exists in a given situation, the Policy may be deemed void as against public policy under the state law and not entitled to treatment as a life insurance contract for Federal income tax purposes. It is the responsibility of the Policy Owner, not the life insurance carrier, to determine the existence of insurable interest in the life of the Insured under applicable state law.

THE COMPANY'S INCOME TAXES

The Company is taxed as a life insurance company under federal income tax law. Presently, the Company does not expect to incur any income tax on the earnings or the realized capital gains retained to meet the Company's obligations under the Policy. Based on these expectations, no charge is being made currently to the income of the Separate Account for Federal income taxes that may be attributable to the separate account. However, the Company may assess a charge against the Investment Options for federal income taxes in the event that the Company incurs income or other tax liability attributable to the separate account under future tax law.

Under present laws, the Company may incur state and local taxes in certain states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, charges may be made for such taxes (including such taxes), if any, attributable to the Separate Accounts.

ALTERNATIVE MINIMUM TAX

Please consult your tax or legal adviser for alternative minimum tax rules as they may impact your Policy.

                           DISTRIBUTION & COMPENSATION

                                  DISTRIBUTION

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. The Company has appointed Travelers Distribution LLC ("TDLLC") to serve as the principal underwriter and distributor of the securities offered through this prospectus, pursuant to the terms of a Distribution and Principal Underwriting Agreement. TDLLC, which is an affiliate of the Company, also acts as the principal underwriter and distributor of other variable life insurance policies and variable annuity contracts issued by the Company and its affiliated companies. The Company reimburses TDLLC for expenses TDLLC incurs in distributing the Policies (e.g., commissions payable to retail broker-dealers who sell the Policies). TDLLC does not retain any fees under the Policies; however, TDLLC may receive 12b-1 fees from the Funds.

TDLLC's principal executive offices are located at One Cityplace, Hartford, Connecticut 06103-3415. TDLLC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the National Association of Securities Dealers, Inc. ("NASD").

TDLLC and the Company enter into selling agreements with broker-dealers who are registered with the SEC and are members of the NASD, and with entities that may offer the Policies but are exempt from registration. Applications for the Policy are solicited by registered representatives who are associated persons of such broker-dealer firms. These representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable life insurance products. The Company intends to offer the Policy in all jurisdictions where it is licensed to do business and where the Policy is approved. The Policies are offered on a continuous basis.

                             COMPENSATION -- GENERAL

Broker-dealers having selling agreements with TDLLC and the Company are paid compensation for the promotion and sale of the Policies. Registered representatives who solicit sales of the Policy typically receive a portion of the compensation payable to the broker-dealer firm, depending on the agreement between the firm and the registered representative. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor or disfavor one product provider over another product provider due to differing compensation rates.

Compensation paid on the Policies, as well as other incentives or payments, are not assessed as an additional direct charge to Policy owners or the Separate Account. Instead, you indirectly pay for sales and distribution expenses through overall charges and fees assessed under your Policy. For example, any profits the Company may realize through assessing the mortality and expense risk charge under your Policy may be used to pay for sales and distribution expenses. The Company may also pay for sales and distribution expenses out of any payments the Company or TDLLC may receive from the Funds for providing administrative, marketing and other support and services to the Funds.

Compensation is a factor in setting pricing under the Policies, and as disclosed in the "Modifications, Reserved Rights and Other Charges" sub-section of this prospectus, the Company has the ability to customize pricing in relation to the compensation payable to distributors for particular cases and the payments anticipated to be received for providing administrative, marketing and other support and services to the Funds.

The amount and timing of overall compensation, which includes both commissions and the additional compensation as outlined below, may vary depending on the selling and other agreements in place. The additional compensation or reimbursement we pay to certain broker-dealers may be paid in the form of flat fees. However, these payments may be represented as a percentage of expected premium payments. Except as discussed below in the Additional Compensation Arrangements with Tower Square Securities, Inc., section below, when these additional payments are taken into account, the amount of overall compensation, including both commissions and additional compensation as outlined below, is not expected to exceed 128.25% of the target premium and 6.5% of excess premium paid in the first Policy Year. The maximum compensation payable will not exceed 6.5% of the annual renewable premium paid after Policy Year 1. The preceding expected maximum overall compensation rates are based on the assumption that the broker-dealers who have selling agreements with TDLLC will have clients that make a certain minimum amount of premium payments over the course of the year. If this assumption proves to be inaccurate, the actual overall compensation rates may be higher than the preceding expected maximum overall compensation rates.

SALE OF VARIABLE LIFE POLICIES BY ENTITIES HAVING OTHER CONTRACTUAL RELATIONSHIPS WITH THE COMPANY. The Company and TDLLC have entered into selling agreements with certain broker-dealer firms that have an affiliate that acts as investment adviser to one or more of the Funds or serves as a sub-adviser to a Fund of The Travelers Series Trust or Travelers Series Fund Inc., which are offered under the Policies. These firms include Fidelity Management & Research Company, Morgan Stanley Investment Advisers Inc., Merrill Lynch Investment Managers, L.P., Salomon Brothers Asset Management and Smith Barney Fund Management. Registered representatives of broker-dealer firms with an affiliated company acting as an adviser or a sub-adviser may favor these Funds when offering the Policies.

SALE OF VARIABLE LIFE INSURANCE BY AFFILIATES OF THE COMPANY. The Company and TDLLC may offer the Policies through retail broker-dealers that are affiliates of the Company. Because of the affiliation, these broker-dealer firms and their registered representatives may favor the Company's products.

                              COMPENSATION -- TYPES

PERCENTAGE OF PREMIUM PAYMENT. We generally pay compensation as a percentage of Premium Payments invested in the Policy ("commissions"). In addition, we pay periodic asset-based commission based on all or a portion of the Contract Value. The amount of commissions we pay may vary depending on the selling agreement. We may also periodically establish commission specials whereby we pay a higher amount for sales of the Policy during a specified period; however, commissions paid under these specials will not exceed the amounts described immediately above. While a commission special is in effect, registered representatives may be inclined to favor a product that pays a higher compensation over another product where a compensation special is not in effect. We are not currently offering any commission specials.

PROMOTIONAL INCENTIVES AND PAYMENTS. To the extent permitted by NASD rules and other applicable laws and regulations, TDLLC may pay or allow other promotional incentives or payments in the form of cash or other compensation.

PREFERRED DISTRIBUTION ARRANGEMENTS. The Company and TDLLC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and TDLLC pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on: aggregate, net or anticipated sales of the Policies; total assets attributable to sales of the Policies by registered representatives of the broker-dealer firm; the length of time that a Policy owner has owned the Policy; meeting certain sales thresholds; and/or actual or anticipated overhead expenses incurred by the broker-dealer firms in offering the Policies and other variable insurance products offered by the Company or its affiliates. Compensation under these arrangements may be in the form of one-time or periodic lump sum payments. The Company and TDLLC have entered into such arrangements with Interlink Securities, Inc., Tower Square Securities, Inc., NFP Securitites, Inc., The Leaders Group, Inc., Underwriter Equity Corporation and ING Financial Partners.

In addition, the Company or TDLLC may sponsor all or a portion of broker-dealer firms' annual, regional or other meetings with their registered representatives and executives for purposes of educating them as to the Company's products. Any such compensation or reimbursement payable to a broker-dealer firm will be made by TDLLC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firm and its registered representatives to favor the Company's products.

ADDITIONAL COMPENSATION ARRANGEMENTS WITH TOWER SQUARE SECURITIES, INC. The Company and TDLLC have entered into a selling agreement with Tower Square Securities, Inc. ("Tower Square"), which is affiliated with the Company. Registered representatives of Tower Square, who are properly licensed and appointed, may offer the Policy to customers. In addition to compensation described above, representatives are eligible for various cash benefits, such as bonuses, commission advances and non-cash compensation programs offered by the Company, such as retirement and other benefit plans for agents and the ability to purchase Citigroup common stock at a discount. Sales of the Policies may help qualify a Tower Square representative for such benefits.

Sales representatives may receive other payments from the Company for services that do not directly involve the sale of the Policies, including payments made for the recruitment and training of personnel, production of promotional literature, and similar services. In addition, sales representatives who meet certain Company productivity, persistency and length of services standards may be eligible for additional compensation. In addition to the compensation described above, Tower Square may receive up to 25% of target premium in additional compensation. This compensation is not paid to registered representatives but is used by Tower Square to supplement its operating income and may cause Tower Square or its representatives to favor the Company's products.

                            OTHER POLICY INFORMATION

                       PAYMENT AND SUSPENSION OF VALUATION

You may send your written requests for payment to our Home Office. We ordinarily pay any proceeds, loan amounts, or surrender or partial surrender proceeds in a lump sum within seven days after receipt at our Home Office of all the documents required for such a payment. Other than the Death Benefit proceeds, which we determine as of the date of the Insured's death, the amount we pay is as of the end of the Valuation Period during which our Home Office receives all required documents. We may pay our Death Benefit proceeds in a lump sum or under an optional payment plan.

                                POLICY STATEMENTS

We will maintain all records relating to the separate accounts, the Investment Options. At least once each Policy Year, we will send you a statement showing:

     -    the Cash Value, Stated Amount and Amount Insured;

     -    the date and amount of each Premium Payment;

     -    the date and amount of each Monthly Deduction;

     - the amount of any outstanding Policy Loan as of the date of the statement, and the amount of any loan interest charged on the Loan Account;

     - the date and amount of any partial surrenders and the amount of any partial surrender charges or decrease of Stated Amount charges;

     -    the annualized cost of any Riders purchased under the Policy; and

     - a reconciliation since the last report of any change in Cash Value and Cash Surrender Value.

We will also send any other reports required by any applicable state or federal laws or regulations.

                LIMITS ON RIGHT TO CONTEST AND SUICIDE EXCLUSION

The Company may not contest the validity of the Policy after it has been in effect during the Insured's lifetime for two years from the Issue Date. Subject to state law, if the Policy is reinstated, the two-year period will be measured from the date of reinstatement. Each requested increase in Stated Amount is contestable for two years from its effective date (subject to state law). In addition, if the Insured commits suicide during the two-year period following issue while sane or insane (subject to state law) the Death Benefit will be limited to the premiums paid less (i) the amount of any partial surrender and
(ii) the amount of any Outstanding Loan. During the two-year period following an increase, the portion of the Death Benefit attributable to the increase in the case of suicide will be limited to an amount equal to the Deduction Amount paid for such increase (subject to state law) and if the policy is reinstated, the two year period will be measured from the date of reinstatement.

                         MISSTATEMENT AS TO SEX AND AGE

If there has been a misstatement with regard to sex or age, benefits payable will be adjusted to what the Policy would have provided with the corrected information. You may file proof of age at any time at our Home Office.

                                 POLICY CHANGES

At any time, we may make such changes to your Policy as are necessary to assure compliance with the definition of life insurance prescribed in the Code. We may amend your Policy to conform with any law or regulation issued by any government agency to which it is subject. Only our officers have the right to change the Policy. No agent has the authority to change the Policy or waive any of its terms. Each endorsement, amendment, or rider must be signed by an officer of the Company to be valid.

Addition and Substitution of Funds. If the use of a Separate Account or of an Investment Option is no longer possible, or in our judgment becomes inappropriate for the purposes of the Policy, we may substitute another separate account or Investment Option without your consent. The new Investment Option may have higher fees and charges than the one it replaced, and may not necessarily be available to all classes of Policies. We will not substitute Investment Options without notice to you and without prior approval of the SEC and of the insurance commissioner of the state where this Policy is issued for delivery, to the extent required by law. We also may add other Investment Options under the Policy. As required by law, we will notify you of any Policy changes.

                               EMERGENCY PROCEDURE

We reserve the right to postpone any surrender, partial surrender, policy loan, or payment of death benefit proceeds for a period not to exceed 12 months, if in our reasonable judgment, such postponement is necessary for the orderly liquidation of assets invested in an Investment Option. Furthermore, we may postpone any payment involving a determination of Cash Value in any case whenever:

     (1) the New York Stock Exchange or any stock exchange in which an Investment Option invests is closed (except for customary weekend and holiday closings) or trading on the New York Stock Exchange or other stock exchange is restricted as determined by the SEC or equivalent authority; or

     (2) in our reasonable judgment, we determine that a state of emergency exists so that valuation of the assets in an Investment Option or disposal of securities is not reasonably practicable.

Allocations and transfers to, and deductions and transfers from, an Investment Option may be postponed as described in (1) and (2) above.

                     RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a Policy Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your contract to government regulators.

                                LEGAL PROCEEDINGS

In 2003 and 2004, several issues in the mutual fund and variable insurance product industries have come under the scrutiny of federal and state regulators. Like many other companies in our industry, the Company has received a request for information from the Securities and Exchange Commission (SEC) and a subpoena from the New York Attorney General regarding market timing and late trading. During 2004 the SEC requested additional information about the Company's variable product operations on market timing, late trading and revenue sharing, and the SEC, the National Association of Securities Dealers and the New York Insurance Department have made inquiries into these issues and other matters associated with the sale and distribution of insurance products. In addition, like many insurance companies and agencies, in 2004 and 2005 the Company received inquiries from certain state Departments of Insurance regarding producer compensation and bidding practices. The Company is cooperating fully with all of these requests and is not able to predict their outcomes.

Notwithstanding the above, there are no pending legal proceedings affecting either the Separate Account or the principal underwriter. There are no pending legal proceedings against either Company likely to have a material adverse affect on the ability of either Company to meet its obligations under the applicable Contract.

                              FINANCIAL STATEMENTS

We have included the Company's financial statements and the applicable Separate Account's financial statements in the applicable Statement of Additional Information.

                                   APPENDIX A
                GLOSSARY OF TERMS USED THROUGHOUT THIS PROSPECTUS

ACCUMULATION UNIT -- a standard of measurement used to calculate the value of the Investment Options.

AGE -- the Insured's age as of his or her last birthday.

AMOUNT INSURED -- under Option 1, the Amount Insured will be equal to the Stated Amount of the Policy or, if greater, a specified multiple of Cash Value (the "Minimum Amount Insured"). Under Option 2 the Amount Insured will be equal to the Stated Amount of the Policy plus the Cash Value (determined as of the date of the Insured's death) or, if greater, the Minimum Amount Insured.

ANNUAL MINIMUM PREMIUM -- the owner must pay a first premium greater than or equal to one-quarter of this amount for the Policy to be issued. (Please refer to Appendix B).

BENEFICIARY (IES) -- the person(s) named to receive the Death Benefit of this Policy after the death of the Insured.

CASH SURRENDER VALUE -- the Cash Value less any Outstanding Loans, Accelerated Benefit Lien and applicable surrender charges.

CASH VALUE -- the sum of the accumulated value held in the Investment Options plus the Loan Account value.

CODE -- the Internal Revenue Code.

COMPANY (ISSUING COMPANY) -- either The Travelers Insurance Company or The Travelers Life and Annuity Company. The name of the Company that issued your Policy appears on your Policy and is determined primarily by the state where you purchased the Policy.

COMPANY'S HOME OFFICE -- the principal executive offices located at One Cityplace, Hartford, Connecticut 06103-3415.

COST OF INSURANCE CHARGE -- a charge that reflects the anticipated mortality of the Insured.

DEATH BENEFIT -- the amount payable to the Beneficiary if this Policy is in force upon the death of the Insured.

DEDUCTION DATE (OR DAY) -- the day in each Policy Month on which the Monthly Deduction Amount is deducted from the Policy's Cash Value.

FUND -- See Mutual Fund.

GENERAL ACCOUNT -- An account that consists of the Company's assets other than those held in any separate account.

INITIAL PREMIUM PAYMENT -- the first Premium Payment made under the Policy.

INSURANCE COMPANY (IES) -- Either The Travelers Insurance Company or The Travelers Life and Annuity Company depending on which company issues your Policy.

INSURED -- the person whose life is insured under the Policy.

INVESTMENT OPTIONS -- the segments of the separate account to which you may allocate Premium Payments or Cash Value. Each Investment Option invests directly in a corresponding Mutual Fund (Fund).

INVESTMENT OPTION DEDUCTION -- the charge we deduct from each Investment Option to cover our mortality and expenses risk charges and administrative charges. It is shown on the Policy Summary.

ISSUE DATE -- the date on which the Company issues the Policy for delivery to the Policy Owner.

ISSUING COMPANY -- Either The Travelers Insurance Company or The Travelers Life and Annuity Company. The name of the Issuing Company appears on your Policy and is determined primarily by the state where you purchased the Policy.

LAPSE PROTECTION GUARANTEE RIDER -- a rider which provides that the Policy will not lapse during the first three Policy Years if a required amount of premium is paid. (Not available in all states.)

LOAN ACCOUNT -- an account in the Company's general account to which we transfer the amount of any Policy Loan, and to which we credit a fixed rate of interest.

MATURITY BENEFIT -- an amount equal to the Policy's Cash Value, less any outstanding loan or unpaid Monthly Deduction Amount or amounts payable to an assignee, payable to the Policy Owner if the Insured is living on the Maturity Date.

MATURITY DATE -- the anniversary of the Policy Date on which the Insured is age 95.

MINIMUM AMOUNT INSURED -- the amount of Death Benefit required for this Policy to qualify as life insurance under federal tax law. It is a stated percentage of Cash Value determined as of the first day of the Policy Month and is shown in the Policy.

MONTHLY DEDUCTION AMOUNT -- the amount of charges deducted from the Policy's Cash Value, which includes cost of insurance charges, administrative charges, and any charges for benefits associated with any Rider(s).

MUTUAL FUND (OR FUND) -- a registered open-end management investment company or a series thereof that corresponds to an Investment Option. Each Investment Option invests directly in a Mutual Fund of the same name.

NET AMOUNT AT RISK -- the Death Benefit minus the Cash Value at the beginning of each Policy Month.

NET PREMIUM PAYMENT -- the amount of each Premium Payment, minus the deduction of any sales expense charges, Premium Taxes or Deferred Acquisition Cost Charges as shown on the Policy Summary.

OUTSTANDING LOAN -- amount owed the Company as a result of policy loans including both principal and accrued interest.

PLANNED PREMIUM -- the amount of premium which the Policy Owner chooses to pay to the Company on a scheduled basis, and for which the Company will bill the Policy Owner.

POLICY -- Travelers MarketLife, an individual variable flexible premium life insurance policy.

POLICY ANNIVERSARY -- an anniversary of the Policy Date.

POLICY DATE -- the date shown on the Policy Summary and used to determine administrative transactions on the Policy (e.g., Deduction Days, Policy Years).

POLICY MONTH -- twelve one-month periods during the Policy Year, each of which begins on the Policy Date or the Deduction Day.

POLICY OWNER(S) (YOU, YOUR OR OWNER) -- the person(s) having rights to benefits under the Policy during the lifetime of the Insured; the Policy Owner may or may not be the Insured.

POLICY YEARS -- each successive twelve-month period; the first beginning with the Policy Date.

PREMIUM ALLOCATION INSTRUCTIONS -- the instructions you provide us to allocate your Premium Payments among the Investment Options. You may change your Premium Allocation Instructions by written direction.

PREMIUM PAYMENT -- the amounts you send us to be applied to your Policy.

RIDERS -- supplemental insurance benefits offered under the Policy. There are additional charges associated with some Riders.

SEPARATE ACCOUNT(S) -- assets set aside by the Company, the investment performance of which is kept separate from that of other assets of the Company.

STATED AMOUNT -- the amount selected by the Policy Owner used to determine the Death Benefit, which may be increased or decreased as described in the Policy.

TERM AMOUNT -- The amount of insurance provided by the Rider.

UNDERWRITING PERIOD -- the time period from when we receive a completed Application until the Issue Date.

VALUATION DATE -- a day on which the separate account is valued. A Valuation Date is any day on which the New York Stock Exchange is open for trading. The value of Accumulation Units will be determined as of the close of trading on the New York Stock Exchange.

VALUATION PERIOD -- the period between the close of business on successive Valuation Dates.

                                   APPENDIX B
                             ANNUAL MINIMUM PREMIUMS
                         (Per Thousand of Stated Amount)

AGE    MALE    FEMALE
---   ------   ------
  0     2.80     2.42
  1     2.69     2.47
  2     2.59     2.48
  3     2.58     2.47
  4     2.58     2.47
  5     2.58     2.47
  6     2.58     2.47
  7     2.60     2.49
  8     2.62     2.52
  9     2.66     2.56
 10     2.72     2.62
 11     2.80     2.68
 12     2.89     2.76
 13     3.01     2.84
 14     3.13     2.94
 15     3.25     3.04
 16     3.38     3.16
 17     3.51     3.28
 18     3.62     3.40
 19     3.72     3.47
 20     3.81     3.53
 21     3.90     3.60
 22     3.98     3.67
 23     4.05     3.73
 24     4.08     3.71
 25     4.13     3.76
 26     4.30     3.93
 27     4.45     4.09
 28     4.61     4.26
 29     4.76     4.41
 30     4.92     4.60
 31     5.12     4.80
 32     5.32     5.02
 33     5.52     5.22
 34     5.74     5.46
 35     5.98     5.71
 36     6.33     6.01
 37     6.66     6.31
 38     7.01     6.64
 39     7.34     6.97
 40     7.69     7.34
 41     8.17     7.75
 42     8.66     8.18
 43     9.14     8.62
 44     9.63     9.11
 45    10.11     9.59
 46    10.79    10.13
 47    11.47    10.70

AGE    MALE    FEMALE
---   ------   ------
 48    12.15    11.29
 49    12.83    11.89
 50    13.51    12.51
 51    14.42    13.18
 52    15.34    13.86
 53    16.24    14.53
 54    17.16    15.29
 55    18.07    16.10
 56    19.43    17.11
 57    20.79    18.20
 58    22.16    19.35
 59    23.52    20.51
 60    24.88    21.68
 61    27.11    22.98
 62    29.34    24.27
 63    31.57    25.59
 64    33.80    27.01
 65    36.03    28.57
 66    38.86    30.12
 67    41.70    31.63
 68    44.52    33.29
 69    47.36    35.39
 70    49.76    37.75
 71    54.39    40.67
 72    59.04    44.16
 73    63.71    48.15
 74    68.41    52.54
 75    72.60    57.27
 76    80.21    62.20
 77    87.34    67.37
 78    94.52    73.00
 79   101.76    79.30
 80   109.06    86.49
 81   120.34    94.56
 82   131.76   103.39
 83   143.32   112.96
 84   155.03   123.28
 85   166.88   138.49
 86   170.39   149.27
 87   177.17   159.84
 88   191.28   171.55
 89   208.18   185.73
 90   241.15   203.75
 91   254.21   225.63
 92   282.60   250.53
 93   314.35   278.47
 94   349.51   309.50

                                   APPENDIX C

                 PER THOUSAND OF STATED AMOUNT SURRENDER CHARGE
                                  (First Year)

                     STATED AMOUNT
        --------------------------------------
ISSUE     $50,000       $500,000    $1,000,000
 AGE    TO $499,999   TO $999,999    AND ABOVE
-----   -----------   -----------   ----------
 0          2.04          1.84          1.63
 1          2.04          1.84          1.63
 2          2.04          1.84          1.63
 3          2.04          1.84          1.63
 4          2.04          1.84          1.63
 5          2.19          1.97          1.75
 6          2.19          1.97          1.75
 7          2.21          1.99          1.77
 8          2.23          2.01          1.78
 9          2.26          2.03          1.81
10          2.39          2.15          1.91
11          2.46          2.21          1.97
12          2.54          2.29          2.03
13          2.65          2.39          2.12
14          2.75          2.48          2.20
15          2.76          2.48          2.21
16          2.77          2.49          2.22
17          2.79          2.51          2.23
18          2.82          2.54          2.26
19          2.90          2.61          2.32
20          2.86          2.57          2.29
21          2.93          2.64          2.34
22          2.99          2.69          2.39
23          3.04          2.74          2.43
24          3.06          2.75          2.45
25          3.08          2.77          2.46
26          3.14          2.83          2.51
27          3.25          2.93          2.60
28          3.37          3.03          2.70
29          3.47          3.12          2.78
30          3.49          3.14          2.79
31          3.64          3.28          2.91
32          3.78          3.40          3.02

                     STATED AMOUNT
        --------------------------------------
ISSUE     $50,000       $500,000    $1,000,000
 AGE    TO $499,999   TO $999,999    AND ABOVE
-----   -----------   -----------   ----------
33          3.92          3.53          3.14
34          4.08          3.67          3.26
35          4.19          3.77          3.35
36          4.43          3.99          3.54
37          4.66          4.19          3.73
38          4.91          4.42          3.93
39          5.14          4.63          4.11
40          5.69          5.12          4.55
41          6.05          5.45          4.84
42          6.41          5.77          5.13
43          6.76          6.08          5.41
44          7.13          6.42          5.70
45          7.18          6.46          5.74
46          7.66          6.89          6.13
47          8.14          7.33          6.51
48          8.63          7.77          6.90
49          9.11          8.20          7.29
50         10.00          9.00          8.00
51         10.67          9.60          8.54
52         11.35         10.22          9.06
53         12.02         10.82          9.62
54         12.70         11.43         10.16
55         13.01         11.71         10.41
56         13.99         12.69         11.19
57         14.97         13.47         11.98
58         15.96         14.36         12.77
59         16.93         15.24         13.54
60         17.91         16.12         14.33
61         19.52         17.57         15.82
62         21.12         19.01         16.90
63         22.73         20.46         18.18
64         24.34         21.91         19.47
65+        25.40         22.85         20.32

                                   APPENDIX D

                     CURRENT MONTHLY ADMINISTRATIVE CHARGE
                         (Per Thousand of Stated Amount)
             Applicable for Three Years Following Issue or Increase

                                   NON-SMOKERS

                     STATED AMOUNT
        --------------------------------------
ISSUE     $50,000       $250,000    $1,000,000
 AGE    TO $249,999   TO $999,999    AND ABOVE
-----   -----------   -----------   ----------
0
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20          0.08          0.00         0.00
21          0.08          0.00         0.00
22          0.08          0.00         0.00
23          0.08          0.00         0.00
24          0.08          0.00         0.00
25          0.08          0.00         0.00
26          0.08          0.00         0.00
27          0.08          0.00         0.00
28          0.08          0.00         0.00
29          0.08          0.00         0.00
30          0.08          0.00         0.00
31          0.08          0.00         0.00
32          0.08          0.00         0.00

                     STATED AMOUNT
        --------------------------------------
ISSUE     $50,000       $250,000    $1,000,000
 AGE    TO $249,999   TO $999,999    AND ABOVE
-----   -----------   -----------   ----------
33          0.08          0.00         0.00
34          0.08          0.00         0.00
35          0.08          0.00         0.00
36          0.08          0.00         0.00
37          0.08          0.00         0.00
38          0.08          0.00         0.00
39          0.08          0.00         0.00
40          0.08          0.00         0.00
41          0.08          0.00         0.00
42          0.08          0.00         0.00
43          0.08          0.00         0.00
44          0.08          0.00         0.00
45          0.08          0.00         0.00
46          0.08          0.00         0.00
47          0.09          0.00         0.00
48          0.09          0.00         0.00
49          0.10          0.00         0.00
50          0.10          0.00         0.00
51          0.11          0.00         0.00
52          0.11          0.00         0.00
53          0.12          0.00         0.00
54          0.12          0.00         0.00
55          0.12          0.00         0.00
56          0.13          0.00         0.00
57          0.13          0.00         0.00
58          0.14          0.00         0.00
59          0.14          0.00         0.00
60          0.15          0.00         0.00
61          0.15          0.00         0.00
62          0.15          0.00         0.00
63          0.15          0.00         0.00
64          0.15          0.00         0.00
65+         0.15          0.00         0.00

                     CURRENT MONTHLY ADMINISTRATIVE CHARGE
                         (Per Thousand of Stated Amount)
             Applicable for Three Years Following Issue or Increase

                                     SMOKERS

                     STATED AMOUNT
        --------------------------------------
ISSUE     $50,000       $500,000    $1,000,000
 AGE    TO $499,999   TO $999,999    AND ABOVE
-----   -----------   -----------   ----------
0           0.12          0.08         0.00
1           0.12          0.08         0.00
2           0.12          0.08         0.00
3           0.12          0.08         0.00
4           0.12          0.08         0.00
5           0.12          0.08         0.00
6           0.13          0.08         0.00
7           0.14          0.08         0.00
8           0.15          0.08         0.00
9           0.16          0.08         0.00
10          0.16          0.08         0.00
11          0.16          0.08         0.00
12          0.16          0.08         0.00
13          0.16          0.08         0.00
14          0.16          0.08         0.00
15          0.16          0.08         0.00
16          0.16          0.08         0.00
17          0.16          0.08         0.00
18          0.16          0.08         0.00
19          0.16          0.08         0.00
20          0.16          0.08         0.00
21          0.16          0.08         0.00
22          0.16          0.08         0.00
23          0.16          0.08         0.00
24          0.16          0.08         0.00
25          0.16          0.08         0.00
26          0.16          0.09         0.00
27          0.17          0.09         0.00
28          0.17          0.09         0.00
29          0.18          0.09         0.00
30          0.18          0.09         0.00
31          0.18          0.09         0.00
32          0.18          0.09         0.00

                     STATED AMOUNT
        --------------------------------------
ISSUE     $50,000       $500,000    $1,000,000
 AGE    TO $499,999   TO $999,999    AND ABOVE
-----   -----------   -----------   ----------
33          0.19          0.09         0.00
34          0.19          0.09         0.00
35          0.19          0.09         0.00
36          0.20          0.09         0.00
37          0.21          0.10         0.00
38          0.22          0.10         0.00
39          0.23          0.10         0.00
40          0.23          0.10         0.00
41          0.24          0.10         0.00
42          0.24          0.10         0.00
43          0.24          0.10         0.00
44          0.24          0.10         0.00
45          0.24          0.10         0.00
46          0.25          0.11         0.00
47          0.26          0.11         0.00
48          0.27          0.11         0.00
49          0.28          0.11         0.00
50          0.29          0.15         0.00
51          0.30          0.15         0.00
52          0.32          0.15         0.00
53          0.33          0.15         0.00
54          0.34          0.15         0.00
55          0.35          0.15         0.00
56          0.35          0.15         0.00
57          0.35          0.15         0.00
58          0.36          0.15         0.00
59          0.36          0.15         0.00
60          0.36          0.15         0.00
61          0.38          0.15         0.00
62          0.38          0.15         0.00
63          0.38          0.15         0.00
64          0.39          0.15         0.00
65+         0.39          0.15         0.00

                                  APPENDIX D(1)

                    GUARANTEED MONTHLY ADMINISTRATIVE CHARGE
                         (Per Thousand of Stated Amount)
             Applicable for Three Years Following Issue or Increase

                             SMOKERS AND NON-SMOKERS

                     STATED AMOUNT
        --------------------------------------
ISSUE     $50,000       $500,000    $1,000,000
 AGE    TO $499,999   TO $999,999    AND ABOVE
-----   -----------   -----------   ----------
0           0.16          0.08         0.00
1           0.16          0.08         0.00
2           0.16          0.08         0.00
3           0.16          0.08         0.00
4           0.16          0.08         0.00
5           0.16          0.08         0.00
6           0.16          0.08         0.00
7           0.16          0.08         0.00
8           0.16          0.08         0.00
9           0.16          0.08         0.00
10          0.16          0.08         0.00
11          0.16          0.08         0.00
12          0.16          0.08         0.00
13          0.16          0.08         0.00
14          0.16          0.08         0.00
15          0.16          0.08         0.00
16          0.16          0.08         0.00
17          0.16          0.08         0.00
18          0.16          0.08         0.00
19          0.16          0.08         0.00
20          0.16          0.08         0.00
21          0.16          0.08         0.00
22          0.16          0.08         0.00
23          0.16          0.08         0.00
24          0.16          0.08         0.00
25          0.16          0.08         0.00
26          0.16          0.09         0.00
27          0.17          0.09         0.00
28          0.17          0.09         0.00
29          0.18          0.09         0.00
30          0.18          0.09         0.00
31          0.18          0.09         0.00
32          0.18          0.09         0.00

                     STATED AMOUNT
        --------------------------------------
ISSUE     $50,000       $500,000    $1,000,000
 AGE    TO $499,999   TO $999,999    AND ABOVE
-----   -----------   -----------   ----------
33          0.19          0.09         0.00
34          0.19          0.09         0.00
35          0.19          0.09         0.00
36          0.20          0.09         0.00
37          0.21          0.10         0.00
38          0.22          0.10         0.00
39          0.23          0.10         0.00
40          0.23          0.10         0.00
41          0.24          0.10         0.00
42          0.24          0.10         0.00
43          0.24          0.10         0.00
44          0.24          0.10         0.00
45          0.24          0.10         0.00
46          0.25          0.11         0.00
47          0.26          0.11         0.00
48          0.27          0.11         0.00
49          0.28          0.11         0.00
50          0.29          0.15         0.00
51          0.30          0.15         0.00
52          0.32          0.15         0.00
53          0.33          0.15         0.00
54          0.34          0.15         0.00
55          0.35          0.15         0.00
56          0.35          0.15         0.00
57          0.35          0.15         0.00
58          0.36          0.15         0.00
59          0.36          0.15         0.00
60          0.36          0.15         0.00
61          0.38          0.15         0.00
62          0.38          0.15         0.00
63          0.38          0.15         0.00
64          0.39          0.15         0.00
65+         0.39          0.15         0.00

APPENDIX C(1) -- GUARANTEED MONTHLY ADMINISTRATIVE CHARGE

                                   APPENDIX E

                           HYPOTHETICAL ILLUSTRATIONS

The following hypothetical illustrations are intended to illustrate how the Policy's Cash Value, Cash Surrender Value and Death Benefit change over time based on a representative insured's age and rating classification as well as a representative premium payment pattern. Each illustration assumes that all premium payments are invested in the Investment Options and Corresponding Funds, and none is invested in the Fixed Account. Each illustration assumes gross rates of returns for the Funds, before deduction of Fund charges, of 0%, 6% and 12%. The examples also reflect the deduction of (i) 5.00% from each premium payment for premium tax (2.50%) and front-end sales charges (2.50%), (ii) the mortality and expense risk charge and separate account expense charge, and (iii) an arithmetic average of Fund expenses.

The Cost of Insurance Rates charged varies by age, sex and underwriting classification. The policy administrative expense charge varies by age, amount of insurance and smoker/non-smoker classification for current charges. Both charges are deducted monthly pro rata from each of the Investment Options.

The mortality and expense risk charge and the separate account expense charge are 0.80% and 10.0%, respectively, for the first fifteen Policy Years; thereafter they are 0.25% and 0.00%, respectively. (Different charges apply for policies issued before May 1, 1998.) Both charges are deducted daily from the unloaned portion of the Cash Value.

The charge for Fund expenses reflected in the illustrations assumes that Cash Value is allocated equally among all Investment Options and is an arithmetic average of investment advisory fees and other expenses charged by each of the available Funds during the most recent calendar year. The Fund expenses used do not reflect any expense reimbursement agreements that may be in effect, as shown in the Policy prospectus summary. If the expense reimbursement arrangements were reflected, values shown in the illustrations may be higher. The actual charges under a Policy for expenses of the Funds will vary from year to year and will depend on the actual allocation of Cash Value and may be higher or lower than those illustrated.

After deduction of these amounts, the illustrated gross annual investment rates of return of 0%, 6% and 12% correspond to approximate net annual rates of -1.59%, 4.41% and 10.41%, respectively, on a current and guaranteed basis during the first fifteen Policy Years, and to approximate net annual rates of -0.94%, 5.06% and 11.06%, respectively, on a current and guaranteed basis thereafter. (Different approximate net annual rates apply for policies issued before May 1, 1998.) These approximate net annual rates of return do not include the deduction of the cost of insurance charge and the policy administrative charge. If they did, they would be lower.

The illustrations do not reflect any charges for federal income taxes against either Separate Account since the Company is not currently deducting such charges from either Fund UL or Fund UL II. However, such charges may be made in the future, and in that event, the gross annual investment rates of return would have to exceed 0%, 6% and 12% by an amount sufficient to cover the tax charges in order to produce the Death Benefits, Cash Values and Cash Surrender Values illustrated.

If actual gross rates of return on the Funds are higher or lower than those assumed in these illustrations, and/or if the actual current charges are higher or lower than those assumed in these illustrations, the actual results (Death Benefit, Cash Value, and Cash Surrender Value) will differ from the illustrated results.

Where required by law or upon request, the Company, through its agent, will provide you a personalized illustration based upon the proposed Insured's age, sex, underwriting classification, the specified insurance benefits, and the premium requested. The illustration will show the weighted average Fund expenses, arithmetic average Fund expenses and/or the actual Fund expenses depending on what you request. An explanation of how the Fund expenses are calculated will appear on the illustration. The hypothetical gross annual investment return assumed in such an illustration would not exceed 12%.

                                   MARKETLIFE
            FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
                           LEVEL DEATH BENEFIT OPTION
                HYPOTHETICAL ILLUSTRATION WITH CURRENT CHARGES**

Male, Issue Age 41                                     Face Amount:     $279,000
Preferred, Non-smoker                                  Annual Premium: $2,500.00

         TOTAL
       PREMIUMS           DEATH BENEFIT                     CASH VALUE                 CASH SURRENDER VALUE
        WITH 5%   -----------------------------   ------------------------------   ---------------------------
YEAR   INTEREST      0%        6%        12%        0%         6%         12%        0%       6%        12%
----   --------   -------   -------   ---------   ------   ---------   ---------   ------   ------   ---------
  1       2,625   279,000   279,000     279,000    1,722      1,845        1,968        0       46         162
  2       5,381   279,000   279,000     279,000    3,376      3,729        4,098    1,653    1,985       2,331
  3       8,275   279,000   279,000     279,000    4,964      5,656        6,409    3,316    3,967       4,674
  4      11,314   279,000   279,000     279,000    6,488      7,630        8,922    4,916    5,989       7,204
  5      14,505   279,000   279,000     279,000    7,942      9,645       11,652    6,453    8,054       9,940
  6      17,855   279,000   279,000     279,000    9,323     11,700       14,618    7,919   10,152      13,023
  7      21,373   279,000   279,000     279,000   10,636     13,799       17,850    9,322   12,374      16,425
  8      25,066   279,000   279,000     279,000   11,876     15,942       21,373   10,656   14,685      20,116
  9      28,945   279,000   279,000     279,000   13,025     18,110       25,199   11,937   17,023      24,111
 10      33,017   279,000   279,000     279,000   14,095     20,317       29,374   13,175   19,397      28,454
 15      56,644   279,000   279,000     279,000   18,234     31,964       56,979   18,234   31,964      56,979
 20      86,798   279,000   279,000     279,000   20,244     45,446      103,798   20,244   45,446     103,798
 25     125,284   279,000   279,000     279,000   16,642     57,722      181,764   16,642   57,722     181,764
 30     174,402   279,000   279,000     364,337    2,848     64,898      316,815    2,848   64,898     316,815
 35     237,091         0   279,000     572,000        0     58,959      544,762        0   58,959     544,762
 40     317,099         0   279,000     972,064        0     20,378      925,775        0   20,378     925,775
 45     419,213         0         0   1,628,281        0          0    1,550,744        0        0   1,550,744
 50     549,538         0         0   2,696,584        0          0    2,568,175        0        0   2,568,175
 54     679,282         0         0   3,910,551        0          0    3,871,833        0        0   3,871,833

These hypothetical rates of returns are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors. The Account Values and Cash Surrender Values will be different from those shown if the actual rates of return averaged 0%, 6%, or 12% over a period of years but fluctuated above or below the average for individual contract years. No representation can be made that these rates of return can be achieved for any one year or sustained over a period of time.

** Current cost of insurance charges, mortality and expense risk charge, monthly administrative charge and administrative expense charge.

                                   MARKETLIFE
            FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
                           LEVEL DEATH BENEFIT OPTION
               HYPOTHETICAL ILLUSTRATION WITH GUARANTEED CHARGES**

Male, Issue Age 41                                     Face Amount:     $279,000
Preferred, Non-smoker                                  Annual Premium: $2,500.00

         TOTAL
       PREMIUMS          DEATH BENEFIT                 CASH VALUE           CASH SURRENDER VALUE
        WITH 5%   ---------------------------   -----------------------   -----------------------
YEAR   INTEREST      0%        6%       12%       0%      6%       12%      0%      6%       12%
----   --------   -------   -------   -------   -----   ------   ------   -----   ------   ------
  1       2,625   279,000   279,000   279,000     601      687      774       0        0        0
  2       5,381   279,000   279,000   279,000   1,114    1,324    1,546       0        0        0
  3       8,275   279,000   279,000   279,000   1,535    1,902    2,310      92      438      821
  4      11,314   279,000   279,000   279,000   2,655    3,237    3,908   1,313    1,860    2,491
  5      14,505   279,000   279,000   279,000   3,663    4,534    5,575   2,431    3,249    4,227
  6      17,855   279,000   279,000   279,000   4,555    5,787    7,313   3,437    4,594    6,029
  7      21,373   279,000   279,000   279,000   5,326    6,988    9,125   4,332    5,893    7,902
  8      25,066   279,000   279,000   279,000   5,969    8,124   11,011   5,103    7,129    9,842
  9      28,945   279,000   279,000   279,000   6,474    9,184   12,968   5,748    8,296   11,881
 10      33,017   279,000   279,000   279,000   6,826   10,148   14,991   6,247    9,368   14,071
 15      56,644   279,000   279,000   279,000   5,580   12,530   25,583   5,580   12,530   25,583
 20      86,798         0   279,000   279,000       0    8,313   36,748       0    8,313   36,748
 25     125,284         0         0   279,000       0        0   44,113       0        0   44,113
 30     174,402         0         0   279,000       0        0   36,934       0        0   36,934
 35     237,091         0         0         0       0        0        0       0        0        0
 40     317,099         0         0         0       0        0        0       0        0        0
 45     419,213         0         0         0       0        0        0       0        0        0
 50     549,538         0         0         0       0        0        0       0        0        0
 54     679,282         0         0         0       0        0        0       0        0        0

These hypothetical rates of returns are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors. The Account Values and Cash Surrender Values will be different from those shown if the actual rates of return averaged 0%, 6%, or 12% over a period of years but fluctuated above or below the average for individual contract years. No representation can be made that these rates of return can be achieved for any one year or sustained over a period of time.

** Guaranteed cost of insurance charges, mortality and expense risk charge, monthly administrative charge and administrative expense charge.

        MARKETLIFE POLICIES ISSUED BETWEEN JULY 12, 1995 AND MAY 1, 1998
            FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
                           LEVEL DEATH BENEFIT OPTION
                HYPOTHETICAL ILLUSTRATION WITH CURRENT CHARGES**

Male, Issue Age 40                                     Face Amount:     $279,000
Preferred, Non-smoker                                  Annual Premium: $2,500.00

         TOTAL
       PREMIUMS           DEATH BENEFIT                    CASH VALUE               CASH SURRENDER VALUE
        WITH 5%   -----------------------------   ---------------------------   ---------------------------
YEAR   INTEREST      0%        6%        12%        0%       6%        12%        0%       6%        12%
----   --------   -------   -------   ---------   ------   ------   ---------   ------   ------   ---------
  1       2,625   279,000   279,000     279,000    1,722    1,845       1,968        0       46         162
  2       5,381   279,000   279,000     279,000    3,376    3,729       4,098    1,653    1,985       2,331
  3       8,275   279,000   279,000     279,000    4,964    5,656       6,409    3,316    3,967       4,674
  4      11,314   279,000   279,000     279,000    6,488    7,630       8,922    4,916    5,989       7,204
  5      14,505   279,000   279,000     279,000    7,942    9,645      11,652    6,453    8,054       9,940
  6      17,855   279,000   279,000     279,000    9,323   11,700      14,618    7,919   10,152      13,023
  7      21,373   279,000   279,000     279,000   10,636   13,799      17,850    9,322   12,374      16,425
  8      25,066   279,000   279,000     279,000   11,876   15,942      21,373   10,656   14,685      20,116
  9      28,945   279,000   279,000     279,000   13,025   18,110      25,199   11,937   17,023      24,111
 10      33,017   279,000   279,000     279,000   14,095   20,317      29,374   13,175   19,397      28,454
 15      56,644   279,000   279,000     279,000   18,234   31,964      56,979   18,234   31,964      56,979
 20      86,798   279,000   279,000     279,000   20,037   45,013     102,866   20,037   45,013     102,866
 25     125,284   279,000   279,000     279,000   16,232   56,557     178,446   16,232   56,557     178,446
 30     174,402   279,000   279,000     354,472    2,301   62,565     308,237    2,301   62,565     308,237
 35     237,091         0   279,000     552,033        0   54,737     525,746        0   54,737     525,746
 40     317,099         0   279,000     930,364        0   12,852     886,061        0   12,852     886,061
 45     419,213         0         0   1,545,228        0        0   1,471,646        0        0   1,471,646
 50     549,538         0         0   2,536,994        0        0   2,416,185        0        0   2,416,185
 54     679,282         0         0   3,653,449        0        0   3,617,277        0        0   3,617,277

These hypothetical rates of returns are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors. The Account Values and Cash Surrender Values will be different from those shown if the actual rates of return averaged 0%, 6%, or 12% over a period of years but fluctuated above or below the average for individual contract years. No representation can be made that these rates of return can be achieved for any one year or sustained over a period of time.

** Current cost of insurance charges, mortality and expense risk charge, monthly administrative charge and administrative expense charge.

        MARKETLIFE POLICIES ISSUED BETWEEN JULY 12, 1995 AND MAY 1, 1998
            FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
                           LEVEL DEATH BENEFIT OPTION
               HYPOTHETICAL ILLUSTRATION WITH GUARANTEED CHARGES**

Male, Issue Age 40                                     Face Amount:     $279,000
Preferred, Non-smoker                                  Annual Premium: $2,500.00

         TOTAL
       PREMIUMS          DEATH BENEFIT                 CASH VALUE           CASH SURRENDER VALUE
        WITH 5%   ---------------------------   -----------------------   -----------------------
YEAR   INTEREST      0%        6%       12%       0%      6%       12%      0%      6%       12%
----   --------   -------   -------   -------   -----   ------   ------   -----   ------   ------
  1       2,625   279,000   279,000   279,000     601      687      774       0        0        0
  2       5,381   279,000   279,000   279,000   1,114    1,324    1,546       0        0        0
  3       8,275   279,000   279,000   279,000   1,535    1,902    2,310      92      438      821
  4      11,314   279,000   279,000   279,000   2,655    3,237    3,908   1,313    1,860    2,491
  5      14,505   279,000   279,000   279,000   3,663    4,534    5,575   2,431    3,249    4,227
  6      17,855   279,000   279,000   279,000   4,555    5,787    7,313   3,437    4,594    6,029
  7      21,373   279,000   279,000   279,000   5,326    6,988    9,125   4,332    5,893    7,902
  8      25,066   279,000   279,000   279,000   5,969    8,124   11,011   5,103    7,129    9,842
  9      28,945   279,000   279,000   279,000   6,474    9,184   12,968   5,748    8,296   11,881
 10      33,017   279,000   279,000   279,000   6,826   10,148   14,991   6,247    9,368   14,071
 15      56,644   279,000   279,000   279,000   5,580   12,530   25,583   5,580   12,530   25,583
 20      86,798         0   279,000   279,000       0    8,175   36,358       0    8,175   36,358
 25     125,284         0         0   279,000       0        0   42,858       0        0   42,858
 30     174,402         0         0   279,000       0        0   33,852       0        0   33,852
 35     237,091         0         0         0       0        0        0       0        0        0
 40     317,099         0         0         0       0        0        0       0        0        0
 45     419,213         0         0         0       0        0        0       0        0        0
 50     549,538         0         0         0       0        0        0       0        0        0
 54     679,282         0         0         0       0        0        0       0        0        0

These hypothetical rates of returns are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors. The Account Values and Cash Surrender Values will be different from those shown if the actual rates of return averaged 0%, 6%, or 12% over a period of years but fluctuated above or below the average for individual contract years. No representation can be made that these rates of return can be achieved for any one year or sustained over a period of time.

** Guaranteed cost of insurance charges, mortality and expense risk charge, monthly administrative charge and administrative expense charge.

                MARKETLIFE POLICIES ISSUED PRIOR TO JULY 12, 1995
            FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
                           LEVEL DEATH BENEFIT OPTION
                HYPOTHETICAL ILLUSTRATION WITH CURRENT CHARGES**

Male, Issue Age 40                                     Face Amount:     $279,000
Preferred, Non-smoker                                  Annual Premium: $2,500.00

         TOTAL
       PREMIUMS           DEATH BENEFIT                    CASH VALUE               CASH SURRENDER VALUE
        WITH 5%   -----------------------------   ---------------------------   ---------------------------
YEAR   INTEREST      0%        6%        12%        0%       6%        12%        0%       6%        12%
----   --------   -------   -------   ---------   ------   ------   ---------   ------   ------   ---------
  1       2,625   279,000   279,000     279,000    1,728    1,851       1,974        0       52         168
  2       5,381   279,000   279,000     279,000    3,393    3,747       4,116    1,669    2,002       2,349
  3       8,275   279,000   279,000     279,000    4,997    5,693       6,448    3,347    4,001       4,711
  4      11,314   279,000   279,000     279,000    6,542    7,691       8,991    4,966    6,046       7,268
  5      14,505   279,000   279,000     279,000    8,021    9,738      11,761    6,527    8,141      10,042
  6      17,855   279,000   279,000     279,000    9,431   11,832      14,780    8,020   10,277      13,184
  7      21,373   279,000   279,000     279,000   10,776   13,979      18,079    9,454   12,554      16,654
  8      25,066   279,000   279,000     279,000   12,052   16,179      21,688   10,822   14,921      20,430
  9      28,945   279,000   279,000     279,000   13,240   18,412      25,618   12,153   17,324      24,531
 10      33,017   279,000   279,000     279,000   14,353   20,694      29,921   13,433   19,774      29,001
 15      56,644   279,000   279,000     279,000   18,743   32,891      58,667   18,743   32,891      58,667
 20      86,798   279,000   279,000     279,000   20,377   45,898     105,076   20,377   45,898     105,076
 25     125,284   279,000   279,000     279,000   16,419   57,306     181,104   16,419   57,306     181,104
 30     174,402   279,000   279,000     357,360    2,406   63,082     310,748    2,406   63,082     310,748
 35     237,091         0   279,000     552,679        0   54,959     526,361        0   54,959     526,361
 40     317,099         0   279,000     925,189        0   12,840     881,132        0   12,840     881,132
 45     419,213         0         0   1,526,401        0        0   1,453,715        0        0   1,453,715
 50     549,538         0         0   2,489,419        0        0   2,370,876        0        0   2,370,876
 54     679,282         0         0   3,565,830        0        0   3,530,525        0        0   3,530,525

These hypothetical rates of returns are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors. The Account Values and Cash Surrender Values will be different from those shown if the actual rates of return averaged 0%, 6%, or 12% over a period of years but fluctuated above or below the average for individual contract years. No representation can be made that these rates of return can be achieved for any one year or sustained over a period of time.

** Current cost of insurance charges, mortality and expense risk charge, monthly administrative charge and administrative expense charge.

                MARKETLIFE POLICIES ISSUED PRIOR TO JULY 12, 1995
            FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
                           LEVEL DEATH BENEFIT OPTION
               HYPOTHETICAL ILLUSTRATION WITH GUARANTEED CHARGES**

Male, Issue Age 40                                     Face Amount:     $279,000
Preferred, Non-smoker                                  Annual Premium: $2,500.00

         TOTAL
       PREMIUMS          DEATH BENEFIT                 CASH VALUE           CASH SURRENDER VALUE
        WITH 5%   ---------------------------   -----------------------   -----------------------
YEAR   INTEREST      0%        6%       12%       0%      6%       12%      0%      6%       12%
----   --------   -------   -------   -------   -----   ------   ------   -----   ------   ------
  1       2,625   279,000   279,000   279,000     605      691      778       0        0        0
  2       5,381   279,000   279,000   279,000   1,124    1,334    1,557       0        0        0
  3       8,275   279,000   279,000   279,000   1,552    1,922    2,331     109      456      841
  4      11,314   279,000   279,000   279,000   2,682    3,268    3,944   1,339    1,889    2,524
  5      14,505   279,000   279,000   279,000   3,703    4,582    5,632   2,468    3,294    4,281
  6      17,855   279,000   279,000   279,000   4,611    5,856    7,398   3,489    4,659    6,109
  7      21,373   279,000   279,000   279,000   5,400    7,082    9,247   4,401    5,982    8,017
  8      25,066   279,000   279,000   279,000   6,062    8,250   11,178   5,191    7,247   10,000
  9      28,945   279,000   279,000   279,000   6,589    9,345   13,192   5,856    8,447   12,105
 10      33,017   279,000   279,000   279,000   6,964   10,349   15,284   6,376    9,558   14,364
 15      56,644   279,000   279,000   279,000   5,832   13,007   26,473   5,832   13,007   26,473
 20      86,798         0   279,000   279,000       0    8,717   37,657       0    8,717   37,657
 25     125,284         0         0   279,000       0        0   44,892       0        0   44,892
 30     174,402         0         0   279,000       0        0   37,485       0        0   37,485
 35     237,091         0         0         0       0        0        0       0        0        0
 40     317,099         0         0         0       0        0        0       0        0        0
 45     419,213         0         0         0       0        0        0       0        0        0
 50     549,538         0         0         0       0        0        0       0        0        0
 54     679,282         0         0         0       0        0        0       0        0        0

These hypothetical rates of returns are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors. The Account Values and Cash Surrender Values will be different from those shown if the actual rates of return averaged 0%, 6%, or 12% over a period of years but fluctuated above or below the average for individual contract years. No representation can be made that these rates of return can be achieved for any one year or sustained over a period of time.

** Guaranteed cost of insurance charges, mortality and expense risk charge, monthly administrative charge and administrative expense charge.

To learn more about the Policy, you should read the Statement of Additional Information (SAI) dated the same date as this prospectus, which is incorporated by reference into this Prospectus. For a free copy of the SAI or for other Policy inquiries please contact us by writing to Travelers Life & Annuity, One Cityplace, Hartford, CT 06103-3415, call 1-800-334-4298 or access the SEC's website (http://www.sec.gov).

To obtain free copies of personalized illustrations of death benefits, cash surrender values, and cash values please contact your agent or registered representative.

The SAI and additional information about the Registrant can be reviewed and copied at the Commission's Public Reference Room in Washington, DC. Information on the operation of the public reference room may be obtained by calling the Commission at 202-942-8090. Reports and other information about the Registrant are available on the Commission's Internet site at http://www.sec.gov and copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the Commission, 450 Fifth Street, NW, Washington, DC 20549-0102.

Investment Company Act File Numbers: 811-03297 and 811-07411

                                                                         L-11843

                                                                           05/05

                                   MARKETLIFE
                              METLIFE VARIABLE LIFE
                        METLIFE VARIABLE LIFE ACCUMULATOR
                       METLIFE VARIABLE SURVIVORSHIP LIFE
                      METLIFE VARIABLE SURVIVORSHIP LIFE II
                  METLIFE VARIABLE LIFE ACCUMULATOR - SERIES 2
                  METLIFE VARIABLE LIFE ACCUMULATOR - SERIES 3
                            PORTFOLIO ARCHITECT LIFE
                                   VINTAGELIFE
                                   (POLICIES)

                   PART B: STATEMENT OF ADDITIONAL INFORMATION
                                      (SAI)

                                      DATED

                                OCTOBER 13, 2008

                                       FOR

                METLIFE OF CT FUND UL FOR VARIABLE LIFE INSURANCE
  (FORMERLY METLIFE OF CT FUND UL II FOR VARIABLE LIFE INSURANCE, METLIFE OF CT
                             VARIABLE LIFE INSURANCE
SEPARATE ACCOUNT ONE, METLIFE OF CT VARIABLE LIFE INSURANCE SEPARATE ACCOUNT TWO
                                       AND
          METLIFE OF CT VARIABLE LIFE INSURANCE SEPARATE ACCOUNT THREE)
                                  (REGISTRANT)

                                    ISSUED BY

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                                   (DEPOSITOR)

This Statement of Additional Information ("SAI") is not a prospectus. This SAI contains additional information about the Policies listed above and MetLife Insurance Company of Connecticut (the "Company," "we," "our," and "us"). The Company no longer offers the Policies to new purchasers. It does continue to accept additional premium payments from existing policy owners. You should read this SAI in conjunction with the prospectuses for the Flexible Premium Variable Life Insurance Policies dated October 13, 2008 for MetLife Variable Life, MetLife Variable Life Accumulator -- Series 3 and MetLife Variable Survivorship Life II, and the prospectuses dated May 2, 2005, as supplemented on April 28, 2008, for MarketLife, MetLife Variable Life Accumulator, MetLife Variable Life Accumulator -- Series 2, MetLife Variable Survivorship Life, VintageLife and Portfolio Architect Life (the "Policies"), as applicable. The defined terms used in this SAI are as defined in the prospectuses.

Copies of the prospectuses may be obtained by writing to MetLife Insurance Company of Connecticut, One Cityplace, Hartford, Connecticut 06103-3415, or by calling 1-800-334-4298 or by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

                                TABLE OF CONTENTS


GENERAL INFORMATION AND HISTORY................................................       3
  The Depositor................................................................       3
  State Regulation.............................................................       3
  The Registrant...............................................................       3
  Registration Statements......................................................       3
  The Custodian................................................................       3
UNDERWRITING AND DISTRIBUTION AGREEMENTS.......................................       3
  Distribution and Principal Underwriting Agreement............................       3
  Compensation.................................................................       4
VALUATION OF ASSETS............................................................       5
  Investment Options...........................................................       5
  Cash Value...................................................................       5
  Accumulation Unit Value......................................................       5
CALCULATION OF MONEY MARKET YIELD..............................................       5
ADDITIONAL INFORMATION ABOUT POLICY CHARGES....................................       6
  Special Purchase Plans.......................................................       6
  Underwriting Procedures......................................................       6
  Increases and Decreases in Stated Amount.....................................       6
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM..................................       6
FINANCIAL STATEMENTS...........................................................       7

                         GENERAL INFORMATION AND HISTORY

THE DEPOSITOR. MetLife Insurance Company of Connecticut is a stock insurance company chartered in 1864 in Connecticut and continuously engaged in the insurance business since that time. The Company is licensed to conduct a life insurance business in all states, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands, and the Bahamas. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06183-3415 and its telephone number is (860) 308-1000.

The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103 3415. On December 7, 2007, the operations of the Company and MetLife Life and Annuity Company of Connecticut ("MLACC") were combined through a merger, with the Company as the surviving company after the merger.

STATE REGULATION. The Company is subject to the laws of the state of Connecticut governing insurance companies and to regulation by the Insurance Commissioner of the state of Connecticut (the "Commissioner"). An annual statement covering the operations of the Company for the preceding year, as well as its financial conditions as of December 31 of such year, must be filed with the Commissioner in a prescribed format on or before March 1 of each year. The Company's books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is conducted at least once every four years.

The Company is also subject to the insurance laws and regulations of all other states in which it is licensed to operate. However, the insurance departments of each of these states generally apply the laws of the home state (jurisdiction of domicile) in determining the field of permissible investments.

THE REGISTRANT. Effective October 13, 2008, the Company combined MetLife of CT Fund UL II for Variable Life Insurance, MetLife of CT Variable Life Insurance Separate Account One, MetLife of CT Variable Life Insurance Separate Account Two and MetLife of CT Variable Life Insurance Separate Account Three, with and into MetLife of CT Fund UL for Variable Life Insurance ("Fund UL"). Fund UL was established under the laws of Connecticut on November 10, 1983. Fund UL is registered with the Securities and Exchange Commission (SEC) as a unit investment trust under the Investment Company Act of 1940 and qualifies as a "separate account." Separate Accounts are primarily designed to keep policy assets separate from other company assets.

REGISTRATION STATEMENTS. Registration Statements have been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the policies offered. The Registration Statements, their amendments and exhibits, contain information beyond that found in the prospectuses and the SAI.

THE CUSTODIAN. The Company holds title to the assets in the Separate Account.

                    UNDERWRITING AND DISTRIBUTION AGREEMENTS

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. Information about the distribution of the Policies is contained in the prospectus (see "Distribution & Compensation"). Additional information is provided below.

MetLife Investors Distribution Company ("MLIDC") serves as the principal underwriter and distributor of the securities offered through this prospectus pursuant to the terms of the Distribution and Principal Underwriting Agreement. MLIDC, which is an affiliate of the Company, also acts as the principal underwriter and distributor of other variable life insurance policies and variable annuity contracts issued by the Company and its affiliated companies.

MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, California 92614. MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority ("FINRA").

The following table shows the amount of commissions paid to and the amount of commissions retained by MLIDC or its predecessors over the past three years.

                         MLIDC UNDERWRITING COMMISSIONS

                         UNDERWRITING COMMISSIONS PAID TO        AMOUNT OF UNDERWRITING
                                       MLIDC                          COMMISSIONS
        YEAR                      BY THE COMPANY                   RETAINED BY MLIDC
-------------------     ----------------------------------     -------------------------
  2007.............                 $4,941,000*                            $0
  2006.............                 $4,190,000                             $0
  2005.............                 $6,004,000                             $0


* Includes Underwriting Commissions paid by MLACC.

The Policies were offered on a continuous basis. MLIDC entered into selling agreements with broker-dealers who are registered with the SEC and are members of FINRA, and with entities that may have offered the Policies but are exempt from registration. Applications for the Policies were solicited by registered representatives who are associated persons of such broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable life insurance products.

COMPENSATION. Broker-dealers who have selling agreements with MLIDC are paid compensation for the promotion and sale of the Policies. Registered representatives who solicit sales of the Policies typically receive a portion of the compensation payable to the broker-dealer firm. The amount the registered representative receives depends on the agreement between the firm and the registered representative. This agreement may also provide for the payment of other types of cash and on-cash compensation and other benefits. Compensation paid on the Policies, as well as other incentives or payments, are not assessed as an additional direct charge to Policy owners or the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges imposed under the Policies and from profits on payments received by the Company and MLIDC from the Funds.

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firms for services the broker-dealer firms provide in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer firms, the hiring and training of the broker-dealer firms' sales personnel, the sponsoring of conferences and seminars by the broker-dealer firms, or general marketing services performed by the broker-dealer firms. The broker-dealer firms may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements were not offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Policies, total assets attributable to sales of the Policies by registered representatives of the broker-dealer firms or based on the length of time that a Policy owner has owned the Policy. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firms and their registered representatives to favor the Company's products. The amount of additional compensation (non-commission amounts) paid to selected broker-dealer firms during 2007 ranged from $86,518 to $5,658,714. The amount of commissions paid to selected broker-dealer firms during 2007 ranged from $91,352 to $10,077,903. The amount of total compensation (includes non-commission as well as commission amounts) paid to selected broker-dealer firms during 2007 ranged from $433,549 to $10,536,736.

The following list sets forth the names of broker-dealer firms that have entered into preferred distribution arrangements with the Company and MLIDC under which the broker-dealer firms received additional compensation in 2007 in connection with the sale of our variable annuity contracts, variable life policies and other insurance products (including the Contracts). The broker-dealer firms are listed in alphabetical order:

Citicorp Investment Services
Citigroup Global Markets, Inc. (d/b/a Smith Barney)
DWS Scudder Distributors, Inc.
Morgan Stanley DW, Inc.
Pioneer Funds Distributor, Inc.
PFS Investments, Inc. (d/b/a/ Primerica)

There are other broker-dealer firms who receive compensation for servicing our Policies, and the Cash Value of the Policies or the amount of added Premium payments received may be included in determining their additional compensation, if any.

                               VALUATION OF ASSETS

INVESTMENT OPTIONS: The value of the assets of each Investment Option is determined at 4:00 p.m. eastern time on each business day, unless we need to close earlier due to an emergency. A business day is any day the New York Stock Exchange is open. Each security traded on a national securities exchange is valued at the last reported sale price on the business day. If there has been no sale on that day, then the value of the security is taken to be the mean between the reported bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

Any security not traded on a securities exchange but traded in the over-the-counter-market and for which market quotations are readily available is valued at the mean between the quoted bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

Securities traded on the over-the-counter-market and listed securities with no reported sales are valued at the mean between the last reported bid and asked prices or on the basis of quotations received from a reputable broker or other recognized source.

Short-term investments for which a quoted market price is available are valued at market. Short-term investments maturing in more than sixty days for which there is no reliable quoted market price are valued by "marking to market" (computing a market value based upon quotations from dealers or issuers for securities of a similar type, quality and maturity.) "Marking to market" takes into account unrealized appreciation or depreciation due to changes in interest rates or other factors which would influence the current fair values of such securities. Short-term investments maturing in sixty days or less for which there is no reliable quoted market price are valued at amortized cost which approximates market.

THE CASH VALUE: The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is used to measure the investment performance of an Investment Option from one valuation period to the next. The net investment factor for an Investment Option for any valuation period is equal to the sum of 1.000000 plus the net investment rate (the gross investment rate less any applicable Investment Option deductions during the valuation period relating to the mortality and expense risk charge and the administrative expense charge). The gross investment rate of an Investment Option is equal to (a) minus (b), divided by (c) where:

          (a) = investment income plus capital gains and losses (whether realized or unrealized);

          (b) = any deduction for applicable taxes (presently zero); and

          (c) = the value of the assets of the Investment Option at the beginning of the valuation period.

The gross investment rate may be either positive or negative. An Investment Option's investment income includes any distribution whose ex-dividend date occurs during the valuation period.

ACCUMULATION UNIT VALUE. The value of the accumulation unit for each Investment Option was initially established at $1.00. The value of an accumulation unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is calculated for each Investment Option and takes into account the investment performance, expenses and the deduction of certain expenses.

                        CALCULATION OF MONEY MARKET YIELD

From time to time, we may quote in advertisements and sales literature the adjusted and unadjusted effective yield for a money market Investment Option for a 7-day period, as described below. On a Policy-specific basis, the effective yield is computed at each month-end according to the following formula:

       Effective Yield = ((Base Return + 1) to the power of (365 / 7)) - 1

Where:

Base Return = (AUV Change - Policy Charge Adjustment) / Prior AUV.

AUV Change = Current AUV - Prior AUV.

Policy Charge Adjustment = Average AUV x Period Charge.

Average AUV = (Current AUV + Prior AUV) / 2.

Period Charge = Annual Policy Fee x (7/365).

Prior AUV = Unit value as of 7 days prior.

Current AUV = Unit value as of the reporting period (last day of the month).

We may also quote the effective yield of a money market Investment Option for the same 7-day period, determined on an unadjusted basis (which does not deduct Policy-level charges), according to the same formula but where:

Base Return = AUV Change / Prior AUV

Because of the charges and deductions imposed under the Policy, the yield for the Investment Option will be lower than the yield for the corresponding Fund. The yields on amounts held in the Investment Option normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The actual yield for the Investment Option is affected by changes in interest rates on money market securities, average portfolio maturity of the Fund, the types and qualities of portfolio securities held by the Fund's and the Fund's operating expenses. Yields on amounts held in the Investment Option may also be presented for periods other than a 7-day period.

                   ADDITIONAL INFORMATION ABOUT POLICY CHARGES

SPECIAL PURCHASE PLANS. We reserve the right to waive all or a part of any fee we charge under the Policy (excluding Fund expenses). Factors we consider include one or more of the following: size and type of group to whom the Policy is issued; amount of expected premiums; relationship with us or an affiliated company, receiving distributions or making transfers from other policies we or one of our affiliates issue; type and frequency of administrative and sales service provided; or any other factor we determine relevant. Any fee modification will not discriminate unfairly against protected classes of individuals and will be done according to our rules in effect at the time the Policy is issued.

UNDERWRITING PROCEDURES. The Policy's cost of insurance depends on the insured's sex, issue age, risk class and length of time the Policy has been in force. The rates will vary depending on tobacco use and other risk factors. Guaranteed cost of insurance rates are based on the Insured's attained age and are equal to the 1980 Insurance Commissioners Standard Ordinary Male and Female Mortality Tables. The maximum rates for the tables-rated substandard insureds are based on a multiple (shown in the schedule pages of the Policy) of the above rates. We may add flat extra ratings to reflect higher mortality risk. Any change in the cost of insurance rates will apply to all insureds of the same age, gender, risk class and whose Policies have been in effect for the same length of time.

The cost of insurance rates, Policy charges, and payment options for Policies issued in Montana, and perhaps other states are issued on a gender-neutral (unisex) basis. The unisex rates will be higher than those applicable to females and lower than those applicable to males.

INCREASES AND DECREASES IN STATED AMOUNT. For certain Policies, after the first Policy Year, you may request in writing to change the Stated Amount. When your Stated Amount changes, your Policy charges and possibly your Death Benefit will also change. If you increase or decrease your Stated Amount your Policy may become a modified endowment contract (MEC) under federal tax law (please see the Federal Income Taxes section of the Prospectus for more information and consult your tax adviser for information on the impact a modified endowment contract may effect you).

Under some circumstances you will need to provide evidence that the insured(s) is still insurable. Any change in Stated Amount will be effective on either the next or prior Monthly Deduction Date after the change has been approved by us.

                  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of each of the Investment Options of MetLife of CT Fund UL for Variable Life Insurance and the consolidated financial statements and the related financial statement schedules of MetLife Insurance Company of Connecticut and subsidiaries included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the consolidated financial statements and financial statement schedules and includes explanatory paragraphs referring to changes in MetLife Insurance Company of Connecticut and subsidiaries' method of accounting for deferred acquisition costs as required by accounting guidance adopted on January 1, 2007, and the restatement of the 2007 consolidated financial statements), and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principle business address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.

                              FINANCIAL STATEMENTS

The financial statements of MetLife of CT Fund UL for Variable Life Insurance and MetLife Insurance Company of Connecticut follow this page of the SAI. The financial statements of the Company only bear on the Company's ability to meet its obligations under the Policies and should not be considered as bearing on the investment performance of the Separate Account.

      [FINANCIAL STATEMENTS FOR THE DEPOSITOR AND REGISTRANT TO BE ADDED BY
                                   AMENDMENT.]

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                                  ONE CITYPLACE

                                185 ASYLUM STREET
                        HARTFORD, CONNECTICUT 06103-3415

SAI 38B, 40A&B, 42, 44B, 45B, 47B, 48B, 57B, 91B                    October 2008

                                     PART C

                                OTHER INFORMATION

ITEM 26. EXHIBITS

Exhibit
 Letter   DESCRIPTION
-------   -----------
a.1.      Resolution of the Board of Directors of The Travelers Insurance
          Company authorizing the establishment of the Registrant. (Incorporated herein by reference to Exhibit 1 to Post-Effective Amendment No. 17 to the Registration Statement on Form S-6, File No. 002-88637, filed
          April 29, 1996.)

a.2.      Resolution of MetLife Insurance Company of Connecticut Board of
          Directors, dated March 24, 2008, authorizing the combining of MetLife of CT Fund UL II for Variable Life Insurance into MetLife of CT Fund
          UL for Variable Life Insurance. (To be filed by amendment.)

b.        Not applicable.

c.1. Distribution and Principal Underwriting Agreement among the Registrant, MetLife Insurance Company of Connecticut and MetLife
          Investors Distribution Company (To be filed by amendment.)

c.2. Specimen Selling Agreement. (Incorporated herein by reference to Exhibit c.3. to Post-Effective Amendment No. 9 to the Registrant's
          Registration Statement on Form N-6, File No. 333-96519 filed April 10,
          2006.)

c.3.      Agreement and Plan of Merger between MetLife Investors Distribution
          Company and MLI Distribution LLC dated as of October 20, 2006
          (Incorporated herein by reference to Exhibit c.4. to Post-Effective
          Amendment No. 12 to the Registration Statement on Form N-6, File No.
          333-96519, filed April 5, 2007.)

c.4. Retail Sales Agreement between MetLife Investors Distribution Company and broker-dealers (Incorporated herein by reference to Exhibit c.5.
          to Post-Effective Amendment No. 12 to the Registration Statement on
          Form N-6, File No. 333-96519, filed April 5, 2007.)

c.5.      Services Agreement between MetLife Investors Distribution Company and
          MetLife Insurance Company of Connecticut (Incorporated herein by reference to Exhibit c.6. to Post-Effective Amendment No. 13 to the Registration Statement on Form N-6, File No. 333-96519, filed April 7,
          2008.)

d.1. Form of Variable Life Insurance Policy. (Incorporated herein by reference to Exhibit 5 to the Registration Statement on Form S-6, File
          No. 033-63927 filed November 2, 1995.)

d.2. Primary or Other Insured Term Rider. (Incorporated herein by reference to Exhibit d.2. to Post-Effective Amendment No. 25 to the Registration
          Statement on Form N-6, File No. 002-88637 filed April 30, 2003.)

d.3. Waiver of Deduction Amount Rider. (Incorporated herein by reference to Exhibit d.3. to Post-Effective Amendment No. 25 to the Registration
          Statement on Form N-6, File No. 002-88637 filed April 30, 2003.)

d.4. Name Change Endorsement. (Incorporated herein by reference to Exhibit d.15. to Post-Effective Amendment No. 9 to the Registration Statement on Form N-6, File No. 333-96519, filed April 10, 2006.)

d.5.      Merger Endorsement. (Incorporated herein by reference to Exhibit d.5.
          to the

MarketLife Book 38B

          Registration Statement on Form N-6, File No. 333-147904, filed
          December 7, 2007.)

e. Application for Variable Life Insurance Policy. . (Incorporated herein by reference to Exhibit 10 to Post-Effective Amendment No. 2 to the Registration Statement on Form S-6, File No. 033-63927 filed April 24,
          1998.)

f.1.      Charter of The Travelers Insurance Company, as amended on October 19,
          1994. (Incorporated herein by reference to Exhibit 6(a) to the Travelers Separate Account TM for Variable Annuities' Registration
          Statement filed on Form N-4, File No. 333-40193, filed November 13,
          1997.)

f.2.      By-Laws of The Travelers Insurance Company, as amended on October 20,
          1994. (Incorporated herein by reference to Exhibit 6(b) to the Travelers Separate Account TM for Variable Annuities' Registration
          Statement filed on Form N-4, File No. 333-40193, filed November 13,
          1997.)

f.3.      Certificate of Amendment to the Charter for the Travelers Insurance
          Company, as effective May 1, 2006. (Incorporated herein by reference to Exhibit 6(c) to the Post-Effective Amendment No. 14 to the
          Travelers Fund ABD for Variable Annuities Registration Statement filed on Form N-4, File No. 033-65343, filed April 6, 2006.)

f.4.      Certificate of Correction to the Charter for the MetLife Insurance
          Company of Connecticut (Incorporated herein by reference to Exhibit
          6(d) to the Post-Effective Amendment No. 11 to the MetLife of CT
          Separate Account Nine for Variable Annuities Registration Statement filed on Form N-4, File No. 333-65926, filed October 31, 2007.)

g. Reinsurance Contracts. (Incorporated herein by reference to Exhibit g to Post-Effective Amendment No. 3 to the Travelers Fund UL for
          Variable Life Insurance Registration Statement on Form N-6, File No.
          333-56952, filed February 7, 2003.)

h.1. Form of Participation Agreement. (Incorporated herein by reference to Exhibit h to Post-Effective Amendment No. 3 to the Registration
          Statement on Form N-6, File No. 333-56952, filed February 7, 2003.)

h.2.      Participation Agreement with Metropolitan Series Fund, Inc.
          (Incorporated herein by reference to Exhibit 8(e) to Post-Effective
          Amendment No. 11 to the MetLife of CT Separate Account Nine for
          Variable Annuities Registrant's Registration Statement on Form N-4,
          File No. 333-65926, filed October 31, 2007.)

h.3. Participation Agreement with Met Investors Series Trust (Incorporated herein by reference to Exhibit h.3. to Post-Effective Amendment No. 9 to the Registrant's Registration Statement on Form N-6, File No.
          333-96519, filed April 10, 2006.)

i.        Administrative Contracts. Not applicable.

j.        None.

k. Opinion of Counsel regarding the legality of securities being registered. (To be filed by amendment.)

l. Actuarial Representation Letter. (Incorporated herein by reference to Exhibit l to Post-Effective Amendment No. 27 to the Registration
          Statement on Form N-6, File No. 02-88637, filed April 29, 2005.)

m. Calculation Exhibit. (Incorporated herein by reference to Exhibit m to Post-Effective Amendment No. 10 to the Registration Statement on Form
          N-6, File No. 033-63927, filed April 29, 2005.)

n.        Consent of Deloitte & Touche LLP, Independent Registered Public
          Accounting Firm. (To be filed by amendment.)

o.        Omitted Financial Statements. Not applicable.

p.        Initial Capital Agreements. Not applicable.

q. Redeemability Exemption. (Incorporated herein by reference to Exhibit q to

MarketLife Book 38B

          Post-Effective Amendment No. 27 to the Travelers Fund UL for Variable
          Life Insurance Registration Statement on Form N-6, File No. 002-88637 filed April 29, 2005.)

r.        Powers of Attorney for Michael K. Farrell, William J. Mullaney, Lisa
          M. Weber, Stanley J. Talbi and Joseph J. Prochaska, Jr.. Filed herewith.

ITEM 27. DIRECTORS AND OFFICERS OF THE DEPOSITOR

Principal Business Address:

       MetLife Insurance Company of Connecticut
       One CityPlace
       185 Asylum Street
       Hartford, CT 06103

NAME AND PRINCIPAL
BUSINESS ADDRESS               POSITIONS AND OFFICES WITH INSURANCE COMPANY
------------------------   -----------------------------------------------------
Michael K. Farrell         Director and President
William J. Mullaney        Director
Lisa M. Weber              Director
Steven A. Kandarian        Executive Vice President and Chief Investment Officer
James L. Lipscomb          Executive Vice President and General Counsel
Joseph J. Prochaska, Jr.   Executive Vice President and Chief Accounting Officer
Stanley J. Talbi           Executive Vice President and Chief Financial Officer
Gwenn L. Carr              Senior Vice President and Secretary
Eric T. Steigerwalt        Senior Vice President and Treasurer

PRINCIPAL BUSINESS ADDRESS:

          The principal business address of each person shown above is MetLife, Inc., One MetLife Plaza, 27-01 Queens Plaza North, Long Island City, New York 11101, except that the principal business address for Steven
          A. Kandarian and Michael K. Farrell is 10 Park Avenue, Morristown, NJ 07962.

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Registrant is a separate account of MetLife Insurance Company of Connecticut under Connecticut insurance law. The Registrant and Depositor are ultimately controlled by MetLife, Inc., a publicly traded company. No person is controlled by the Registrant.

An organizational chart for MetLife, Inc. is as follows:

             ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                                AS OF MARCH 31, 2008

The following is a list of subsidiaries of MetLife, Inc. updated as of March
31, 2008. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, (if any)) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.


A.    MetLife Group, Inc. (NY)

B.    MetLife Bank National Association (USA)

C.    Exeter Reassurance Company, Ltd. (Bermuda)

D.    MetLife Taiwan Insurance Company Limited (Taiwan)

E.    Metropolitan Tower Life Insurance Company (DE)

      1.    TH Tower NGP, LLC (DE)

      2. Partners Tower, L.P. (DE) - a 99% limited partnership interest of Partners Tower, L.P. is held by Metropolitan Tower Life Insurance Company and 1% general partnership interest is held by TH Tower NGP, LLC (DE)

      3.    TH Tower Leasing, LLC (DE)

      4.    MetLife Reinsurance Company of Charleston (SC)

      5.    MetLife Reinsurance Company of Vermont (VT)

      6.    EntreCap Real Estate II LLC (DE)

            a)    PREFCO Dix-Huit LLC (CT)

            b)    PREFCO X Holdings LLC (CT)

            c) PREFCO Ten Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Ten Limited Partnership is held by EntreCap Real Estate II LLC and 0.1% general partnership is held by PREFCO X Holdings LLC.

            d)    PREFCO Vingt LLC (CT)

            e) PREFCO Twenty Limited Partnership (CT) - a 99% limited partnership interest of PREFCO Twenty Limited Partnership is held by EntreCap Real Estate II LLC and 1% general partnership is held by PREFCO Vingt LLC.

     7.     Plaza Drive Properties, LLC (DE)

     8.     MTL Leasing, LLC (DE)

            a)    PREFCO IX Realty LLC (CT)

            b)    PREFCO XIV Holdings LLC (CT)

            c) PREFCO Fourteen Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Fourteen Limited Partnership is held by MTL Leasing, LLC and 0.1% general partnership is held by PREFCO XIV Holdings LLC.

F. MetLife Pensiones Mexico S.A. (Mexico)- 97.4738% is owned by MetLife, Inc. and 2.5262% is owned by MetLife International Holdings, Inc.

G. MetLife Chile Inversiones Limitada (Chile)- 99.9999999% is owned by MetLife, Inc. and 0.0000001% is owned by Natiloportem Holdings, Inc.

      1. MetLife Chile Seguros de Vida S.A. (Chile)- 99.99% is owned by MetLife Chile Inversiones Limitada and 0.01% is owned by MetLife International Holdings, Inc.

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile)- 99.99% is owned by MetLife Chile Seguros de Vida S.A. and 0.01% is owned by MetLife Chile Inversiones Limitada.

H. MetLife Mexico S.A. (Mexico)- 98.70541% is owned by MetLife, Inc., 1.29459% is owned by MetLife International Holdings, Inc.

      1. MetLife Afore, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Mexico S.A. and 0.01% is owned by MetLife Pensiones Mexico S.A.

            a) Met1 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A.

            b) Met2 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A.


            c) MetA SIEFORE Adicional, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            d) Met3 SIEFORE Basica, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            e) Met4 SIEFORE, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            f) Met5 SIEFORE, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

      2. ML Capacitacion Comercial S.A. de C.V. (Mexico) - 99% is owned by MetLife Mexico S.A. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.


I. MetLife Mexico Servicios, S.A. de C.V. (Mexico)- 98% is owned by MetLife, Inc. and 2% is owned by MetLife International Holdings, Inc.


J.    Metropolitan Life Seguros de Vida S.A. (Uruguay)


K.    MetLife Securities, Inc. (DE)

L.    Enterprise General Insurance Agency, Inc. (DE)

      1.    MetLife General Insurance Agency of Texas, Inc. (DE)

      2.    MetLife General Insurance Agency of Massachusetts, Inc. (MA)

M.    Metropolitan Property and Casualty Insurance Company (RI)

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    Met P&C Managing General Agency, Inc. (TX)

      5.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      6.    Metropolitan Group Property and Casualty Insurance Company (RI)

            a)    Metropolitan Reinsurance Company (U.K.) Limited (United
                  Kingdom)

      7.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides automobile, homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      8.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

N.    Cova Corporation (MO)

      1.    Texas Life Insurance Company (TX)

      2.    Cova Life Management Company (DE)

O.    MetLife Investors Insurance Company (MO)

P.    First MetLife Investors Insurance Company (NY)

Q.    Walnut Street Securities, Inc. (MO)

R.    Newbury Insurance Company, Limited (BERMUDA)

S.    MetLife Investors Group, Inc. (DE)

      1.    MetLife Investors Distribution Company (MO)

      2.    Met Investors Advisory, LLC (DE)

      3.    MetLife Investors Financial Agency, Inc. (TX)

T.    MetLife International Holdings, Inc. (DE)

      1.    MetLife Mexico Cares, S.A. de C.V. (Mexico)

            a)    Fundacion MetLife Mexico, A.C. (Mexico)

      2.    Natiloportem Holdings, Inc. (DE)

            a)    Servicios Administrativos Gen, S.A. de C.V. (Mexico)

                  (1) MLA Comercial, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

                  (2) MLA Servicios, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

      3. MetLife India Insurance Company Private Limited (India)- 26% is owned by MetLife International Holdings, Inc. and 74% is owned by third parties.


      4.    Metropolitan Life Insurance Company of Hong Kong Limited (Hong
            Kong)- 99.99913% is owned by MetLife International Holdings, Inc. and 0.00087% is owned by Natiloporterm Holdings, Inc.


      5. Metropolitan Life Seguros de Retiro S.A. (Argentina)- 95.23% is owned by MetLife International Holdings, Inc. and 4.77% is owned by Natiloportem Holdings, Inc.


      6. MetLife Seguros de Vida S.A. (Argentina)- 95.2499% is owned by MetLife International Holdings, Inc. and 4.7473% is owned by Natiloportem Holdings, Inc.


      7. MetLife Insurance Company of Korea Limited (South Korea)- 16.49% of MetLife Insurance Company of Korea Limited is owned by MetLife, Mexico, S.A. and 83.51% is owned by Metlife International Holdings, Inc.


      8. Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)- 66.6617540% is owned by MetLife International Holdings, Inc.
            and 33.3382457% is owned by MetLife Worldwide Holdings, Inc. and 0.0000003% is owned by Natiloportem Holdings, Inc.


      9.    MetLife Global, Inc. (DE)

      10. MetLife Administradora de Fundos Multipatrocinados Ltda (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.

      11.   MetLife Insurance Limited (United Kingdom)

      12.   MetLife General Insurance Limited (Australia)

      13.   MetLife Limited (United Kingdom)

      14. MetLife Insurance S.A./NV (Belgium) - 99.9% is owned by MetLife International Holdings, Inc. and 0.1% is owned by third parties.

      15.   MetLife Services Limited (United Kingdom)

      16.   MetLife Insurance Limited (Australia)

            a)    MetLife Insurance and Investment Trust (Australia)

            b)    MetLife Investments Pty Limited (Australia)

            c)    MetLife Services (Singapore) PTE Limited (Australia)

      17. Siembra Seguros de Retiro S.A. (Argentina) - 96.8819% is owned by MetLife International Holdings, Inc. and 3.1180% is owned by Natiloportem Holdings, Inc.

      18. Best Market S.A. (Argentina) - 5% of the shares are held by Natiloportem Holdings, Inc. and 94.9999% is owned by MetLife International Holdings Inc.

      19. Compania Previsional MetLife S.A. (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.


           (a) Met AFJP S.A. (Argentina) - 75.4088% of the shares of Met AFJP S.A. are held by Compania Previsional MetLife SA, 19.5912% is owned by MetLife Seguros de Vida SA, 3.9689% is held by Natiloportem Holdings, Inc. and 1.0310% is held by Metropolitan Life Seguros de Retiro SA.


      20.   MetLife Worldwide Holdings, Inc. (DE)

            a)    MetLife Towarzystwo Ubezpieczen na Zycie Spolka Akcyjna.
                  (Poland)

            b)    MetLife Direct Co., Ltd. (Japan)


            c)    MetLife Limited (Hong Kong)


U.    Metropolitan Life Insurance Company (NY)

      1.    334 Madison Euro Investments, Inc. (DE)

            a) Park Twenty Three Investments Company (United Kingdom)- 1% voting control of Park Twenty Three Investments Company is held by St. James Fleet Investments Two Limited. 1% of the shares of Park Twenty Three Investments Company is held by Metropolitan Life Insurance Company. 99% is owned by 334 Madison Euro Investment, Inc.

                  (1) Convent Station Euro Investments Four Company (United Kingdom)- 1% voting control of Convent Station Euro Investments Four Company is held by 334 Madison Euro Investments, Inc. as nominee for Park Twenty Three Investments Company. 99% is owned by Park Twenty Three Investments Company.

      2. St. James Fleet Investments Two Limited (Cayman Islands)- 34% of the shares of St. James Fleet Investments Two Limited is held by Metropolitan Life Insurance Company.

      3. One Madison Investments (Cayco) Limited (Cayman Islands)- 10.1% voting control of One Madison Investments (Cayco) Limited is held by Convent Station Euro Investments Four Company. 89.9% of the shares of One Madison Investments (Cayco) Limited is held by Metropolitan Life Insurance Company.

      4. CRB Co, Inc. (MA)- AEW Real Estate Advisors, Inc. holds 49,000 preferred non-voting shares and AEW Advisors, Inc. holds 1,000 preferred non-voting shares of CRB, Co., Inc.

      5.    GA Holding Corp. (MA)

      6.    Thorngate, LLC (DE)

      7.    Alternative Fuel I, LLC (DE)

      8.    Transmountain Land & Livestock Company (MT)

      9.    MetPark Funding, Inc. (DE)

      10.   HPZ Assets LLC (DE)

      11.   Missouri Reinsurance (Barbados), Inc. (Barbados)

      12.   Metropolitan Tower Realty Company, Inc. (DE)

            a)    Midtown Heights, LLC (DE)

      13.   MetLife Real Estate Cayman Company (Cayman Islands)

      14.   Metropolitan Marine Way Investments Limited (Canada)

      15.   MetLife Private Equity Holdings, LLC (DE)

      16.   23rd Street Investments, Inc. (DE)

            a) Mezzanine Investment Limited Partnership-BDR (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            b) Mezzanine Investment Limited Partnership-LG (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            c) MetLife Capital Credit L.P. (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            d) MetLife Capital Limited Partnership (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

      17.   Metropolitan Realty Management, Inc. (DE)

      18.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      19.   MetLife Holdings, Inc. (DE)

            a)    MetLife Credit Corp. (DE)

            b)    MetLife Funding, Inc. (DE)

      20.   Bond Trust Account A (MA)

      21.   MetLife Investments Asia Limited (Hong Kong).

      22. MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited.

      23. MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds 0.01% of MetLife Latin America Asesorias e Inversiones Limitada.

      24.   New England Life Insurance Company (MA)

            a)    MetLife Advisers, LLC (MA)

            b)    New England Securities Corporation (MA)

      25.   GenAmerica Financial, LLC (MO)

            a)    GenAmerica Capital I (DE)

            b)    General American Life Insurance Company (MO)

                  (1)   GenAmerica Management Corporation (MO)

                 (2) Reinsurance Group of America, Incorporated (MO) - 52% is owned by General American Life Insurance Company.

                        (a)   Reinsurance Company of Missouri, Incorporated (MO)

                              (i)   Timberlake Financial, L.L.C. (DE)

                                    (A)   Timberlake Reinsurance Company II (SC)

                              (ii)  RGA Reinsurance Company (MO)

                                    (A)   Reinsurance Partners, Inc. (MO)

                              (iii) Parkway Reinsuarnce Company (MO)

                        (b)   RGA Worldwide Reinsurance Company, Ltd. (Barbados)

                        (c)   RGA Atlantic Reinsurance Company, Ltd. (Barbados)

                        (d)   RGA Americas Reinsurance Company, Ltd. (Barbados)

                        (e)   RGA Reinsurance Company (Barbados) Ltd. (Barbados)

                              (i) RGA Financial Group, L.L.C. (DE)- 80% is owned by RGA Reinsurance Company (Barbados) Ltd. RGA Reinsurance Company also owns a 20% non-equity membership in RGA Financial Group, L.L.C.

                        (f)   RGA Life Reinsurance Company of Canada (Canada)

                        (g)   RGA International Corporation (Nova Scotia/Canada)

                        (h)   RGA Holdings Limited (U.K.) (United Kingdom)

                              (i)   RGA UK Services Limited (United Kingdom)

                              (ii)  RGA Capital Limited U.K. (United
                                    Kingdom)

                              (iii) RGA Reinsurance (UK) Limited (United
                                    Kingdom)

                              (iv) RGA Services India Private Limited (India) - Reinsurance Group of America, Incorporated owns 99% of RGA Services India Private Limited and RGA Holdings Limited owns 1%.

                        (i)   RGA South African Holdings (Pty) Ltd. (South
                              Africa)

                              (i) RGA Reinsurance Company of South Africa Limited (South Africa)

                        (j)   RGA Australian Holdings PTY Limited (Australia)

                              (i)   RGA Reinsurance Company of Australia
                                    Limited (Australia)

                              (ii)  RGA Asia Pacific PTY, Limited (Australia)

                        (k) General American Argentina Seguros de Vida, S.A. (Argentina) - 95% of General American Argentina Seguros de Vida, S.A. is owned by Reinsurance Group of America, Incorporated and 5% is owned by RGA Reinsurance Company (Barbados) Ltd.

                        (l)   RGA Technology Partners, Inc. (MO)

                        (m)   RGA International Reinsurance Company (Ireland)

                        (n)   RGA Capital Trust I (DE)


                        (o)   RGA Global Reinsurance Company, Ltd. (Bermuda)


      26.   Corporate Real Estate Holdings, LLC (DE)

      27. Ten Park SPC (CAYMAN ISLANDS ) - 1% voting control of Ten Park SPC is held by 23rd Street Investments, Inc.

      28.   MetLife Tower Resources Group, Inc. (DE)

      29.   Headland - Pacific Palisades, LLC (CA)

      30. Headland Properties Associates (CA) - 1% is owned by Headland - Pacific Palisades, LLC and 99% is owned by Metropolitan
            Life Insurance Company.

      31.   Krisman, Inc. (MO)

      32.   Special Multi-Asset Receivables Trust (DE)

      33.   White Oak Royalty Company (OK)

      34.   500 Grant Street GP LLC (DE)

      35. 500 Grant Street Associates Limited Partnership (CT) - 99% of 500 Grant Street Associates Limited Partnership is held by Metropolitan Life Insurance Company and 1% by 500 Grant Street GP LLC

      36.   MetLife Canada/MetVie Canada (Canada)

      37.   MetLife Retirement Services LLC (NJ)

            a)   MetLife Investment Funds Services LLC (NJ)

                 (i)   MetLife Investment Funds Management LLC (NJ)

                (ii)   MetLife Associates LLC (DE)

      38.   Euro CL Investments LLC (DE)

      39.   MEX DF Properties, LLC (DE)

      40. MSV Irvine Property, LLC (DE) - 4% of MSV Irvine Property, LLC is owned by Metropolitan Tower Realty Company, Inc. and 96% is owned by Metropolitan Life Insurance Company

      41.   MetLife Properties Ventures, LLC (DE)

            a)   Citypoint Holdings II Limited (UK)

      42.   Housing Fund Manager, LLC (DE)


            a) MTC Fund I, LLC (DE) 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            b) MTC Fund II, LLC (DE) - 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            c) MTC Fund III, LLC (DE) - 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

      43.   MLIC Asset Holdings, LLC (DE)


V.    MetLife Capital Trust II (DE)

W.    MetLife Capital Trust III (DE)

X.    MetLife Capital Trust IV (DE)


Y. MetLife Insurance Company of Connecticut (CT) - 86.72% is owned by MetLife, Inc. and 13.28% is owned by MetLife Investors Group, Inc.

      1.    MetLife Property Ventures Canada ULC (Canada)

      2. Pilgrim Investments Oakmont Lane, LLC (DE) - 50% is owned by MetLife Insurance Company of Connecticut.


      3. Pilgrim Alternative Investments Opportunity Fund I, LLC (DE) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      4.    Pilgrim Alternative Investments Opportunity Fund III Associates, LLC
            (CT) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      5.    Pilgrim Investments Highland Park, LLC (DE)

      6.    Metropolitan Connecticut Properties Ventures, LLC (DE)

      7.    MetLife Canadian Property Ventures LLC (NY)

      8.    Euro TI Investments LLC (DE)

      9.    Greenwich Street Investments, LLC (DE)

            a)    Greenwich Street Capital Offshore Fund, Ltd. (Virgin
                  Islands)

            b)    Greenwich Street Investments, L.P. (DE)

      10.   Hollow Creek, L.L.C. (CT)

      11. One Financial Place Corporation (DE) - 100% is owned in the aggregate by MetLife Insurance Company of Connecticut.

      12. One Financial Place Holdings, LLC (DE)-100% is owned in the aggregate by MetLife Insurance Company of Connecticut.

      13.   Plaza LLC (CT)

            a)    Tower Square Securities, Inc. (CT)

                  1) Tower Square Securities Insurance Agency of New Mexico, Inc. (NM)

                  2)    Tower Square Securities Insurance Agency of
                        Ohio, Inc. (OH) 99% is owned by Tower Square Securities, Inc.

      14.   TIC European Real Estate LP, LLC (DE)

      15.   MetLife European Holdings, Inc. (UK)

            a) MetLife Europe Limited (IRELAND)

               (i) MetLife Pensions Trustees Limited (UK)

            b) MetLife Assurance Limited (UK)

      16.   Travelers International Investments Ltd. (Cayman Islands)

      17.   Euro TL Investments LLC (DE)

      18.   Corrigan TLP LLC (DE)

      19.   TLA Holdings LLC (DE)

            a)    The Prospect Company (DE)

                  1)    Panther Valley, Inc. (NJ)

      20. TRAL & Co. (CT) - TRAL & Co. is a general partnership. Its partners are MetLife Insurance Company of Connecticut and Metropolitan Life Insurance Company.

      21.   Tribeca Distressed Securities, L.L.C. (DE)

      22.   MetLife Investors USA Insurance Comapny (DE)

Z.    MetLife Reinsurance Company of South Carolina (SC)

AA.   MetLife Investment Advisors Company, LLC (DE)

BB.   MetLife Standby I, LLC (DE)

      1.   MetLife Exchange Trust I (DE)

CC.   MetLife Services and Solutions, LLC (DE)

      1.   MetLife Solutions Pte. Ltd. (Singapore)

           (i)   MetLife Services East Private Limited (India)


DD.   Safeguard Health Enterprises, Inc. (DE)

      1.   Safeguard Dental Services, Inc. (DE)

      2.   Safeguard Health Plans, Inc. (CA)

      3.   SafeHealth Life Insurance Company (CA)

      4.   Safeguard Health Plans, Inc. (FL)

      5.   Safeguard Health Plans, Inc. (NV)

      6.   Safeguard Health Plans, Inc. (TX)

EE.   MetLife Capital Trust X (DE)


The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

In addition to the entities shown on the organizational chart, MetLife, Inc. (or where indicated, a subsidiary) also owns interests in the following entities:

1) Metropolitan Life Insurance Company owns varying interests in certain mutual funds distributed by its affiliates. These ownership interests are generally expected to decrease as shares of the funds are purchased by unaffiliated investors.

2) Metropolitan Life Insurance Company indirectly owns 100% of the non-voting preferred stock of Nathan and Lewis Associates Ohio, Incorporated, an insurance agency. 100% of the voting common stock of this company is held by an individual who has agreed to vote such shares at the direction of N.L. HOLDING CORP. (DEL), a direct wholly owned subsidiary of MetLife, Inc.

3) Mezzanine Investment Limited Partnerships ("MILPs"), Delaware limited partnerships, are investment vehicles through which investments in certain entities are held. A wholly owned subsidiary of Metropolitan Life Insurance Company serves as the general partner of the limited partnerships and Metropolitan Life Insurance Company directly owns a 99% limited partnership interest in each MILP. The MILPs have various ownership and/or debt interests in certain companies.

4) The Metropolitan Money Market Pool and MetLife Intermediate Income Pool are pass-through investment pools, of which Metropolitan Life Insurance Company and/or its subsidiaries and/or affiliates are general partners.

NOTE: THE METLIFE, INC. ORGANIZATIONAL CHART DOES NOT INCLUDE REAL ESTATE JOINT
----
VENTURES AND PARTNERSHIPS OF WHICH METLIFE, INC. AND/OR ITS SUBSIDIARIES IS AN INVESTMENT PARTNER. IN ADDITION, CERTAIN INACTIVE SUBSIDIARIES HAVE ALSO BEEN OMITTED.

                                        7

ITEM 29. INDEMNIFICATION

Sections 33-770 to 33-778, inclusive of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable

MarketLife Book 38B
expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is wholly successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation and in all other cases, his conduct was at least not opposed to the best interests of the corporation, and in a criminal case he had no reasonable cause to believe his conduct was unlawful; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

C.G.S. Section 33-778 provides an exclusive remedy; a Connecticut corporation cannot indemnify a director or officer to an extent either greater or less than that authorized by the statute, e.g., pursuant to its certificate of incorporation, by-laws, or any separate contractual arrangement. However, the statute does specifically authorize a corporation to procure indemnification insurance to provide greater indemnification rights. The premiums for such insurance may be shared with the insured individuals on an agreed basis.

The Depositor's ultimate parent, MetLife, Inc. has secured a Financial Institution Bond in the amount of $50,000,000, subject to a $5,000,000 deductible. MetLife maintains Directors' and Officers' Liability with limits of $400 million under which the Depositor and MetLife Investors Distribution Company, the Registrant's underwriter, as well as certain other subsidiaries of MetLife are covered.

RULE 484 UNDERTAKING

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 30. PRINCIPAL UNDERWRITER

(a)  MetLife Investors Distribution Company ("MLIDC")
     5 Park Plaza, Suite 1900
     Irvine, CA 92614

MetLife Investors Distribution Company also serves as principal underwriter and distributor for the following investment companies:
MetLife of CT Separate Account Eleven for Variable Annuities
MetLife of CT Separate Account QPN for Variable Annuities
MetLife of CT Fund UL for Variable Life Insurance
MetLife of CT Fund UL III for Variable Life Insurance
Metropolitan Life Variable Annuity Separate Account I

MarketLife Book 38B

Metropolitan Life Variable Annuity Separate Account II,
Metropolitan Series Fund, Inc.
Met Investors Series Trust,
MetLife Investors USA Separate Account A
MetLife Investors Variable Annuity Account One
MetLife Investors Variable Annuity Account Five
MetLife Investors Variable Life Account One
MetLife Investors Variable Life Account Five
First MetLife Investors Variable Annuity Account One
General American Separate Account Eleven
General American Separate Account Twenty- Eight
General American Separate Account Twenty- Nine
General American Separate Account Two
Security Equity Separate Account 26
Security Equity Separate Account 27
Metropolitan Life Separate Account E
Metropolitan Life Separate Account UL
Metropolitan Tower Separate Account One
Metropolitan Tower Separate Account Two
Paragon Separate Account A
Paragon Separate Account B
Paragon Separate Account C
Paragon Separate Account D

(b) MetLife Investors Distribution Company is the principal underwriter for the Policies. The following persons are the officers and directors of MetLife Investors Distribution Company. The principal business address for MetLife Investors Distribution Company is 5 Park Plaza, Suite 1900, Irvine, CA 92614.

NAME AND PRINCIPAL
BUSINESS ADDRESS                 POSITIONS AND OFFICES WITH UNDERWRITER
----------------------   -------------------------------------------------------
Michael K. Farrell ***   Director

Elizabeth M. Forget **   Executive Vice President, Investment Fund Management &
                         Marketing

Peter Gruppuso ****      Vice President, Chief Financial Officer

Paul A. LaPiana *        Executive Vice President, National Sales Manager

Craig W. Markham ****    Director

Richard C. Pearson *     Executive Vice President, General Counsel and Secretary

Eric Steigerwalt         Treasurer

Paul A. Sylvester *      President, National Sales Manager- Annuities & LTC

William J. Toppeta       Director

Edward C. Wilson *       Senior Vice President, Channel Head-Wirehouse

Unless otherwise noted, the principal business address of each person shown above is: MetLife, Inc., One MetLife Plaza, 27-01 Queens Plaza North, Long Island City, New York 11101

*    MetLife Investors, 5 Park Plaza, Suite 1900, Irvine, CA 92614

**   MetLife, 260 Madison Avenue, New York, NY 10016

***  MetLife, 10 Park Avenue, Morristown, NJ 07962

**** MetLife, 485-E US Highway 1 South, Iselin, NJ 08830

MarketLife Book 38B

(c) Compensation From the Registrant

                                                              (3)
                                        (2)            Compensation on
                                 Net Underwriting     Events Occasioning        (4)           (5)
              (1)                 Discounts and        the Deduction of      Brokerage        Other
 Name of Principal Underwriter      Commissions     a Deferred Sales Load   Commissions   Compensation
------------------------------   ----------------   ---------------------   -----------   ------------
MetLife Investors Distribution
   Company                          $4,941,000*               $0                $0             $0

*    Includes commissions paid by MetLife Life and Annuity Company of
     Connecticut.

MLIDC, as the principal underwriter and distributor, did not receive any fees on the Policies. The Company paid compensation directly to broker-dealers who have selling agreements with MLIDC.

Tower Square Securities, Inc. provided certain limited services to MLIDC in the course of ordinary business as a principal underwriter to maintain its status as a broker-dealer in good standing with the NASD. Tower Square Securities, Inc. allocated such expenses to MLIDC.

ITEM 31. LOCATION OF ACCOUNTS AND RECORDS

     (1)  MetLife Insurance Company of Connecticut
          One Cityplace
          185 Asylum Street
          Hartford, Connecticut 06103-3415

     (2)  Metropolitan Life Insurance Company
          501 Boylston Street
          Boston, Massachusetts 02116

     (3)  MetLife Investors Distribution Company
          5 Park Plaza, Suite 1900
          Irvine, CA 92614

ITEM 32. MANAGEMENT SERVICES

Not Applicable.

ITEM 33. FEE REPRESENTATION

MetLife Insurance Company of Connecticut hereby represents that the aggregate charges under the Contracts of the Registrant described herein are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by MetLife Insurance Company of Connecticut.

MarketLife Book 38B

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned duly authorized, in the City of Boston, and Commonwealth of Massachusetts, on this 9th day of July, 2008.

                               MetLife of CT Fund UL for Variable Life Insurance
                                    (Registrant)

                               MetLife Insurance Company of Connecticut
                                    (Depositor)


                               By: /s/ Paul L. LeClair
                                   -------------------------------------
                                   Paul L. LeClair
                                   Vice President and Actuary

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Depositor has duly caused this registration statement to be signed on its behalf by the undersigned duly authorized, in the City of Boston, and Commonwealth of Massachusetts, on this 9th day of July, 2008.

                                        MetLife Insurance Company of Connecticut
                                           (Depositor)


                                        By: /s/ Paul L. LeClair
                                            ------------------------------------
                                            Paul L. LeClair
                                            Vice President and Actuary

As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 9th day of July, 2008.



*Michael K. Farrell                     Director and President
-------------------------------------
Michael K. Farrell


*William J. Mullaney                    Director
-------------------------------------
William J. Mullaney


*Joseph J. Prochaska, Jr.               Executive Vice President and Chief
-------------------------------------   Accounting Officer
Joseph J. Prochaska, Jr.


*Stanley J. Talbi                       Executive Vice President and Chief
-------------------------------------   Financial Officer
Stanley J. Talbi


*Lisa M. Weber                          Director
-------------------------------------
Lisa M. Weber


*By: /s/ John E. Connolly, Jr.
     --------------------------------
     John E. Connolly, Jr.,
     Attorney-in-fact

* Executed by John E. Connolly, Jr. on behalf of those indicated pursuant to powers of attorney filed herewith.

                                  EXHIBIT INDEX

Exhibit
 letter   DESCRIPTION
-------   -----------
    r.    Powers of Attorney